
10012966


NVB
North Valley Bancorp

2009 Annual Report

2009 Report to the Shareholders

North Valley Bank looks forward to a brighter future and more prosperous years ahead as we look back on the most challenging year in our 38-year history. Our Country has endured one of the most severe economic recessions since the Great Depression which has had a significant negative impact on most industries, companies and individuals.

During these times, the 'negatives' are far more evident than the 'positives'. In this letter I am outlining the positive strategic initiatives that North Valley Bank adopted to enable it to work through this economic recession. Foremost among those initiatives is the completion of a $40 million capital raise to further strengthen our Balance Sheet and position us for the future.

The decline in real estate values and the negative effect on those businesses tied to the real estate and construction industry has impacted our markets considerably. The most significant negative impact on Bank earnings was from losses experienced in the loan portfolio tied to construction and development of single family homes. Historically, our conservative loan underwriting, based on relatively low loan to property value ratios, adequate debt service coverage ratios, and financially strong borrowers, has provided protection to the Bank from loss. This has not proven to be the case during this economic recession where real estate collateral values have fallen significantly.

Despite this prudent and conservative approach, loan losses persisted as many customers and businesses were negatively impacted by the recession. In many cases, real estate properties that were recovered by the Bank and sold, failed to generate sufficient value to cover the debt, which added to the Bank's losses.

Over the past couple of years, North Valley Bank has taken aggressive, positive steps to position our Company to meet the challenges of a prolonged economic downturn by implementing the following actions and strategies:

- Curtailed new lending relationships in real estate construction and development projects at the end of 2006.
- Maintained high levels of liquidity and paid off all short-term Company borrowings.
- Continued to grow core deposits in the markets we serve.
- Continued to maintain strong capital ratios well in excess of regulatory guidelines.
- Continued to focus on portfolio management and improved asset quality.
- Continued to lend directly to clients located in the markets we serve.
- Worked to reduce noninterest expense.

This past year's financial performance did not meet our expectations. Our performance was primarily impacted by the provision for loan losses, and to a lesser extent, large increases in FDIC insurance premiums and professional fees. We know that 2010 will continue to be challenging. Therefore, management and the Board analyzed the Company's long-term Capital Plan and determined that additional financial capital should be raised to ensure the financial strength of the Company and to provide a strong position to support future growth.

Raising capital in this economic environment is extremely challenging. The success of our efforts to raise new capital confirms investor confidence in our Company and our business model. The amount of the new capital raised puts North Valley Bank's regulatory capital ratios among the highest for California local and regional banks. Our shareholder's ultimate support of this strategy will solidify the Bank's ability to respond to the challenges ahead.

There were many positive events in 2009 despite the challenging economic environment. Our team performed well under difficult circumstances, continuing to deliver competitive products while emphasizing excellent service to our customers. North Valley Bank was named "Best Bank in the North State" for the fourth year running as determined in the Redding Record Searchlight Poll. Our customers remained loyal and deposits grew during the year. North Valley Bank continued to reduce noninterest expense in 2009, positioning the Bank for improved profitability when we return to a better economic and business environment.

We continue to be committed to our shareholders, communities, customers and employees. This commitment is what has made North Valley Bank successful for 38 years.

Thank you for your continued support.



Michael J. Cushman
President and CEO



J. M. "Mike" Wells, Jr.
Chairman of the Board

Annual Meeting

July 22, 2010
North Valley Bancorp
Administrative Offices
300 Park Marina Circle
Redding, California

Directors

J. M. ("Mike") Wells, Jr.
Chairman - Redding CA

William W. Cox, CRE, CCIM
Redding CA

Michael J. Cushman
Redding CA

Royce L. Friesen, RPh.
Redding CA

Dante W. Ghidinelli
Redding CA

Kevin D. Hartwick
Crescent City CA

Roger B. Kohlmeier
Woodland CA

Martin A. Mariani
Winters CA

Dolores M. Vellutini
Eureka CA

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________________ to ________________.

Commission file number 0-10652

NORTH VALLEY BANCORP

(Exact name of registrant as specified in its charter)

California	94-2751350
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
300 Park Marina Circle, Redding, California	96001
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (530) 226-2900

Securities registered pursuant to Section 12(b) of the Act:

Title of class:	Name of each exchange on which registered:
Common Stock, no par value	The NASDAQ Global Select Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common eq was last sold was $34,287,000 as of June 30, 2009.

The number of shares outstanding of common stock as of February 28, 2010, were 7,495,817.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders are incorporated by reference in Part III, Item 10, 11, 12, 13 and 14 of this Form 10-K.

TABLE OF CONTENTS

Part I

Item 1	Business	3
Item 1A	Risk Factors	15
Item 1B	Unresolved Staff Comments	20
Item 2	Properties	20
Item 3	Legal Proceedings	20
Item 4	Removed and Reserved	21

Part II

Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	21
Item 6	Selected Financial Data	24
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A	Quantitative and Qualitative Disclosures About Market Risk	43
Item 8	Financial Statements and Supplementary Data	46
Item 9	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	46
Item 9A	Controls and Procedures	46
Item 9B	Other Information	47

Part III

Item 10	Directors, Executive Officers and Corporate Governance	47
Item 11	Executive Compensation	47
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	47
Item 13	Certain Relationships and Related Transactions, and Director Independence	47
Item 14	Principal Accountant Fees and Services	48

Part IV

Item 15	Exhibits and Financial Statement Schedules	48
	Signatures	93

PART I

ITEM 1. DESCRIPTION OF BUSINESS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) variances in the actual versus projected growth in assets and return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries including State and local budget issues being addressed in California; (9) changes in the regulatory environment including government intervention in the U.S. financial system; (10) changes in business conditions and inflation; (11) changes in securities markets, public debt markets, and other capital markets; (12) data processing and other operational systems failures or fraud; (13) a further decline in real estate values in the Company's operating market areas; (14) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; and (15) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations, as well as other factors. The factors set forth under Item 1A, "Risk Factors", in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

General

North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System ("FRB" or the "Board of Governors"). The Company was incorporated in 1980 in the State of California. The Company owns 100% of its principal subsidiaries, North Valley Bank ("NVB" or the "Bank"), North Valley Trading Company ("Trading Company"), which is inactive, North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank. On January 2, 2002, Six Rivers National Bank became a California State chartered bank and in conjunction with this charter conversion, changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, Six Rivers Bank was merged with and into North Valley Bank with North Valley Bank as the surviving institution. Former branches of Six Rivers Bank continued to operate as Six Rivers Bank, a division of North Valley Bank until April 18, 2005. Since April 18, 2005, those branches have operated as North Valley Bank branches. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a purchase transaction. Yolo Community Bank was a privately-held California banking corporation that commenced operations in 1998 and was headquartered in Woodland, California. Consideration paid was a combination of $9.5 million in cash and 741,697 shares of the Company's common stock. Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged with and into North Valley Bank with North Valley Bank as the surviving institution. The information contained herein contains the results of operations of YCB from September 1, 2004.

At December 31, 2009 the Company had $884,362,000 in total assets, $602,417,000 in total loans and leases and $787,809,000 in total deposits. The Company does not hold deposits of any one customer or group of customers where the loss of such deposits would have a material adverse effect on the Company. The Company's business is not seasonal.

NVB was organized in September 1972, under the laws of the State of California, and commenced operations in February 1973. NVB is principally supervised and regulated by the California Commissioner of Financial Institutions (the "Commissioner") and conducts a commercial and retail banking business, which includes accepting demand, savings, and money market rate deposit accounts and time deposits, and making commercial, real estate and consumer loans. It also issues cashier's checks and money orders, sells travelers' checks and provides safe deposit boxes and other customary banking services. As a state-chartered insured member bank, NVB is also subject to regulation by the Board of Governors of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the legal limits thereupon. NVB is also participating in the FDIC Transaction Account Guarantee Program ("TAGP"). Under that program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the TAGP is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules. NVB does not offer trust services or international banking services and does not plan to do so in the near future.

NVB operates twenty-five banking offices in Shasta, Trinity, Humboldt, Del Norte, Yolo, Solano, Sonoma, Placer, and Mendocino Counties, for which it has received all of the requisite regulatory approvals. The headquarters office in Redding opened in February 1973. In October 1973, NVB opened its Weaverville Office; in October 1974, its Hayfork Office; in January 1978, its Anderson Office; and in September 1979, its Enterprise Office (East Redding). On December 20, 1982, NVB acquired the assets of two branches of the Bank of California: one located in Shasta Lake and the other in Redding, California. On June 1, 1985, NVB opened its Westwood Village Office in South Redding. On November 27, 1995, NVB opened a branch located in Palo Cedro, California. On October 14, 1997, NVB relocated its branch in Shasta Lake to a new facility. NVB opened two super-market branches in 1998 located in Cottonwood, California and Redding, California. On May 11, 1998, NVB opened a Business Banking Center in Redding, California, to provide banking services to business and professional clients. On August 13, 2001, the Business Banking Center and the Company's Administrative offices moved to a new location at 300 Park Marina Drive in Redding, California. On August 5, 2002, NVB opened an Express Banking Center located at 2245 Churn Creek Road in Redding. On October 1, 2008, NVB opened a Loan Production Office located at 750 Mason Street, Suite 202, in Vacaville, California. In 2009, the branch office located in Fairfield, California and the Loan Production Office located in Vacaville, California were closed and the banking operations were absorbed into other offices.

NVB has signed agreements with Essex National Securities, Inc., a registered broker-dealer, ("Essex") whereby Essex provides broker/dealer services and standardized investment advice to NVB customers. NVB shares in the fees and commissions paid to Essex on a pre-determined schedule. In 2006, majority ownership of Essex was acquired by Addison Avenue Financial Partners, a subsidiary of the Addison Avenue Federal Credit Union.

Junior Subordinated Debentures

The Company owns the common stock of four business trusts that have issued an aggregate of $31.0 million in trust preferred securities fully and unconditionally guaranteed by the Company. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated debentures issued by the Company, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by the Company is $32.0 million, with the maturity dates for the respective debentures ranging from 2031 through 2036. Subject to regulatory approval, the Company may redeem the respective junior subordinated debentures earlier than the maturity date, with certain of the debentures being redeemable beginning in July 2006 and others being redeemable beginning in April 2008, July 2009 and March 2011. On November 9, 2009, the Company elected to defer the payment of interest on these securities. The Company is allowed to defer the payment of interest for up to 20 consecutive quarterly periods without triggering an event of default. For more information about the trust preferred securities and the debentures and certain regulatory restrictions on the payment of interest, see Notes 10 and 17 to the Notes to Consolidated Financial Statements.

Supervision and Regulation

The common stock of the Company is subject to the registration requirements of the Securities Act of 1933, as amended, and the qualification requirements of the California Corporate Securities Law of 1968, as amended. The Company is also subject to the periodic reporting requirements of Section 13 of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission.

NVB is chartered by the California Department of Financial Institutions ("DFI"), which rules and regulations are administered by its Commissioner (the "Commissioner"). NVB's deposits are insured by the FDIC, and NVB is a member of the Federal Reserve System. Consequently, NVB is subject to the supervision of, and is regularly examined by, the Commissioner and the Board of Governors. Such supervision and regulation include comprehensive reviews of all major aspects of the Bank's business and condition, including its capital ratios, allowance for loan and lease losses and other factors. However, no inference should be drawn that such authorities have approved any such factors. NVB is required to file reports with the Commissioner and the FRB and provide such additional information as the Commissioner and the FRB may require.

The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and is registered as such with, and subject to the supervision of, the Board of Governors. The Company is required to obtain the approval of the Board of Governors before it may acquire all or substantially all of the assets of any bank, or ownership or control of the voting shares of any bank if, after giving effect to such acquisition of shares, the Company would own or control more than 5% of the voting shares of such bank. The Bank Holding Company Act prohibits the Company from acquiring any voting shares of, or interest in, all or substantially all of the assets of, a bank located outside the State of California unless such an acquisition is specifically authorized by the laws of the state in which such bank is located. Any such interstate acquisition is also subject to the provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994.

The Company, and its subsidiary, NVB, are deemed to be "affiliates" within the meaning of that term as defined in the Federal Reserve Act. This means, for example, that there are limitations (a) on loans between affiliates, and (b) on investments by NVB in affiliates' stock as collateral for loans to any borrower. The Company and its subsidiaries are also subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

The Board of Governors and the FDIC have adopted risk-based capital guidelines for evaluating the capital adequacy of bank holding companies and banks. The guidelines are designed to make capital requirements sensitive to differences in risk profiles among banking organizations, to take into account off-balance sheet exposures and to aid in making the definition of bank capital uniform internationally. Under the guidelines, the Company and its banking subsidiaries are required to maintain capital equal to at least 8% of its assets and commitments to extend credit, weighted by risk, of which at least 4% must consist primarily of common equity (including retained earnings) and the remainder may consist of subordinated debt, cumulative preferred stock, or a limited amount of loan loss reserves. The Company and its banking subsidiaries are subject to regulations issued by the Board of Governors and the FDIC, which require maintenance of a certain level of capital. These regulations impose two capital standards: a risk-based capital standard and a leverage capital standard.

Assets, commitments to extend credit and off-balance sheet items are categorized according to risk and certain assets considered to present less risk than others permit maintenance of capital at less than the 8% ratio. For example, most home mortgage loans are placed in a 50% risk category and therefore require maintenance of capital equal to 4% of such loans, while commercial loans are placed in a 100% risk category and therefore require maintenance of capital equal to 8% of such loans.

Under the Board of Governors' risk-based capital guidelines, assets reported on an institution's balance sheet and certain off-balance sheet items are assigned to risk categories, each of which has an assigned risk weight. Capital ratios are calculated by dividing the institution's qualifying capital by its period-end risk-weighted assets. The guidelines establish two categories of qualifying capital: Tier 1 capital (defined to include common shareholders' equity and noncumulative perpetual preferred stock) and Tier 2 capital which includes, among other items, limited life (and in case of banks, cumulative) preferred stock, mandatory convertible securities, subordinated debt and a limited amount of reserve for credit losses. Tier 2 capital may also include up to 45% of the pretax net unrealized gains on certain available-for-sale equity securities having readily determinable fair values (i.e. the excess, if any, of fair market value over the book value or historical cost of the investment security). The federal regulatory agencies reserve the right to exclude all or a portion of the unrealized gains upon a determination that the equity securities are not prudently valued. Unrealized gains and losses on other types of assets, such as bank premises and available-for-sale debt securities, are not included in Tier 2 capital, but may be taken into account in the evaluation of overall capital adequacy and net unrealized losses on available-for-sale equity securities will continue to be deducted from Tier 1 capital as a cushion against risk. Each institution is required to maintain a risk-based capital ratio (including Tier 1 and Tier 2 capital) of 8%, of which at least half must be Tier 1 capital.

Under the Board of Governors' leverage capital standard, an institution is required to maintain a minimum ratio of Tier 1 capital to the sum of its quarterly average total assets and quarterly average reserve for loan losses, less intangibles not included in Tier 1 capital. Period-end assets may be used in place of quarterly average total assets on a case-by-case basis. The Board of Governors and the FDIC have adopted a minimum leverage ratio for bank holding companies as a supplement to the risk-weighted capital guidelines. The leverage ratio establishes a minimum Tier 1 ratio of 3% (Tier 1 capital to total assets) for the highest rated bank holding companies or those that have implemented the risk-based capital market risk measure. All other bank holding companies must maintain a minimum Tier 1 leverage ratio of 4% with higher leverage capital ratios required for bank holding companies that have significant financial and/or operational weakness, a high risk profile, or are undergoing or anticipating rapid growth.

At December 31, 2009, NVB and the Company were in compliance with the risk-based capital and leverage ratios described above. See Item 8, "Financial Statements and Supplementary Data", and Note 17 to the Financial Statements incorporated by reference therein, for a listing of the Company's and Bank's risk-based capital ratios at December 31, 2009 and 2008.

The Board of Governors, the OCC and FDIC have adopted regulations implementing a system of prompt corrective action for insured financial institutions pursuant to Section 38 of the Federal Deposit Insurance Act and Section 131 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The regulations establish five capital categories with the following characteristics: (1) "Well capitalized" - consisting of institutions with a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater, and the institution is not subject to any written agreement, order, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure; (2) "Adequately capitalized" - consisting of institutions with a total risk-based capital ratio of 8% or greater, a Tier 1 risk-based capital ratio of 4% or greater and a leverage ratio of 4% or greater, and the institution does not meet the definition of a "well capitalized" institution; (3) "Undercapitalized" - consisting of institutions with a total risk-based capital ratio less than 8%, a Tier 1 risk-based capital ratio of less than 4%, or a leverage ratio of less than 4%; (4) "Significantly undercapitalized" - consisting of institutions with a total risk-based capital ratio of less than 6%, a Tier 1 risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%; (5) "Critically undercapitalized" - consisting of an institution with a ratio of tangible equity to total assets that is equal to or less than 2%. NVB is considered "well capitalized" under the framework for prompt corrective action.

The regulations established procedures for classification of financial institutions within the capital categories, filing and reviewing capital restoration plans required under the regulations and procedures for issuance of directives by the appropriate regulatory agency, among other matters. The regulations impose restrictions upon all institutions to refrain from certain actions which would cause an institution to be classified within any one of the three "undercapitalized" categories, such as declaration of dividends or other capital distributions or payment of management fees, if following the distribution or payment the institution would be classified within one of the "undercapitalized" categories. In addition, institutions which are classified in one of the three "undercapitalized" categories are subject to certain mandatory and discretionary supervisory actions. Mandatory supervisory actions include (1) increased monitoring and review by the appropriate federal banking agency; (2) implementation of a capital restoration plan; (3) total asset growth restrictions; and (4) limitation upon acquisitions, branch expansion, and new business activities without prior approval of the appropriate federal banking agency. Discretionary supervisory actions may include (1) requirements to augment capital; (2) restrictions upon affiliate transactions; (3) restrictions upon deposit gathering activities and interest rates paid; (4) replacement of senior executive officers and directors; (5) restrictions upon activities of the institution and its affiliates; (6) requiring divestiture or sale of the institution; and (7) any other supervisory action that the appropriate federal banking agency determines is necessary to further the purposes of the regulations. Further, the federal banking agencies may not accept a capital restoration plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The aggregate liability of the parent holding company under the guaranty is limited to the lesser of (i) an amount equal to 5 percent of the depository institution's total assets at the time it became undercapitalized, and (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it were "significantly undercapitalized." FDICIA also restricts the solicitation and acceptance of and interest rates payable on brokered deposits by insured depository institutions that are not "well capitalized." An "undercapitalized" institution is not allowed to solicit deposits by offering rates of interest that are significantly higher than the prevailing rates of interest on insured deposits in the particular institution's normal market areas or in the market areas in which such deposits would otherwise be accepted.

Any financial institution which is classified as "critically undercapitalized" must be placed in conservatorship or receivership within 90 days of such determination unless it is also determined that some other course of action would better serve the purposes of the regulations. Critically undercapitalized institutions are also prohibited from making (but not accruing) any payment of principal or interest on subordinated debt without the prior approval of the FDIC and the FDIC must prohibit a critically undercapitalized institution from taking certain other actions without its prior approval, including (1) entering into any material transaction other than in the usual course of business, including investment expansion, acquisition, sale of assets or other similar actions; (2) extending credit for any highly leveraged transaction; (3) amending articles or bylaws unless required to do so to comply with any law, regulation or order; (4) making any material change in accounting methods; (5) engaging in certain affiliate transactions; (6) paying excessive compensation or bonuses; and (7) paying interest on new or renewed liabilities at rates which would increase the weighted average costs of funds beyond prevailing rates in the institution's normal market areas.

Under FDICIA, the federal financial institution agencies have adopted regulations which require institutions to establish and maintain comprehensive written real estate lending policies which address certain lending considerations, including loan-to-value limits, loan administrative policies, portfolio diversification standards, and documentation, approval and reporting requirements. FDICIA further generally prohibits an insured state bank from engaging as a principal in any activity that is impermissible for a national bank, absent an FDIC determination that the activity would not pose a significant risk to the Bank Insurance Fund, and that the bank is, and will continue to be, within applicable capital standards. Similar restrictions apply to subsidiaries of insured state banks. The Company does not currently intend to engage in any activities which would be restricted or prohibited under FDICIA.

The Federal Financial Institution Examination Counsel ("FFIEC") on December 13, 1996, approved an updated Uniform Financial Institutions Rating System ("UFIRS"). In addition to the five components traditionally included in the so-called "CAMEL" rating system which has been used by bank examiners for a number of years to classify and evaluate the soundness of financial institutions (including capital adequacy, asset quality, management, earnings and liquidity), UFIRS includes for all bank regulatory examinations conducted on or after January 1, 1997, a new rating for a sixth category identified as sensitivity to market risk. Ratings in this category are intended to reflect the degree to which changes in interest rates, foreign exchange rates, commodity prices or equity prices may adversely affect an institution's earnings and capital. The revised rating system is identified as the "CAMELS" system.

The federal financial institution agencies have established bases for analysis and standards for assessing a financial institution's capital adequacy in conjunction with the risk-based capital guidelines, including analysis of interest rate risk, concentrations of credit risk, risk posed by non-traditional activities, and factors affecting overall safety and soundness. The safety and soundness standards for insured financial institutions include analysis of (1) internal controls, information systems and internal audit systems; (2) loan documentation; (3) credit underwriting; (4) interest rate exposure; (5) asset growth; (6) compensation, fees and benefits; and (7) excessive compensation for executive officers, directors or principal shareholders which could lead to material financial loss. If an agency determines that an institution fails to meet any standard, the agency may require the financial institution to submit to the agency an acceptable plan to achieve compliance with the standard. If the agency requires submission of a compliance plan and the institution fails to timely submit an acceptable plan or to implement an accepted plan, the agency must require the institution to correct the deficiency. The agencies may elect to initiate enforcement action in certain cases rather than rely on an existing plan, particularly where failure to meet one or more of the standards could threaten the safe and sound operation of the institution.

Community Reinvestment Act ("CRA") regulations evaluate banks' lending to low and moderate income individuals and businesses across a four-point scale from "outstanding" to "substantial noncompliance," and are a factor in regulatory review of applications to merge, establish new branches or form bank holding companies. In addition, any bank rated in "substantial noncompliance" with the CRA regulations may be subject to enforcement proceedings. NVB currently has a rating of "satisfactory" for CRA compliance.

The Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law. Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from NVB. The ability of NVB to pay cash dividends and/or management fees is subject to restrictions set forth in the California Financial Code as well as restrictions established by the FDIC and the FRB. See Items 1A and 5 below for further information regarding the payment of cash dividends by the Company and NVB.

The Board of Directors of the Company decides whether to declare and pay dividends after consideration of the Company's earnings, financial condition, future capital needs, regulatory requirements and other factors as the Board of Directors may deem relevant. Quarterly cash dividends declared and distributed to the shareholders of the Company were $0.10 per share for 2008 and 2007. On January 29, 2009, primarily as a result of the Company's operating performance for 2008, the Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock, beginning in 2009.

The Company relies upon distributions from NVB in the form of cash dividends in order to pay dividends to its shareholders. The Board of Governors of the Federal Reserve System generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of a subsidiary bank or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The Federal Reserve Board policy is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. On January 6, 2010, the Company and NVB entered into a Written Agreement with the Federal Reserve Bank of San Francisco (the "Federal Reserve Bank"). Among other things, the Written Agreement restricts the payment of dividends and any payments on trust preferred securities, any reduction in capital or the purchase or redemption of stock without the prior approval of the Federal Reserve Bank. See Note 17 to the Consolidated Financial Statements below regarding "Regulatory Matters."

The Patriot Act

On October 26, 2001, President Bush signed the USA Patriot Act (the "Patriot Act"), which includes provisions pertaining to domestic security, surveillance procedures, border protection, and terrorism laws to be administered by the Secretary of the Treasury. Title III of the Patriot Act entitled, "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001" includes amendments to the Bank Secrecy Act which expand the responsibilities of financial institutions in regard to anti-money laundering activities with particular emphasis upon international money laundering and terrorism financing activities through designated correspondent and private banking accounts.

Effective December 25, 2001, Section 313(a) of the Patriot Act prohibits any insured financial institution such as North Valley Bank, from providing correspondent accounts to foreign banks which do not have a physical presence in any country (designated as "shell banks"), subject to certain exceptions for regulated affiliates of foreign banks. Section 313(a) also requires financial institutions to take reasonable steps to ensure that foreign bank correspondent accounts are not being used to indirectly provide banking services to foreign shell banks, and Section 319(b) requires financial institutions to maintain records of the owners and agent for service of process of any such foreign banks with whom correspondent accounts have been established.

Effective July 23, 2002, Section 312 of the Patriot Act created a requirement for special due diligence for correspondent accounts and private banking accounts. Under Section 312, each financial institution that establishes, maintains, administers, or manages a private banking account or a correspondent account in the United States for a non-United States person, including a foreign individual visiting the United States, or a representative of a non-United States person shall establish appropriate, specific, and, where necessary, enhanced, due diligence policies, procedures, and controls that are reasonably designed to detect and record instances of money laundering through those accounts.

The Patriot Act contains various provisions in addition to Sections 313(a) and 312 that affect the operations of financial institutions by encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. The Company and North Valley Bank are not currently aware of any account relationships between North Valley Bank and any foreign bank or other person or entity as described above under Sections 313(a) or 312 of the Patriot Act.

Certain surveillance provisions of the Patriot Act were scheduled to expire on December 31, 2005, and actions to restrict the use of the Patriot Act surveillance provisions were filed by the ACLU and other organizations. On March 9, 2006, after temporary extensions of the Patriot Act, President Bush signed the "USA Patriot Improvement and Reauthorization Act of 2005" and the "USA Patriot Act Additional Reauthorizing Amendments Act of 2006," which reauthorized all expiring provisions of the Patriot Act and extended certain provisions related to surveillance and production of business records until December 31, 2009. The extended deadline for those provisions was subsequently further extended to February 28, 2010. On February 24 and 25, 2010, the Senate and the House of Representatives, respectively, voted to further extend the deadline until December 31, 2010. President Obama signed the extension legislation on February 27, 2010.

The effects which the Patriot Act and any additional legislation enacted by Congress may have upon financial institutions is uncertain; however, such legislation could increase compliance costs and thereby potentially may have an adverse effect upon the Company's results of operations.

The Sarbanes-Oxley Act of 2002

On July 30, 2002, President George W. Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Act"), legislation designed to address certain issues of corporate governance and accountability. The key provisions of the Act and the rules promulgated by the SEC pursuant to the Act include the following:

- Expanded oversight of the accounting profession by creating a new independent public company oversight board to be monitored by the SEC.
- Revised rules on auditor independence to restrict the nature of non-audit services provided to audit clients and to require such services to be pre-approved by the audit committee.
- Improved corporate responsibility through mandatory listing standards relating to audit committees, certifications of periodic reports by the CEO and CFO and making issuer interference with an audit a crime.
- Enhanced financial disclosures, including periodic reviews for largest issuers and real time disclosure of material company information.
- Enhanced criminal penalties for a broad array of white collar crimes and increases in the statute of limitations for securities fraud lawsuits.
- Disclosure of whether a company has adopted a code of ethics that applies to the company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and disclosure of any amendments or waivers to such code of ethics.
- Disclosure of whether a company's audit committee of its board of directors has a member of the audit committee who qualifies as an "audit committee financial expert."
- A prohibition on insider trading during pension plan black-out periods.
- Disclosure of off-balance sheet transactions.
- A prohibition on personal loans to directors and officers.
- Conditions on the use of non-GAAP (generally accepted accounting principles) financial measures.
- Standards of professional conduct for attorneys, requiring attorneys having an attorney-client relationship with a company, among other matters, to report "up the ladder" to the audit committee, to another board committee or to the entire board of directors regarding certain material violations.
- Expedited filing requirements for Form 4 reports of changes in beneficial ownership of securities, reducing the filing deadline to within 2 business days of the date on which an obligation to report is triggered.
- Accelerated filing requirements for reports on Forms 10-K and 10-Q by public companies which qualify as "accelerated filers," with a phased-in reduction of the filing deadline for Form 10-K and Form 10-Q.
- Disclosure concerning website access to reports on Forms 10-K, 10-Q and 8-K, and any amendments to those reports, by "accelerated filers" as soon as reasonably practicable after such reports and material are filed with or furnished to the SEC.
- Rules requiring national securities exchanges and national securities associations to prohibit the listing of any security whose issuer does not meet audit committee standards established pursuant to the Act.

The Company's securities are listed on the NASDAQ Global Select Market. Consequently, in addition to the rules promulgated by the SEC pursuant to the Act, the Company must also comply with the listing standards applicable to all NASDAQ listed companies. The NASDAQ listing standards applicable to the Company include standards related to (i) director independence, (ii) executive session meetings of the board, (iii) requirements for audit, nominating and compensation committee charters, membership qualifications and procedures, (iv) shareholder approval of equity compensation arrangements, and (v) code of conduct requirements that comply with the code of ethics under the Act.

The effect of the Act upon the Company is uncertain; however, the Company has incurred and it is anticipated that it will continue to incur increased costs to comply with the Act and the rules and regulations promulgated pursuant to the Act by the Securities and Exchange Commission, NASDAQ and other regulatory agencies having jurisdiction over the Company or the issuance and listing of its securities. The Company does not currently anticipate, however, that compliance with the Act and such rules and regulations will have a material adverse effect upon its financial position or results of its operations or its cash flows. The Company changed from an accelerated filer to a non-accelerated filer in 2008. Management is required to report on the effectiveness of internal control over financial reporting, but an external attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting was not required for the year ended December 31, 2008, and is not required for the year ended December 31, 2009. See Item 9A, "Controls and Procedures," below.

The California Corporate Disclosure Act

Effective January 1, 2003, the California Corporate Disclosure Act (the "CCD Act") required publicly traded corporations incorporated or qualified to do business in California to disclose information about their past history, auditors, directors and officers. Effective September 28, 2004, the CCD Act, as currently in effect and codified at California Corporations Code Section 1502.1, requires the Company to file with the California Secretary of State and disclose within 150 days after the end of its fiscal year certain information including the following:

- The name of the company's independent registered accounting firm and a description of services, if any, performed for a company during the previous two fiscal years and the period from the end of the most recent fiscal year to the date of filing;
- The annual compensation paid to each director and the five most highly compensated non-director executive officers (including the CEO and CFO) during the most recent fiscal year, including all plan and non-plan compensation for all services rendered to a company as specified in Item 402 of Regulation S-K such as grants, awards or issuance of stock, stock options and similar equity-based compensation;
- A description of any loans made to a director at a "preferential" loan rate during the company's two most recent fiscal years, including the amount and terms of the loans;
- Whether any bankruptcy was filed by a company or any of its directors or executive officers within the previous 10 years;
- Whether any director or executive officer of a company has been convicted of fraud during the previous 10 years; and
- A description of any material pending legal proceedings other than ordinary routine litigation as specified in Item 103 of Regulation S-K and a description of such litigation where the company was found legally liable by a final judgment or order.

The Company does not currently anticipate that compliance with the CCD Act will have a material adverse effect upon its financial position or results of its operations or its cash flows.

Competition

At June 30, 2009, commercial and savings banks in competition with the Company had 469 banking offices in the counties of Del Norte, Humboldt, Mendocino, Placer, Shasta, Solano, Sonoma, Trinity and Yolo where the Company operates. In those 469 banking offices (which include the Company's 25), there were $28.0 billion in total deposits of which the Company had an overall share of 2.8%. Additionally, the Company competes with thrifts and, to a lesser extent, credit unions, finance companies and other financial service providers for deposit and loan customers.

Larger banks may have a competitive advantage over the Company because of higher lending limits and major advertising and marketing campaigns. They also perform services, such as trust services and international banking which the Company is not authorized nor prepared to offer currently. The Company has arranged with correspondent banks and with others to provide some of these services for their customers. As of December 31, 2009, NVB's lending limit to any one borrower is $25,525,000 on a fully secured basis and $15,315,000 on an unsecured basis. These limits are adequate in most instances to compete for lending relationships within the markets we currently serve.

In order to compete with the major financial institutions in its primary service areas, the Company, through NVB, utilizes to the fullest extent possible, the flexibility which is accorded by its independent status. This includes an emphasis on specialized services, local promotional activity, and personal contacts by the officers, directors and employees of the Company. NVB also seeks to provide special services and programs for individuals in its primary service area who are employed in the agricultural, professional and business fields, such as loans for equipment, furniture, tools of the trade or expansion of practices or businesses.

Banking is a business that depends heavily on net interest income. Net interest income is defined as the difference between the interest rate paid to obtain deposits and other borrowings and the interest rate received on loans extended to customers and on securities held in the Bank's investment portfolio. Commercial banks compete with savings and loan associations, credit unions, other financial institutions and other entities for funds. For instance, yields on corporate and government debt securities and other commercial paper affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for loans with savings and loan associations, credit unions, consumer finance companies, mortgage companies and other lending institutions.

Monetary and Fiscal Policies

The net interest income of the Company, and to a large extent, its earnings, are affected not only by general economic conditions, both domestic and foreign, but also by the monetary and fiscal policies of the United States as set by statutes and as implemented by federal agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy, such as seeking to curb inflation and combat recession by its open market operations in United States government securities, adjustments in the amount of interest free reserves that banks and other financial institutions are required to maintain, and adjustments to the discount rates applicable to borrowing by banks from the Federal Reserve Board. These activities influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and timing of any future changes in monetary policies and their impact on the Company are not predictable.

Deposit Insurance

The Federal Deposit Insurance Reform Act of 2005 (the "Reform Act") had the effect of merging the Bank Insurance Fund and the Savings Association Insurance Fund into a new Deposit Insurance Fund ("DIF"). This change was made effective on March 31, 2006. The FDIC released final regulations under the Reform Act on November 2, 2006 that establish a revised risk-based deposit insurance assessment rate system for members of the DIF to insure, among other matters, that there will be sufficient assessment income for repayment of DIF obligations and to further refine the differentiation of risk profiles among institutions as a basis for assessments. Under the new assessment rate system, the FDIC set the assessment rates (effective January 1, 2007) for most institutions from $0.05 to $0.07 per $100 of insured deposits and established a Designated Reserve Ratio ("DRR") for the DIF during 2007 of 1.25% of insured deposits.

The new assessment rate system consolidates the nine categories of the prior assessment system into four categories (Risk Categories I, II, III and IV) and three Supervisory Groups (A, B and C) based upon institution's capital levels and supervisory ratings. Risk Category I includes all well capitalized institutions with the highest supervisory ratings. Risk Category II includes adequately capitalized institutions that are assigned to Supervisory Groups A and B. Risk Category III includes all undercapitalized institutions that are assigned to Supervisory Groups A and B and institutions assigned to Supervisory Group C that are not undercapitalized but have a low supervisory rating. Risk Category IV includes all undercapitalized institutions that are assigned to Supervisory Group C.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. The EESA temporarily raised the limit on federal deposit insurance coverage provided by the FDIC from $100,000 to $250,000 per depositor. On May 20, 2009, this limit was extended to December 31, 2013.

On October 14, 2008, the FDIC implemented the Temporary Liquidity Guarantee Program (the "TLGP") to strengthen confidence and encourage liquidity in the financial system. The TLGP includes the Transaction Account Guarantee Program (the "TAGP"). The TAGP offers full guarantee for noninterest-bearing transaction accounts held at FDIC-insured depository institutions. The unlimited deposit coverage was voluntary for eligible institutions and was in addition to the $250,000 FDIC deposit insurance per account that was included as part of the EESA. The insured deposit limits are currently scheduled to return to $100,000 on July 1, 2010, except for certain retirement accounts. The TAGP coverage became effective on October 14, 2008 and is scheduled to continue for participating institutions until June 30, 2010. In addition to the existing risk-based deposit insurance premium assessed on such deposits, TAGP participants will be assessed, on a quarterly basis, an annualized fee, based on the participant's deposit insurance risk rating up to 25 basis points, on balances in noninterest-bearing transaction accounts that exceed the existing deposit insurance limit of $250,000. The Bank has elected to participate in the TAGP.

On December 16, 2008, the FDIC approved an earlier proposed seven basis point rate increase for the first quarter 2009 assessment period effective January 1, 2009 as part of the DIF restoration plan to achieve a minimum DRR of 1.15% within five years.

On February 27, 2009, the FDIC issued a press release with attached final rule dated February 26, 2009, which established increased assessment rates effective as of April 1, 2009 and included adjustments to improve differentiation of risk profiles among institutions. The FDIC concurrently adopted an interim rule that imposes a 20 basis point emergency special assessment effective June 30, 2009, to be collected from all insured depository institutions on September 30, 2009, in addition to the imposition of an emergency special assessment of up to 10 basis points at the end of any calendar quarter after June 30, 2009 if the FDIC determines the DRR will fall to a level that will adversely affect public confidence, among other factors. The changes to differentiate risk profiles will require riskier institutions to pay higher assessment rates based on classification into one of four risk categories. Within each category, the FDIC will assess higher rates to institutions with a significant reliance on secured liabilities, which generally raises the FDIC's loss in the event of failure without providing additional assessment revenue. Under the final rule, assessments will be higher for institutions with a significant reliance on brokered deposits but, for well-managed and well-capitalized institutions, only when accompanied by rapid asset growth. Also incentives will be provided in the form of a reduction in assessment rates for institutions to hold long-term unsecured debt and, for smaller institutions, high levels of Tier 1 capital. Together, the changes will improve the way the system differentiates risk among insured institutions and help ensure that a minimum DRR of at least 1.15% by the end of 2013.

On November 17, 2009, the FDIC amended its regulations and required all insured financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012, unless they were notified they were exempt from the prepayment. The FDIC exempted the Bank from the requirement to prepay. The FDIC also approved a three basis point increase in the assessment rate applied to insured financial institutions beginning in 2011.

Based upon the announced increase in assessments for insured financial institutions in 2009 as described above and the continuing adverse economic conditions impacting financial institutions generally, which may necessitate further increases in assessments, the Bank anticipates that such assessments will have a significantly greater impact upon operating expenses in 2010 compared to 2009.

Interstate Banking

Since 1996, California law implementing certain provisions of prior federal law has (1) permitted interstate merger transactions; (2) prohibited interstate branching through the acquisition of a branch business unit located in California without acquisition of the whole business unit of the California bank; and (3) prohibited interstate branching through de novo establishment of California branch offices. Initial entry into California by an out-of-state institution must be accomplished by acquisition of or merger with an existing whole bank, which has been in existence for at least five years.

National Banks

The federal financial institution agencies, especially the OCC and the Board of Governors, have taken steps to increase the types of activities in which national banks and bank holding companies can engage, and to make it easier to engage in such activities. The OCC has issued regulations permitting national banks to engage in a wider range of activities through subsidiaries. "Eligible institutions" (those national banks that are well capitalized, have a high overall rating and a satisfactory or better CRA rating, and are not subject to an enforcement order) may engage in activities related to banking through operating subsidiaries subject to an expedited application process. In addition, a national bank may apply to the OCC to engage in an activity through a subsidiary in which the bank itself may not engage.

Glass-Steagall Act

The Financial Services Modernization Act of 1999 (the "FSMA") eliminated most of the remaining depression-era "firewalls" between banks, securities firms and insurance companies which was established by the Banking Act of 1933, also known as the Glass-Steagall Act ("Glass-Steagall). Glass-Steagall sought to insulate banks as depository institutions from the perceived risks of securities dealing and underwriting, and related activities. The FSMA repealed Section 20 of Glass-Steagall, which prohibited banks from affiliating with securities firms. Bank holding companies that can qualify as "financial holding companies" can now acquire securities firms or create them as subsidiaries, and securities firms can now acquire banks or start banking activities through a financial holding company. The FSMA includes provisions which permit national banks to conduct financial activities through a subsidiary that are permissible for a national bank to engage in directly, as well as certain activities authorized by statute, or that are financial in nature or incidental to financial activities to the same extent as permitted to a "financial holding company" or its affiliates. This liberalization of United States banking and financial services regulation applies both to domestic institutions and foreign institutions conducting business in the United States. Consequently, the common ownership of banks, securities firms and insurance firms is now possible, as is the conduct of commercial banking, merchant banking, investment management, securities underwriting and insurance within a single financial institution using a "financial holding company" structure authorized by the FSMA.

Prior to the FSMA, significant restrictions existed on the affiliation of banks with securities firms and on the direct conduct by banks of securities dealing and underwriting and related securities activities. Banks were also (with minor exceptions) prohibited from engaging in insurance activities or affiliating with insurers. The FSMA removed these restrictions and substantially eliminated the prohibitions under the Bank Holding Company Act on affiliations between banks and insurance companies. Bank holding companies, which qualify as financial holding companies through an application process, can now insure, guarantee, or indemnify against loss, harm, damage, illness, disability, or death; issue annuities; and act as a principal, agent, or broker regarding such insurance services.

In order for a commercial bank to affiliate with a securities firm or an insurance company pursuant to the FSMA, its bank holding company must qualify as a financial holding company. A bank holding company will qualify if (i) its banking subsidiaries are "well capitalized" and "well managed" and (ii) it files with the Board of Governors a certification to such effect and a declaration that it elects to become a financial holding company. The amendment of the Bank Holding Company Act now permits financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are complementary to financial activities if the Board of Governors determines that the activity does not pose a substantial risk to the safety or soundness of depository institutions or the financial system in general. These standards expand upon the list of activities "closely related to banking" which have to date defined the permissible activities of bank holding companies under the Bank Holding Company Act.

One further effect of FSMA was to require that federal financial institution and securities regulatory agencies prescribe regulations to implement the policy that financial institutions must respect the privacy of their customers and protect the security and confidentiality of customers' non-public personal information. These regulations will require, in general, that financial institutions (1) may not disclose non-public personal information of customers to non-affiliated third parties without notice to their customers, who must have opportunity to direct that such information not be disclosed; (2) may not disclose customer account numbers except to consumer reporting agencies; and (3) must give prior disclosure of their privacy policies before establishing new customer relationships.

Discharge of Materials into the Environment

Compliance with federal, state and local regulations regarding the discharge of materials into the environment may have a substantial effect on the capital expenditure, earnings and competitive position of the Company in the event of lender liability or environmental lawsuits. Under federal law, liability for environmental damage and the cost of cleanup may be imposed upon any person or entity that is an "owner" or "operator" of contaminated property. State law provisions, which were modeled after federal law, are substantially similar. Congress established an exemption under Federal law for lenders from "owner" and/or "operator" liability, which provides that "owner" and/or "operator" do not include "a person, who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interests in the vessel or facility."

In the event that the Company was held liable as an owner or operator of a toxic property, it could be responsible for the entire cost of environmental damage and cleanup. Such an outcome could have a serious effect on the Company's consolidated financial condition depending upon the amount of liability assessed and the amount of cleanup required.

The Company takes reasonable steps to avoid loaning against property that may be contaminated. In order to identify possible hazards, the Company requires that all fee appraisals contain a reference to a visual assessment of hazardous waste by the appraiser. Further, on loans proposed to be secured by industrial, commercial or agricultural real estate, an Environmental Questionnaire must be completed by the borrower and any areas of concern addressed. Additionally, the borrower is required to review and sign a Hazardous Substance Certificate and Indemnity at the time the note is signed.

If the investigation reveals and if certain warning signs are discovered, but it cannot be easily ascertained, that an actual environmental hazard exists, the Company may require that the owner/buyer of the property, at his/her expense, have an Environmental Inspection performed by an insured, bonded environmental engineering firm acceptable to the Company.

Recent Regulatory Developments

In response to global credit and liquidity issues involving a number of financial institutions, the United States government, particularly the United States Department of the Treasury (the "U.S. Treasury") and the Federal financial institution regulatory agencies, have taken a variety of extraordinary measures designed to restore confidence in the financial markets and to strengthen financial institutions, including capital injections, guarantees of bank liabilities and the acquisition of illiquid assets from banks.

TARP and the CPP . On October 3, 2008, the EESA was signed into law. Pursuant to the EESA, the U.S. Treasury was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the U.S. financial markets and has implemented several programs, including the purchase by the U.S. Treasury of certain troubled assets from financial institutions under the Troubled Asset Relief Program" (the "TARP") and the direct purchase by the U.S. Treasury of equity securities of financial institutions under the Capital Purchase Program (the "CPP"). On October 24, 2008, the U.S. Treasury announced plans to direct $250 billion of the TARP funding into the CPP to acquire preferred stock investments in bank holding companies and banks. Bank holding companies and banks desiring to participate in the CPP as a Qualifying Financial Institution ("QFI") must agree to comply with certain standardized terms and conditions specified by the U.S. Treasury. The Company is not a participant in the CPP and does not anticipate that it will become a participant in the CPP.

Financial Stability Plan . On February 10, 2009, the U.S. Treasury announced a Financial Stability Plan (the "FSP") as a comprehensive approach to strengthening the financial system and addressing the credit crisis. The Plan includes a Capital Assistance Program (the "CAP") that is intended to serve as a bridge to raising private capital and to ensure sufficient capital to preserve or increase lending in a worse-than-expected economic deterioration. Eligibility to participate in the CAP will be consistent with the criteria for QFI's under the CPP. Eligible institutions with consolidated assets in excess of $100 billion will be able to obtain capital under the CAP, subject to a supervisory review process and comprehensive stress test assessment of the losses that could occur over a two year period in the future across a range of economic scenarios, including conditions more severe than anticipated or as typically used in capital planning processes. Eligible institutions with consolidated assets below $100 billion will be able to obtain capital under the CAP after a supervisory review. As announced, the CAP includes issuance of a convertible preferred security to the U.S. Treasury at a discount to the participating institution's stock price as of February 9, 2009, subject to a dividend to be determined. The security instrument will be designed to incentivize institutions to replace the CAP capital with private capital or redeem it. Institutions participating in the CPP under TARP may also be permitted to exchange their CPP preferred stock for the convertible preferred CAP security.

American Recovery and Reinvestment Act . On February 17, 2009, the American Recovery and Reinvestment Act of 2009 (the "ARRA") was signed into law. Section 7001 of the ARRA amended Section 111 of the EESA in its entirety. While the U.S. Treasury must promulgate regulations to implement the restrictions and standards set forth in Section 7001, the ARRA, among other things, significantly expands the executive compensation restrictions previously imposed by the EESA. Such restrictions apply to any entity that has received or will receive financial assistance under the TARP, and shall generally continue to apply for as long as any obligation arising from financial assistance provided under the TARP, including preferred stock issued under the CPP, remains outstanding. These ARRA restrictions do not apply to any TARP recipient during such time when the federal government (i) only holds any warrants to purchase common stock of such recipient or (ii) holds no preferred stock or warrants to purchase common stock of such recipient.

Term Asset-Backed Securities Loan Facility . On March 3, 2009, the U.S. Treasury and the Board of Governors announced the Term Asset-Backed Securities Loan Facility (the "TALF"). The TALF is one of the programs under the Financial Stability Plan announced by the U.S. Treasury on February 10, 2009. The TALF is intended to help stimulate the economy by facilitating securitization activities which allow lenders to increase the availability of credit to consumers and businesses. Under the TALF, the Federal Reserve Bank of New York ("FRBNY") will lend up to $200 billion to provide financing to investors as support for purchases of certain AAA-rated asset-backed securities ("ABS") initially for newly and recently originated auto loans, credit card loans, student loans, and SBA-guaranteed small business loans anticipated to be funded on March 25, 2009, and rental, commercial, and government vehicle fleet leases, small ticket equipment, heavy equipment, and agricultural equipment loans and leases proposed to be funded in April.

ABS fundings are held monthly. The FRBNY presently intends to cease making new loans on June 30, 2010, but loans collateralized by certain types of ABS will cease on March 31, 2010, unless the Board of Governors extends the facility. The loan asset classes include commercial mortgages, non-Agency residential mortgages, and/or other asset classes. Credit extensions under the TALF will be non-recourse loans to eligible borrowers secured by eligible collateral for a three-year term with interest paid monthly. Any U.S. company that owns eligible collateral may borrow from the TALF, provided the company maintains an account with a primary dealer who will act as agent for the borrower and deliver eligible collateral to the FRBNY custodian in connection with the loan funding. The FRBYN will create a special purpose vehicle ("SPV") to purchase and manage any assets received by the FRBYN in connection with the TALF loans.

The U.S. Treasury will provide $20 billion of credit protection to the FRBNY in connection with the TALF through TARP by purchasing subordinated debt issued by the SPV to finance the first $20 billion of asset purchases. If more than $20 billion in assets are purchased by the SPV, the FRBNY will lend additional funds to the SPV to finance such additional purchases. The FRBNY's loan to the SPV will be senior to the TARP subordinated loan and secured by all of the assets of the SPV.

Future Legislation and Regulation

Certain legislative and regulatory proposals that could affect the Company and banking business in general are periodically introduced before the United States Congress, the California State Legislature and Federal and state government agencies. It is not known to what extent, if any, legislative proposals will be enacted and what effect such legislation would have on the structure, regulation and competitive relationships of financial institutions. It is likely, however, that such legislation could subject the Company and its subsidiary banks to increased regulation, disclosure and reporting requirements and increase competition and the Company's cost of doing business.

In addition to legislative changes, the various federal and state financial institution regulatory agencies frequently propose rules and regulations to implement and enforce already existing legislation. It cannot be predicted whether or in what form any such rules or regulations will be enacted or the effect that such and regulations may have on the Company and its subsidiary bank.

Employees

At December 31, 2009, the Company had approximately 341 employees, (which includes 320 full-time equivalent employees). None of the Company's employees are represented by a labor union, and management considers its relations with employees to be good.

Website Access

Information on the Company and its subsidiary NVB may be obtained from the Company's website www.novb.com. Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments thereto are available free of charge on the website as soon as they are published by the SEC through a link to the Edgar reporting system maintained by the SEC. Simply select the "About NVB Bancorp" menu item, then click on "Shareholder Relations" and then select the "SEC Filings" link. Also made available through the Company's website are the Section 16 reports of ownership and changes in ownership of the Company's common stock which are filed with the Securities and Exchange Commission by the directors and executive officers of the Company and by any persons who own more than ten percent of the outstanding shares of such stock. Information on the Company website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

In addition to the risks associated with the business of banking generally, as described above under Item 1 "Description of Business", the Company's business, financial condition, operating results, future prospects and stock price can be adversely impacted by certain risk factors, as set forth below, any one of which could cause the Company's actual results to vary materially from recent results or from the Company's anticipated future results.

Extensive Regulation of Banking . The Company's operations are subject to extensive regulation by Federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company believes that it is in substantial compliance in all material respects with laws, rules and regulations applicable to the conduct of its business. Because the Company's business is highly regulated, the laws, rules and regulations applicable to it are subject to regular modification and change. There can be no assurance that these laws, rules and regulations, or any other laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Company, or otherwise adversely affect the Company's results of operations, financial condition, or future prospects.

Competition . Increased competition in the market of the Company's subsidiary, North Valley Bank, may result in reduced loans and deposits. Ultimately, it may not be able to compete successfully against current and future competitors. Many competitors offer the banking services that are offered by North Valley Bank in its service area. These competitors include national and super-regional banks, finance companies, investment banking and brokerage firms, credit unions, government-assisted farm credit programs, other community banks and technology-oriented financial institutions offering online services. In particular, North Valley Bank's competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, and range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances, such as Internet-based banking services that cross traditional geographic bounds, enable more companies to provide financial services. If North Valley Bank is unable to attract and retain banking customers, it may be unable to continue its loan growth and level of deposits, which may adversely affect its and the Company's results of operations, financial condition and future prospects.

Dependence on Key Employees. The Company and its subsidiaries are dependent on the successful recruitment and retention of highly qualified personnel. Our ability to implement our business strategies is closely tied to the strengths of our chief executive officer and other key officers. Our key officers have extensive experience in the banking industry which is not easily replaced. Business banking, one of the Company's principal lines of business, is dependent on relationship banking, in which Company personnel develop professional relationships with small business owners and officers of larger business customers who are responsible for the financial management of the companies they represent. If these employees were to leave the Company and become employed by a local competing bank, the Company could potentially lose business customers. In addition, the Company relies on its customer service staff to effectively serve the needs of its consumer customers. The Company very actively recruits for all open positions and management believes that employee relations are good.

Growth Strategy . The Company pursued and continues to pursue a growth strategy which depends primarily on generating an increasing level of loans and deposits at acceptable risk levels. The Company may not be able to sustain this growth strategy without establishing new branches or new products. Therefore, the Company may expand in our current market by opening or acquiring branch offices or may expand into new markets or make strategic acquisitions of other financial institutions or branch offices. This expansion may require significant investments in equipment, technology, personnel and site locations. The Company cannot assure you of our success in implementing our growth strategy without corresponding increases in our noninterest expenses. In addition, growth through acquisitions represents a component of our business strategy. The need to integrate the operations and personnel of acquired banks and branches may not always be successfully accomplished. Any inability to improve operating performance through integration and/or merger of operations, functions or banks could increase expenses and impact the Company's performance.

Governmental Fiscal and Monetary Policies . The business of banking is affected significantly by the fiscal and monetary policies of the federal government and its agencies. Such policies are beyond the control of the Company. The Company is particularly affected by the policies established by the Board of Governors in relation to the supply of money and credit in the United States. The instruments of monetary policy available to the Board of Governors can be used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits, and this can and does have a material effect on the Company's business, results of operations and financial condition.

Geographic Concentration . All of the business of the Company is located in the State of California and the banking offices of the Company are located in the Northern California Counties of Shasta, Trinity, Humboldt, Del Norte, Yolo, Solano, Sonoma, Placer and Mendocino. As a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in those counties. Our success depends upon the business activity, population, income levels, deposits and real estate activity in these markets, and adverse economic conditions could reduce our growth rate, or affect the ability of our customers to repay their loans, and generally impact our financial condition and results of operations. Economic conditions in the State of California are subject to various uncertainties at this time, including the budgetary and fiscal difficulties facing the State Government. The Company can provide no assurance that conditions in the California economy will not deteriorate further or that such deterioration will not adversely affect the Company.

Commercial Loans. As of December 31, 2009, approximately 11% of our loan portfolio consisted of commercial business loans, which may have a higher degree of risk than other types of loans. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the mobility of collateral, the effect of general economic conditions and the increased difficulty of evaluating and monitoring these types of loans. In addition, unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower's ability to repay the loan may be impaired.

Real Estate Values. A large portion of the loan portfolio of the Company is dependent on real estate. At December 31, 2009, real estate served as the principal source of collateral with respect to approximately 77% of the Company's loan portfolio. A continuing substantial decline in the economy in general, or a continuing decline in real estate values in the Company's primary operating market areas in particular, could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of mortgage-backed securities included in the available-for-sale investment portfolio, as well as the Company's financial condition and results of operations in general and the market value for Company Common Stock. Acts of nature, including fires, earthquakes and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the Company's financial condition.

Construction and Development Loans . At December 31, 2009, real estate construction loans totaled $92.1 million, or 15% of the total loan portfolio. Residential construction loans, including land acquisition and development, totaled $76.1 million or 83% of the Company's real estate construction portfolio, and 13% of the total loan portfolio. Construction, land acquisition and development lending involve additional risks because funds are advanced on the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, speculative construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the completion of the project and the ability of the borrower to sell the property, rather than the ability of the borrower or the guarantor to repay the principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan, a well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time.

Other Real Estate Owned . Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value less estimated costs to sell are charged to the allowance for loan or lease losses, if necessary. The Company's earnings could be materially and adversely affected by various expenses associated with OREO, including personnel costs, insurance and taxes, completion and repair costs, valuation adjustments, and other expenses associated with property ownership. Also, any further decrease in market prices of real estate in our market areas may lead to additional OREO write downs, with a corresponding expense in our income statement.

Allowance for Loan and Lease Losses. Like all financial institutions, the Company maintains an allowance for loan and lease losses to provide for loan or lease defaults and non-performance, but its allowance for loan and lease losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Company and therefore the Company's operating results. The Company's allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company's control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company's loans and allowance for loan and lease losses. Although we believe that the Company's allowance for loan and lease losses is adequate to cover current losses, we cannot assure you that it will not further increase the allowance for loan and lease losses or that regulators will not require it to increase this allowance. Either of these occurrences could materially and adversely affect the Company's earnings.

Regulatory Restrictions . On January 6, 2010, as a follow-up to a recent examination of NVB, the Company and NVB entered into a Written Agreement with the Federal Reserve Bank. Among other things, the Written Agreement provides that the Company and the Bank shall submit to the Federal Reserve Bank their plans to enhance lending and credit administration functions, to maintain policies and procedures for the maintenance of an adequate allocation for loan and lease losses, to strengthen the management of commercial real estate concentrations and to update its capital plan in order to maintain capital ratios at or above the required minimums. The Written Agreement also restricts the payment of dividends and any payments on trust preferred securities, any reduction in capital and the purchase or redemption of stock without the prior approval of the Federal Reserve Bank. Progress reports detailing the form and manner of all actions taken to secure compliance with the Written Agreement must be submitted to the Federal Reserve Bank at least quarterly. The failure of the Company or the Bank to comply with the Written Agreement may subject the Company and the Bank to additional regulatory restrictions. Each provision of the Written Agreement will remain effective and enforceable until stayed, modified, terminated or suspended by the Federal Reserve Bank. The Company believes it is in full compliance with the terms of the Written Agreement. The Company anticipates that NVB may be requested to enter into a similar agreement with the California Commissioner of Financial Institutions.

The Effects of Legislation in Response to Current Credit Conditions. Legislation passed at the federal level and/or by the State of California in response to current conditions affecting credit markets could cause the Company to experience higher credit losses if such legislation reduces the amount that borrowers are otherwise contractually required to pay under existing loan contracts with North Valley Bank. Such legislation could also result in the imposition of limitations upon North Valley Bank's ability to foreclose on property or other collateral or make foreclosure less economically feasible. Such events could result in increased loan losses and require a material increase in the allowance for loan losses and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

Dilution of Common Stock. Shares of the Company's common stock eligible for future sale could have a dilutive effect on the market for the common stock and could adversely affect the market price. The Articles of Incorporation of the Company currently authorize the issuance of 20,000,000 shares of common stock, of which 7,495,817 were outstanding at December 31, 2009. Pursuant to its stock option plans, at December 31, 2009, employees and directors of the Company had outstanding options to purchase 768,965 shares of common stock. As of December 31, 2009, 279,991 shares of common stock remained available for grants under the Company's stock option plans. Sales of substantial amounts of the Company common stock in public or private offerings could adversely affect the market price of common stock.

Operating Losses. The Company is subject to certain operations risks, including, but not limited to, data processing system failures and errors and customer or employee fraud. The Company maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks, but should such an event occur that is not prevented or detected by the Company's internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on the Company's business, financial condition or results of operations.

Business Confidence Uncertainty. The terrorist actions on September 11, 2001, and thereafter, plus military actions taken by the United States in Afghanistan, Iraq and elsewhere, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions taken by the United States and its allies in combating terrorism on a worldwide basis will adversely impact the Company, and the extent of such impact, is uncertain. However, such events have had and may continue to have an adverse effect on the economy in the Company's market areas. Such continued economic deterioration could adversely affect the Company's future results of operations by, among other matters, reducing the demand for loans and other products and services offered by the Company, increasing nonperforming loans and the amounts required to be reserved for loan losses, reducing the value of collateral held as security for the Company's loans, and causing a decline in the Company's stock price.

The Effects of Changes to FDIC Insurance Coverage Limits and Assessments. These changes are uncertain and increased premiums may adversely affect the Company. The FDIC charges insured financial institutions premiums to maintain the DIF. Current economic conditions have increased expectations for bank failures. In such event, the FDIC would take control of failed banks and guarantee payment of deposits up to applicable insured limits from the DIF. Insurance premium assessments to insured financial institutions may increase as necessary to maintain adequate funding of the DIF.

The EESA of 2008 included a provision for an increase in the amount of deposits insured by the FDIC to $250,000, which is currently scheduled to remain in effect through December 31, 2013. On January 1, 2014, the standard insurance amount is scheduled to return to $100,000 per depositor for all account categories except IRAs and other certain retirement accounts, which will remain at $250,000 per depositor. On October 14, 2008, the FDIC announced the TLGP that provides unlimited deposit insurance on funds in noninterest-bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000. All eligible institutions will be covered under the program for the first 30 days without incurring any costs. After the initial period, participating institutions will be assessed a 10 basis point surcharge on the additional insured deposits through the scheduled end of the program, currently June 30, 2010. Increased premiums will adversely impact the Company's earnings.

It is not clear how depositors may respond regarding the increase in insurance coverage. Despite the increase, some depositors may reduce the amount of deposits held at NVB if concerns regarding bank failures persist, which could affect the level and composition of the Bank's deposit portfolio and thereby directly impact the Bank's funding costs and net interest margin. NVB's funding costs may also be adversely affected in the event that activities of the Federal Reserve Board and the U.S. Department of the Treasury to provide liquidity for the banking system and improvement in capital markets are curtailed or are unsuccessful. Such events could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations and thereby adversely affect the Company's results of operations, financial condition, future prospects, profitability and stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

No comments have been submitted to the registrant by the staff of the Securities and Exchange Commission.

ITEM 2. DESCRIPTION OF PROPERTIES

At December 31, 2009, the net book value of the Company's properties (including land and buildings) and its furniture, fixtures and equipment was $10,319,000. The Company's principal executive and administrative office is located in a leased building at 300 Park Marina Circle, Redding, Shasta County, California.

The following table sets forth information about the Company's premises, both owned and leased. The leases indicated below expire between February, 2010 and September, 2023. The Company believes that it will be able to renew the leases or obtain comparable premises as and when they expire.

Description	Office Type	Owned/Leased
Redding	Branch	Owned
Westwood	Branch	Leased
Shasta Lake	Branch	Owned
Country Club	Branch	Owned
Weaverville	Branch	Owned
Hayfork	Branch	Owned
Buenaventura	Supermarket Branch	Leased
Anderson	Branch	Owned
Enterprise	Branch	Owned
Cottonwood	Supermarket Branch	Leased
Palo Cedro	Branch	Leased
Churn Creek	Branch	Owned
Redding Warehouse	Storage Facility	Leased
Park Marina Circle	Administrative/ Branch	Leased
Park Marina	Branch	Leased
Data Processing/Administrative	Data Processing/Administrative	Owned
Eureka Mall	Branch	Leased
McKinleyville	Branch	Leased
Crescent City	Branch	Owned
Eureka Downtown	Branch	Owned
Ferndale	Branch	Owned
Garberville	Branch	Leased
Willits	Branch	Owned
Woodland	Administrative/ Branch	Leased
Roseville	Branch	Leased
Santa Rosa	Branch	Leased
Ukiah	Branch	Leased

From time to time, the Company, through NVB, acquires real property through foreclosure of defaulted loans. The policy of the Company is not to use or permanently retain any such properties but to resell them when practicable.

ITEM 3. LEGAL PROCEEDINGS

There are no material legal proceedings pending against the Company or against any of its property. The Company, because of the nature of its business, is generally subject to various legal actions, threatened or filed, which involve ordinary, routine litigation incidental to its business. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based on the advice of counsel, does not expect that the final outcome of threatened or filed suits will have a materially adverse effect on its consolidated financial position.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The North Valley Bancorp common stock is listed and trades on the NASDAQ Global Select Market under the symbol "NOVB." The shares were first listed with the NASDAQ Stock Market in April 1998. The table below summarizes the Common Stock high and low trading prices traded during the two year period ended December 31, 2009 as reported on the NASDAQ Global Select Market and the cash dividends declared on the common stock during the same period.

	Price of Common Stock		Cash Dividends
	High	Low	Declared
2009			
First Quarter	$ 4.50	$ 2.51	$ —
Second Quarter	5.00	3.63	—
Third Quarter	5.68	2.90	—
Fourth Quarter	3.20	1.58	—
2008			
First Quarter	$ 13.61	$ 10.94	$ 0.10
Second Quarter	12.26	6.50	0.10
Third Quarter	7.64	4.55	0.10
Fourth Quarter	6.85	3.34	0.10

The Company had approximately 792 registered shareholders of record as of December 31, 2009.

As a California corporation, the Company's ability to pay cash dividends is subject to restrictions set forth in the California General Corporation Law (the CGCL"). The CGCL provides that a corporation may make a distribution to its shareholders if the corporation's retained earnings equal at least the amount of the proposed distribution. The CGCL further provides that, in the event sufficient retained earnings are not available for the proposed distribution, a corporation may nevertheless make a distribution to its shareholders if, after giving effect to the distribution, it meets two conditions, which generally stated are as follows: (i) the corporation's assets must equal at least 125% of its liabilities; and (ii) the corporation's current assets must equal at least its current liabilities or, if the average of the corporation's earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation's interest expense for those fiscal years, then the corporation's current assets must equal at least 125% of its current liabilities.

Funds for payment of any cash dividends by the Company would be obtained from its investments as well as dividends and/or management fees from NVB. As a California banking corporation, the ability of NVB to pay cash dividends and/or management fees is subject to restrictions set forth in the California Financial Code (the "Financial Code"). The Financial Code provides that a bank may not make a cash distribution to its shareholders in excess of the lesser of (a) the bank's retained earnings; or (b) the bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the shareholders of the bank during such period. However, a bank may, with the approval of the Commissioner, make a distribution to its shareholders in an amount not exceeding the greater of (a) its retained earnings; (b) its net income for its last fiscal year; or (c) its net income for its current fiscal year. In the event that the Commissioner determines that the shareholders' equity of a bank is inadequate or that the making of a distribution by the bank would be unsafe or unsound, the Commissioner may order the bank to refrain from making a proposed distribution.

The Board of Governors generally prohibits a bank holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The policy of the Board of Governors is that a bank holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. Such policy also applies to the payment of cash dividends by state member banks such as North Valley Bank.

The FDIC may also restrict the payment of dividends by a subsidiary bank if such payment would be deemed unsafe or unsound or if after the payment of such dividends, the bank would be included in one of the "undercapitalized" categories for capital adequacy purposes pursuant to the FDIC Improvement Act of 1991.

The Board of Directors of the Company decides whether to declare and pay dividends after consideration of the Company's earnings, financial condition, future capital needs, regulatory requirements and other factors as the Board of Directors may deem relevant. As indicated in the table above, quarterly cash dividends declared and distributed to the shareholders of the Company were $0.10 per share during 2008. On January 29, 2009, primarily as a result of the Company's operating performance for 2008, the Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock, beginning in 2009.

See Note 17 to the Consolidated Financial Statements for additional information regarding the payment of dividends, including information regarding certain limitations on the payment of dividends or distributions by the Company or NVB which are specified in the Written Agreement dated January 6, 2010, executed by and among the Company, NVB and the Federal Reserve Bank. At present, neither the Company nor NVB may declare or pay any dividends without the prior written approval of the Federal Reserve Bank and the Board of Governors.

Performance Graph

The following graph compares our cumulative total stockholder return since December 31, 2004 with the NASDAQ Composite Index, the SNL $500 million - $1 billion Bank Index, and SNL Western Bank Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100.00 on December 31, 2004.


Total Return Performance
150
125
100
75
50
25
0
Index Value
North Valley Bancorp
NASDAQ Composite
SNL Bank $500M-$1B
SNL Western Bank
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

Index	Period Ending 12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
North Valley Bancorp	100.00	93.75	99.46	71.90	21.87	12.22
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL Bank $500M-$1B	100.00	104.29	118.61	95.04	60.90	58.00
SNL Western Bank	100.00	104.11	117.48	98.12	95.54	87.73

ITEM 6. SELECTED FINANCIAL DATA

NORTH VALLEY BANCORP
(Dollars in thousands, except per share data)

FOR THE YEARS ENDED DECEMBER 31	2009	2008	2007	2006	2005
SUMMARY OF OPERATIONS					
Total interest income	$ 43,955	$ 52,091	$ 59,524	$ 57,179	$ 50,678
Total interest expense	12,721	16,954	18,638	14,685	9,703
Net interest income	31,234	35,137	40,886	42,494	40,975
Provision for loan and lease losses	26,500	12,100	2,050	975	930
Net interest income after provision for loan and lease losses	4,734	23,037	38,836	41,519	40,045
Total noninterest income	14,010	10,152	11,159	12,650	11,214
Total noninterest expense	53,990	38,658	40,386	39,615	37,592
(Loss) income before (benefit) provision for income taxes	(35,246)	(5,469)	9,609	14,554	13,667
(Benefit) provision for income taxes	(9,394)	(3,675)	3,075	4,158	4,518
Net (loss) income	$ (25,852)	$ (1,794)	$ 6,534	$ 10,396	$ 9,149
Performance ratios:					
(Loss) return on average assets	(2.85%)	(0.20%)	0.72%	1.15%	1.01%
(Loss) return on average equity	(34.92%)	(2.23%)	8.31%	14.48%	13.42%
Capital ratios:					
Risk based capital:					
Tier I (4% minimum ratio)	9.09%	10.93%	10.43%	10.21%	10.12%
Total (8% minimum ratio)	12.19%	12.75%	12.00%	11.88%	11.92%
Leverage ratio	7.16%	10.36%	10.29%	9.66%	8.87%
BALANCE SHEET DATA AT DECEMBER 31					
Total assets	$ 884,362	$ 879,551	$ 949,019	$ 905,673	$ 918,415
Investment securities and federal funds sold	$ 194,594	$ 76,366	$ 104,372	$ 144,323	$ 172,149
Net loans and leases	$ 583,878	$ 682,095	$ 735,498	$ 650,962	$ 616,648
Deposits	$ 787,809	$ 754,944	$ 736,739	$ 750,288	$ 746,690
Shareholders' equity	$ 52,302	$ 77,258	$ 81,471	$ 75,491	$ 71,801
COMMON SHARE DATA					
(Loss) earnings per share					
Basic	$ (3.45)	$ (0.24)	$ 0.89	$ 1.41	$ 1.23
Diluted	$ (3.45)	$ (0.24)	$ 0.86	$ 1.36	$ 1.17
Book value per share (1)	$ 6.98	$ 10.31	$ 10.99	$ 10.34	$ 9.58
Cash dividends per share	$ —	$ 0.40	$ 0.40	$ 0.40	$ 0.40
Dividend payout ratio	—	(166.56%)	45.12%	29.41%	34.20%
Shares outstanding	7,495,817	7,495,817	7,413,066	7,300,914	7,497,599

(1) Represents shareholders' equity divided by the number of shares of common stock outstanding at the end of the period indicated.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain matters discussed or incorporated by reference in this Annual Report on Form 10-K including, but not limited to, matters described in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and subject to the safe-harbor provision of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "would," and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following: (1) the duration of financial and economic volatility and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system; (2) variances in the actual versus projected growth in assets and return on assets; (3) loan and lease losses; (4) expenses; (5) changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds; (6) competition effects; (7) fee and other noninterest income earned; (8) general economic conditions nationally, regionally, and in the operating market areas of the Company and its subsidiaries, including State and local budget issues being addressed in California; (9) changes in the regulatory environment including government intervention in the U.S. financial system; (10) changes in business conditions and inflation; (11) changes in securities markets, public debt markets, and other capital markets; (12) data processing and other operational systems failures or fraud; (13) a further decline in real estate values in the Company's operating market areas; (14) the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications; and (15) changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations, as well as other factors. The factors set forth under Item 1A, "Risk Factors," in this report and other cautionary statements and information set forth in this report should be carefully considered and understood as being applicable to all related forward-looking statements contained in this report when evaluating the business prospects of the Company and its subsidiaries.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. Actual results and shareholder values in the future may differ significantly from those expressed in forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the report, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, or to report any new information, future event or other circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K.

Critical Accounting Policies

General . The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within our financial statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. We use historical loss factors as one factor in determining the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the historical factors that we use. Other estimates that we use are related to the expected useful lives of our depreciable assets. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact the accounting for such transactions could change.

A summary of the Company's most significant accounting policies and accounting estimates is contained in Note 1 to the Consolidated Financial Statements. An accounting estimate recognized in the financial statements is a critical accounting estimate if the accounting estimate requires management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and different estimates that management could reasonably have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of the Company's financial condition, changes in financial condition, or results of operations. Management considers the Company's allowance for loan and lease losses, pro forma costs related to the Company's share-based payments programs, valuation of deferred tax assets and liabilities, management's assessment of goodwill and investment impairment to be critical accounting policies.

Allowance for Loan and Lease Losses. The allowance for loan and lease losses is based on the probable estimated losses in our loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) The Contingencies Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification requires that losses be accrued when they are probable of occurring and estimable; and (2) The Impairment Topic of the FASB Accounting Standards Codification requires that losses be accrued on impaired loans (as defined) based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

Other Real Estate Owned . Other Real Estate Owned (OREO) represents properties acquired through foreclosure or physical possession. Write-downs to fair value at the time of transfer to OREO is charged to allowance for loan losses. Subsequent to foreclosure, management periodically evaluates the value of OREO held for sale and record a valuation allowance for any subsequent declines in fair value less selling costs. Subsequent declines in value are charged to operations. Fair value is based on our assessment of information available to us at the end of a reporting period and depends upon a number of factors, including our historical experience, economic conditions, and issues specific to individual properties. Management's evaluation of these factors involves subjective estimates and judgments that may change.

Share Based Compensation. At December 31, 2009, the Company had three stock-based compensation plans: the 1998 Employee Stock Incentive Plan, the 1999 Director Stock Option Plan and the 2008 Stock Incentive Plan, which are described more fully in Note 1 and 13 to the Consolidated Financial Statements included herein in Item 8, "Financial Statements and Supplementary Data". Compensation cost is recognized on all share-based payments over the requisite service periods of the awards based on the grant-date fair value of the options determined using the Black-Scholes-Merton based option valuation model. Critical assumptions that are assessed in computing the fair value of share-based payments include stock price volatility, expected dividend rates, the risk free interest rate and the expected lives of such options. Compensation cost recorded is net of estimated forfeitures expected to occur prior to vesting. For further information on the computation of the fair value of share-based payments, see Note 1 and 13 to the Consolidated Financial Statements.

Goodwill. During the fourth quarter of 2009 the Company recorded a goodwill impairment charge of $15,187,000, reducing the balance of goodwill to zero. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the purchase method of accounting. The Company records impairment losses as charges to noninterest expense and adjustments to the carrying value of goodwill. Goodwill is tested at a reporting unit level annually and the Company has engaged the assistance of an independent consulting firm since the end of 2008. YCB was the only reporting unit of NVB that had goodwill. The comparison of the fair value of the reporting unit to its carrying value and the recent decline in the Company's stock price and market capitalization indicated that potential impairment existed. As a result of this analysis, the Company determined that impairment had occurred and recorded an impairment charge of $15,187,000, the entire amount of its goodwill.

Impairment of Investment Securities. Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline, the financial condition of the issuer, rating agency changes related to the issuer's securities and the intent and ability of the Bank to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

During the third quarter of 2008, the Company recognized impairment on its Federal National Mortgage Association ("FNMA") Preferred Stock of $3,284,000. The Company purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and recognized an impairment charge in the fourth quarter of 2007 to its December 31, 2007 market value of $32.84 per share. Due to the United States Treasury and the Federal Housing Finance Agency (FHFA) decision to place FNMA under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008.

Accounting for Income Taxes. The Company files its income taxes on a consolidated basis with its subsidiary. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company applies the asset and liability method to account for income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of changes in tax laws and rates is recognized in income in the period that includes the enactment date. On the consolidated balance sheet, net deferred tax assets are included in other assets.

Since January 1, 2007, the Company has accounted for uncertainty in income taxes by recording only tax positions that met the more likely than not recognition threshold, that the tax position would be sustained in a tax examination.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Business Organization

North Valley Bancorp (the "Company") is a California corporation and a bank holding company for NVB, a state-chartered, Federal Reserve Member bank. NVB operates out of its main office located at 300 Park Marina Circle, Redding, California 96001, with twenty-five branches, including two supermarket branches. The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of its revenues.

Overview

For the year ended December 31, 2009, the Company recorded a net loss of $25,852,000, or $3.45 per diluted share, compared to a net loss of $1,794,000, or $0.24 per diluted share, for the year ended December 31, 2008. For 2009, the Company realized a loss on average shareholders' equity of 34.92% and a loss on average assets of 2.85%, as compared to a loss on average shareholders' equity of 2.23% and a loss on average assets of 0.20%, for 2008.

During 2009, total assets increased $4,811,000, or 0.5%, to $884,362,000 at year end. The loan portfolio decreased $91,005,000, or 13.1%, compared to $693,422,000 at December 31, 2008, and totaled $602,417,000 at December 31, 2009. The primary reason for the decrease was the Company's decision to decrease its Real Estate – Construction portfolio to reduce the Company's exposure to this lending segment. This portfolio decreased $44,644,000 from $136,755,000 at December 31, 2008 to $92,111,000 at December 31, 2009. This reduction was primarily from principal reductions and pay-offs but was also a result of certain charge-offs and properties taken into other real state owned (OREO). Investment securities increased as of December 31, 2009 compared to 2008 by $69,978,000, or 91.6%, to $146,344,000 from $76,366,000. The loan to deposit ratio at year end 2009 was 76.5% as compared to 91.9% at year end 2008. Total deposits increased $32,865,000, or 4.4%, to $787,809,000 at year end 2009. The reduction in loans along with the increased deposits created a funding source to eliminate other borrowings for most of 2009. This facilitated the Company's efforts to de-leverage the balance sheet to preserve and maintain strong capital levels in these uncertain economic times. On January 29, 2009, the Company's Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock beginning in 2009, and thus did not declare or pay any dividends in 2009 as compared to the year ended December 31, 2008, during which the Company declared dividends totaling $2,988,000, or $0.40 per share, to shareholders of the Company.

The overall economic environment and credit crisis was challenging throughout the year in the Company's primary market area. The Company recorded a $26,500,000 provision for loan and lease losses for 2009, compared to a $12,100,000 provision for loan and lease losses for 2008. The increase in the provision for loan and lease losses is due primarily to the level of charge-offs experienced of $20,744,000 for 2009 and the increase in the level of nonperforming loans to $46,598,000 at December 31, 2009, up from $18,936,000 at December 31, 2008. Interest and fees earned on loans and leases decreased $8,664,000, or 18.1%, to $39,233,000 in 2009. Foregone interest income for the loans placed on nonaccrual status accounted for $2,143,000 of the decrease and also impacted the Company's net interest margin. A reduction in loan volumes, along with the foregone interest, resulted in the average yield on the Company's loan and lease portfolio to decrease 56 basis points to 6.04% for the year ended December 31, 2009 from 6.60% in 2008. On a tax-equivalent basis, interest on investments and other earning assets increased $335,000 to a total of $4,991,000 due primarily to a higher volume of investment securities.

Due to the lower interest rates throughout 2009, the average rate paid on interest bearing liabilities decreased 66 basis points to 1.89% from 2.55% in 2008. Average total interest bearing liabilities increased $8,983,000 in 2009.

Overall the net interest margin for 2009 declined 43 basis points to 3.88% from the 4.31% achieved in 2008. The net interest margin contracted each quarter throughout 2009 as the decrease in the yields on earning assets outpaced the decrease in the cost of interest bearing deposits and borrowed funds throughout the year.

Nonperforming loans (defined as nonaccrual loans and loans 90 days or more past due and still accruing interest) totaled $46,598,000 at December 31, 2009, an increase of $27,662,000 from December 31, 2008. Nonperforming loans as a percentage of total loans were 7.74% at December 31, 2009, compared to 2.73% at December 31, 2008. Nonperforming assets (nonperforming loans and OREO) totaled $58,975,000 at December 31, 2009, an increase of $29,631,000 from December 31, 2008. Nonperforming assets as a percentage of total assets were 6.67% at December 31, 2009 compared to 3.34% at December 31, 2008. The allowance for loan and lease losses at December 31, 2009 was $18,539,000 or 3.08% of total loans, compared to $11,327,000, or 1.63% of total loans at December 31, 2008.

A written agreement was signed on January 6, 2010 among the Company, NVB and the Federal Reserve Bank (the final written agreement, as executed by the parties, is herein called the "Written Agreement"). Among other things, the Written Agreement provides that the Company and NVB shall submit to the Federal Reserve Bank their continuing plans to enhance lending and credit administration functions, to maintain policies and procedures for the maintenance of an adequate allocation for loan and lease losses, to strengthen the management of commercial real estate concentrations and to update its capital plan in order to maintain capital ratios at or above the required minimums. The Written Agreement also restricts the payment of dividends and any payments on trust preferred securities, any reduction in capital or the purchase or redemption of stock without the prior approval of the Federal Reserve Bank. Progress reports detailing the form and manner of all actions taken to secure compliance with the Written Agreement must be submitted to the Federal Reserve Bank at least quarterly. This description of the Written Agreement is a summary and does not purport to be a complete description of all of the terms of such agreement and is qualified in its entirety by reference to the copy of the Written Agreement filed by the Company on Form 8-K on January 8, 2010. The Directors of the Company and NVB have recognized and unanimously agree with the goal of financial soundness represented by the Written Agreement and have confirmed the intent of the Directors and senior management of the Company and NVB to diligently seek to comply with all requirements (including timelines) specified in the Written Agreement. The Company believes it is in full compliance with the terms of the Written Agreement.

Results of Operations

Net Interest Income and Net Interest Margin (fully taxable equivalent basis). Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and is the primary revenue source for the Company. Net interest margin is net interest income expressed as a percentage of average earning assets. These items have been adjusted to give effect to $345,000, $474,000 and $559,000 in taxable-equivalent interest income on tax-free investments for the years ending December 31, 2009, 2008 and 2007.

Net interest income for 2009 was $31,579,000, a $4,032,000, or 11.3%, decrease from net interest income of $35,611,000 in 2008. Interest income decreased $8,265,000, or 15.7%, to $44,300,000 in 2009 due primarily to decreased yields on earning assets. The Company also had $2,143,000 in foregone interest income for the loans placed on nonaccrual status. The average loans outstanding decreased $75,449,000, or 10.4%, to $649,806,000. This lower loan volume decreased interest income by $4,980,000. The average yield earned on the loan portfolio decreased 56 basis points to 6.04% for 2009. This decrease in yield reduced interest income by $3,684,000. The total decrease to interest income from the loan portfolio was $8,664,000. The average balance of the investment portfolio increased $30,305,000, or 30.5%, which accounted for a $989,000 increase in interest income and a decrease in average yield of the investment portfolio of 84 basis points reduced interest income by $654,000.

Interest expense in 2009 decreased $4,233,000, or 25.0%, to $12,721,000. The largest decrease was related to lower average balances on other borrowings in 2009 compared to 2008. The average balance of other borrowings decreased $41,397,000, or 56.2%, which accounted for a $1,933,000 decrease in interest expense offset by an increase in the average rate paid, which increased 179 basis points to 6.46%. This increase in rate paid increased interest expense by $582,000. The next largest decrease to interest expense was in time deposit accounts which decreased $1,231,000 as the average rates paid on these accounts decreased 102 basis points to 2.75% and reduced interest expense by $3,131,000 while an increase in the average balances of these accounts increased interest expense by $1,900,000. The average rate paid on savings and money market accounts decreased 67 basis points to 0.92% for 2009 compared to 1.59% for 2008, resulting in a decrease to interest expense of $1,179,000. This decrease was offset partially by higher average balances in savings and money market accounts of $1,211,000 in 2009, resulting in a $19,000 increase in interest expense compared to 2008.

The net interest margin for 2009 decreased 43 basis points to 3.88% from 4.31% in 2008. The net interest margin for the 4th quarter of 2009 was 3.68%, which was a 47 basis point decline from 4.15% in the 4th quarter of 2008 and no change from the 3rd quarter of 2009.

Net interest income for 2008 was $35,611,000, a $5,834,000, or a 14.1%, decrease from net interest income of $41,445,000 in 2007. Interest income decreased $7,518,000, or 12.5%, to $52,565,000 in 2008 due primarily to decreased yields on earning assets, and secondarily due to foregone interest income of $2,305,000 for the loans placed on nonaccrual status. The average loans outstanding increased $40,749,000, or 6.0%, to $725,255,000. This higher loan volume added $3,199,000 to interest income. The average yield earned on the loan portfolio decreased 125 basis points to 6.60% for 2008. This decrease in yield reduced interest income by $6,709,000 (excluding the impact of the foregone interest). The total decrease to interest income from the loan portfolio was $5,815,000. The average balance of the investment portfolio decreased $22,783,000, or 18.7%, which accounted for a $1,118,000 decrease in interest income and the decrease in average yield of the investment portfolio of 21 basis points reduced interest income by $199,000.

Interest expense in 2008 decreased $1,684,000, or 9.0%, to $16,954,000. The largest decrease was in savings and money market accounts which decreased $842,000 as the average rates paid on these accounts decreased 29 basis points to 1.59% and reduced interest expense by $523,000 while a decrease in the average balances of these accounts reduced interest expense by $319,000. The next largest decrease to interest expense was related to a decrease in the average rate paid on other borrowings, which decreased 120 basis points to 4.67%. This rate decrease reduced interest expense by $887,000 which was slightly offset due to higher average balances in 2008 compared to 2007. The average rate paid on time certificates of deposits decreased 83 basis points to 3.77% for 2008 compared to 4.60% for 2007, resulting in a decrease to interest expense of $2,135,000. This decrease was offset by higher average balances of time certificates of deposits of $38,345,000 in 2008 compared to 2007.

The net interest margin for 2008 decreased 78 basis points to 4.31% from 5.09% in 2007. The net interest margin for the 4th quarter of 2008 was 4.15%, which was a 74 basis point decline from 4.89% in the 4th quarter of 2007 and a 22 basis point decline from the 3rd quarter of 2008.

The following table sets forth the Company's consolidated condensed average daily balances and the corresponding average yields received and average rates paid of each major category of assets, liabilities, and stockholders' equity for each of the past three years.

Average Daily Balance Sheets
(Dollars in thousands)

	2009			2008			2007		
	Average Balance	Yield/ Rate	Interest Amount	Average Balance	Yield/ Rate	Interest Amount	Average Balance	Yield/ Rate	Interest Amount
Assets									
Federal funds sold	$ 33,587	0.23%	$ 76	$ 899	1.33%	$ 12	$ 7,586	5.25%	$ 398
Investments:									
Taxable securities	113,711	3.45%	3,926	77,400	4.03%	3,120	94,475	4.37%	4,130
Nontaxable securities(1)	15,825	6.73%	1,065	19,381	6.71%	1,301	20,917	6.78%	1,418
FNMA preferred stock (1)	—	—	—	2,450	9.59%	235	6,622	6.42%	425
Total investments	129,536	3.85%	4,991	99,231	4.69%	4,656	122,014	4.90%	5,973
Total loans and leases (2)(3)	649,806	6.04%	39,233	725,255	6.60%	47,897	684,506	7.85%	53,712
Total earning assets/interest income	812,929	5.45%	44,300	825,385	6.37%	52,565	814,106	7.38%	60,083
Nonearning assets	110,782			100,357			100,205		
Allowance for loan and lease losses	(17,249)			(11,941)			(9,025)		
Total nonearning assets	93,533			88,416			91,180		
Total assets	$906,462			$913,801			$905,286		
Liabilities and Stockholders' Equity									
Transaction accounts	$154,763	0.32%	$ 493	$155,983	0.63%	$ 984	$157,197	0.48%	$ 753
Savings and money market	177,740	0.92%	1,644	176,529	1.59%	2,804	193,498	1.88%	3,646
Time deposits	308,419	2.75%	8,496	258,030	3.77%	9,727	219,685	4.60%	10,098
Other borrowed funds	32,298	6.46%	2,088	73,695	4.67%	3,439	70,540	5.87%	4,141
Total interest bearing liabilities/interest expense	673,220	1.89%	12,721	664,237	2.55%	16,954	640,920	2.91%	18,638
Noninterest bearing deposits	147,266			159,745			174,457		
Other liabilities	11,937			9,532			11,242		
Total liabilities	832,423			833,514			826,619		
Stockholders' equity	74,039			80,287			78,667		
Total liabilities and stockholders' equity	$906,462			$913,801			$905,286		
Net interest income			$ 31,579			$ 35,611			$ 41,445
Net interest spread		3.56%			3.82%			4.47%	
Net interest margin (4)		3.88%			4.31%			5.09%	

(1) Tax-equivalent basis; nontaxable securities are exempt from federal taxation.
(2) Loans on nonaccrual status have been included in the computations of averages balances.
(3) Includes loan fees of $802, $621 and $1,524 for years ended December 31, 2009, 2008 and 2007.
(4) Net interest margin is determined by dividing net interest income by total average earning assets.

The following table summarizes changes in net interest income resulting from changes in average asset and liability balances (volume) and changes in average interest rates. The change in interest due to both rate and volume has been allocated to the change in rate.

Changes in Volume/Rate
(In thousands)

	2009 Compared to 2008			2008 Compared to 2007		
	Average Volume	Average Rate	Total Increase (Decrease)	Average Volume	Average Rate	Total Increase (Decrease)
Interest Income						
Interest on Federal funds sold	$ 435	$ (371)	$ 64	$ (351)	$ (35)	$ (386)
Interest on investments:						
Taxable securities	1,463	(657)	806	(746)	(264)	(1,010)
Nontaxable securities	(239)	3	(236)	(104)	(13)	(117)
FNMA preferred stock	(235)	—	(235)	(268)	78	(190)
Total investments	989	(654)	335	(1,118)	(199)	(1,317)
Interest on loans and leases	(4,980)	(3,684)	(8,664)	3,199	(9,014)	(5,815)
Total interest income	(3,556)	(4,709)	(8,265)	1,730	(9,248)	(7,518)
Interest Expense						
Transaction accounts	(8)	(483)	(491)	(6)	237	231
Savings and money market	19	(1,179)	(1,160)	(319)	(523)	(842)
Time deposits	1,900	(3,131)	(1,231)	1,764	(2,135)	(371)
Other borrowed funds	(1,933)	582	(1,351)	185	(887)	(702)
Total interest expense	(22)	(4,211)	(4,233)	1,624	(3,308)	(1,684)
Total change in net interest income	$ (3,534)	$ (498)	$ (4,032)	$ 106	$ (5,940)	$ (5,834)

Provision for Loan and Lease Losses. The provision for loan and lease losses corresponds to management's assessment as to the inherent risk in the portfolio for potential losses. The provision adjusts the balance in the allowance for loan and lease so that the allowance is adequate to provide for the potential losses based upon historical experience, current economic conditions, the mix in the portfolio and other factors necessary in estimating these losses. For further information, see discussion under "Loan and Lease Portfolio" on page 36 and "Allowance for Loan and Lease Losses" on page 39.

The Company provided $26,500,000 for loan and lease losses in 2009 as compared to $12,100,000 in 2008 and $2,050,000 in 2007. The increase in the provision for loan and lease losses is due primarily to the level of charge-offs experienced of $20,744,000 for the year ended December 31, 2009 and the increase in the level of nonperforming loans to $46,598,000 at December 31, 2009, up from $18,936,000 at December 31, 2008. Loan charge-offs, net of recoveries were $19,288,000 in 2009, $11,528,000 in 2008 and $126,000 in 2007. The ratio of net charge-offs to average loans and leases outstanding were 2.97% in 2009, 1.59% in 2008 and 0.02% in 2007. The ratio of the allowance for loan and lease losses to total loans and leases was 3.08% in 2009, 1.63% in 2008 and 1.44% in 2007. The provision of $26,500,000 for the year ended December 31, 2009 reflects management's assessment of the required provision to maintain the overall adequacy of the allowance for loan and lease losses. This assessment includes the consideration of the increase in nonperforming loans and the overall effect of the slowing economy, particularly in real estate. Management believes that the current level of allowance for loan and lease losses as of December 31, 2009 of $18,539,000, or 3.08% of total loans and leases, is adequate at this time.

Noninterest Income. The following table is a summary of the Company's noninterest income for the years ended December 31 (in thousands):

	2009	2008	2007
Service charges on deposit accounts	$ 6,483	$ 7,162	$ 6,870
Other fees and charges	4,265	3,882	3,730
Earnings on cash surrender value of life insurance policies	1,371	1,325	1,276
Gain on sale of loans	346	107	153
Gain (loss) on sales, calls and impairment of securities	655	(3,386)	(1,752)
Other	890	1,062	882
Total	$ 14,010	$ 10,152	$ 11,159

Total noninterest income increased $3,858,000, or 38.0%, to $14,010,000 in 2009 from $10,152,000 for the year ended December 31, 2008. Service charges on deposit accounts decreased by $679,000 due to a decline in fee-based transaction activity in deposit account services and overdraft transactions. Other fees and charges increased by $383,000 due to higher interchange rates for ATM transactions and an increase in income related to residential mortgage origination activity. Noninterest income from gain on sale of loans also increased $239,000 in 2009 due to a higher level of originations of loans for sale. The Company recorded $655,000 in gains on sales of available for sale securities due primarily from the sale of agency mortgage-backed securities compared to a loss of $3,386,000 on available for sale securities for the same period in 2008 primarily as a result of an impairment loss on its FNMA Preferred Stock. Other income decreased $172,000 in 2009 compared to 2008.

Total noninterest income decreased $1,007,000, or 9.0%, to $10,152,000 in 2008 from $11,159,000 for the year ended December 31, 2007. Service charges on deposit accounts and other fees and charges increased by $292,000 and $152,000, respectively, due to increased debit card activity in the Company's business debit card program and higher interchange rates for ATM transactions. Noninterest income from gain on sale of loans decreased $46,000 in 2008 due to a lower level of originations of loans for sale and the decision to retain more of these loans in the portfolio. Other income increased $180,000 in 2008 compared to 2007. During the third quarter of 2008, the Company recognized an impairment loss on its FNMA Preferred Stock of $3,284,000. The Company had purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and recognized an impairment charge in the fourth quarter of 2007 to reflect its December 31, 2007 market value of $32.84 per share. Due to the United States Treasury and the FHFA decision to place FNMA under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008. This impairment was the primary reason for the decrease in noninterest income for the year ended December 31, 2008.

Noninterest Expense. The following table is a summary of the Company's noninterest expense for the years ended December 31 (in thousands):

	2009	2008	2007
Salaries and benefits	$ 18,500	$ 20,526	$ 21,674
Impairment of goodwill	15,187	—	—
Occupancy	3,079	3,037	3,075
FDIC and state assessments	2,307	672	196
Data processing	2,165	2,349	2,227
Other real estate owned expense	2,119	89	—
Furniture and equipment	1,847	2,003	2,029
Professional services	1,212	1,305	1,572
ATM and online banking	1,107	1,040	986
Loan expense	870	575	419
Postage	591	607	524
Operations expense	580	803	881
Marketing	573	938	959
Messenger	551	337	348
Printing and supplies	524	693	700
Director	457	620	579
Amortization of intangibles	146	398	651
Merger expense	—	—	760
Other	2,175	2,666	2,806
Total	$ 53,990	$ 38,658	$ 40,386

Total noninterest expense increased $15,332,000, or 39.7%, to $53,990,000 in 2009 compared to $38,658,000 in 2008. The primary reason for the increase was due to a goodwill impairment charge of $15,187,000 during the fourth quarter of 2009. Salaries and benefits decreased by $2,026,000 to $18,500,000 for the year ended December 31, 2009, compared to $20,526,000 for the same period in 2008 as a result of reductions in staff, lower commission expense, lower expenses from stock incentive plans and pension cost, along with reduced contributions to the Company's 401K and ESOP plans. Offsetting this decrease, FDIC deposit insurance assessments increased $1,635,000 when compared to the same period in 2008, reflecting the FDIC's higher base assessment rate for 2009 and expenses related to the FDIC's industry-wide emergency special assessment in the second quarter. The FDIC exempted the Bank from the requirement to prepay estimated quarterly assessments for the years 2010, 2011, and 2012 on December 30, 2009. The increase in noninterest expense was also driven by the recording of loss on sale, write-downs and expenses of OREO of $2,119,000 for the year ended December 31, 2009 compared to $89,000 for the same period in 2008. Most other expense categories for the year ended December 31, 2009 experienced relatively small changes from 2008. The Company's ratio of noninterest expense to average assets was 5.96% for 2009 compared to 4.23% for 2008 and 4.46% for 2007.

Total noninterest expense decreased $1,728,000, or 4.3%, to $38,658,000 in 2008 compared to $40,386,000 in 2007. The largest decrease was in salaries and benefits expense which decreased $1,148,000, or 5.3% primarily driven by the elimination of the bonus plans for 2008. Professional services decreased $267,000, or 17.0%, in 2008 due primarily to expenses associated with the terminated merger with Sterling Financial Corporation during 2007. Most other expense categories for 2008 experienced relatively small changes from 2007.

Income Taxes . The benefit for income taxes for the year ended December 31, 2009 was $9,394,000 as compared to a benefit for income taxes of $3,675,000 for the same period in 2008 and a provision for income taxes of $3,075,000 for 2007. The effective tax benefit rate for state and federal income taxes was 26.7% for the year ended December 31, 2009, compared to an effective income tax rate of 67.2% for the year ended December 31, 2008, and 32.0% for 2007. The Company's benefit rate of 26.7% was driven by the amount of permanent differences the Company has that adjusts pre-tax income or pre-benefit loss. Excluding the tax effect of the goodwill impairment, the Company's effective tax benefit rate would have been 41.8%.

The benefit for income taxes for the year ended December 31, 2008 was $3,675,000 as compared to a provision for income taxes of $3,075,000 for the same period in 2007 and $4,158,000 for 2006. The effective tax benefit rate for state and federal income taxes was 67.2% for the year ended December 31, 2008, compared to an effective income tax rate of 32.0% for the year ended December 31, 2007, and 28.6% for 2006. The Company's benefit rate of 67.2% was driven by the amount of permanent differences the Company has that adjusts pre-tax income or pre-benefit loss.

The difference in the effective tax rate compared to the combined Federal and State statutory tax rate of 42.05% is primarily the result of California interest and jobs credits resulting from hiring and lending in California "Enterprise Zones," the Company's investment in municipal securities and other equity securities that qualify for the dividend received deduction and the earnings from the cash surrender value of life insurance policies. Interest earned on municipal securities and the dividends received deduction are exempt from federal income tax. Earnings on life insurance policies are exempt from both federal income and California franchise tax. As such, all of these investment strategies lower the Company's effective tax rate.

As of December 31, 2009, the Company had recorded net deferred income tax assets (which are included in other assets in the accompanying condensed consolidated balance sheets) of approximately $11,921,000. The estimate of the amount of deferred income tax assets which will ultimately be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. Our ability to realize the benefit of deferred income tax assets is assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Management has weighed the evidence and considering its projection of future earnings, it has twenty years to utilize the deferred tax assets before their expiration, and that it may employ various tax planning strategies to facilitate the utilization of the deferred tax assets, it has determined that it is not more likely than not that all of the Company's deferred income tax assets as of December 31, 2009 will not be realized and therefore no valuation allowance was recorded.

Balance Sheet Analysis

North Valley Bancorp's total assets increased $4,811,000, or 0.6%, to $884,362,000 at December 31, 2009 compared to $879,551,000 at December 31, 2008 with increases in federal funds sold and investment securities offset by decreases in the loan portfolio and goodwill.

Investment Securities . During 2009, the Company used liquidity from the reduction in the loan portfolio and other borrowed funds to increase the investment securities portfolio. The investment securities portfolio increased $69,978,000 from year end 2008 to a total of $146,344,000 at December 31, 2009. The increase was primarily due to purchase of U.S government sponsored agency securities and mortgage-backed securities. During 2008, the Company used liquidity from the maturities and pay downs of the investment securities portfolio to reduce its other borrowed funds. The investment securities portfolio decreased $28,006,000 from year end 2007 to a total of $76,366,000 at December 31, 2008.

The amortized cost of securities and their approximate fair value are summarized in the following table for the years ended December 31 (in thousands):

	2009	2008	2007
Available-for-Sale (Amortized Cost)			
Obligations of U.S. Government agencies	$ 11,507	$ 1,500	$ 3,499
Obligations of states and political subdivisions	15,633	16,037	20,563
Mortgage-backed securities	111,182	51,894	69,433
Corporate securities	6,000	6,002	6,009
Equity securities	3,000	3,000	6,284
	$ 147,322	$ 78,433	$ 105,788
Available-for-Sale (Fair Value)			
Obligations of U.S. Government agencies	$ 11,471	$ 1,593	$ 3,534
Obligations of states and political subdivisions	15,989	16,176	21,078
Mortgage-backed securities	111,777	51,945	68,140
Corporate securities	4,098	3,631	5,339
Equity securities	3,000	3,000	6,250
	$ 146,335	$ 76,345	$ 104,341
Held-to-Maturity (Amortized Cost)			
Mortgage-backed securities	$ 9	$ 21	$ 31
Held-to-Maturity (Fair Value)			
Mortgage-backed securities	$ 9	$ 20	$ 31

The policy of the Company requires that management determine the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as investments held to maturity, and carried at amortized cost. Debt securities to be held for indefinite periods of time and not intended to be held to maturity and equity securities are classified as available for sale and carried at market value. Securities held for indefinite periods of time include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other related factors.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

During the third quarter of 2008, the Company recognized impairment on its FNMA Preferred Stock of $3,284,000. The Company purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and recognized an impairment charge in the fourth quarter of 2007 to reflect its December 31, 2007 market value of $32.84. Due to the U.S. Treasury and the FHFA decision to place FNMA under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008.

The following table shows estimated fair value of our investment securities, exclusive of equity securities with a fair value of $3,000,000, by year of maturity as of December 31, 2009. Expected maturities, specifically of mortgage-backed securities, may differ significantly from contractual maturities because borrowers may have the right to prepay with or without penalty. Tax-equivalent adjustments have been made in calculating yields on tax exempt securities.

Contractual Maturity Distribution and Yields of Investment Securities (in thousands):

	Within One Year	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total
Available for sale securities:					
Obligations of U.S. government agencies	$ 4,539	$ 6,932	$ —	$ —	$ 11,471
Obligations of states and political subdivisions	1,474	11,378	2,293	844	15,989
Mortgage-backed securities	1,344	62,636	40,141	7,656	111,777
Corporate securities	—	—	—	4,098	4,098
Total securities available for sale	$ 7,357	$ 80,946	$ 42,434	$ 12,598	$ 143,335
Weighted average yield	3.60%	3.51%	3.84%	3.38%	3.60%
Held to maturity securities:					
Mortgage-back securities	$ —	$ —	$ 9	$ —	$ 9
Weighted average yield			2.44%		2.44%

Loan and Lease Portfolio. The loan and lease portfolio decreased $91,005,000, or 13.1%, in 2009 and totaled $602,417,000 at December 31, 2009. During 2008, loans decreased $52,831,000, or 7.1%, to $693,422,000 from $746,253,000 at December 31, 2007. Loans are the Company's largest and highest yielding component of earning assets and as such loan growth is generally desirable subject to acceptable levels of credit risk and overall general economic conditions. During 2009, the Company decided to reduce its loan portfolio, specifically construction loans, as they posed the highest level of risk in the current real estate market and economic environment. The loan to deposit ratio at December 31, 2009 was 76.5% as compared to 91.9% at December 31, 2008 and 101.3% at December 31, 2007.

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in the primary markets in which the Company operates. Substantially all loans and leases are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets and leases are generally secured by equipment. The Company's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan or lease would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases for the years ended December 31are summarized as follows (in thousands):

	2009	2008	2007	2006	2005
Commercial	$ 66,513	$ 92,029	$ 92,419	$ 78,122	$ 63,088
Real estate - commercial	313,917	327,098	297,272	263,323	245,610
Real estate - construction	92,111	136,755	225,758	213,199	199,129
Real estate - mortgage	59,816	62,155	50,131	40,487	39,500
Installment	22,289	29,945	41,161	27,951	40,818
Direct financing leases	813	1,035	1,307	1,985	3,120
Other	47,665	45,424	39,297	35,828	33,890
Total loans and leases receivable	603,124	694,441	747,345	660,895	625,155
Deferred loan (fees) costs, net	(707)	(1,019)	(1,092)	(1,102)	(643)
Allowance for loan and lease losses	(18,539)	(11,327)	(10,755)	(8,831)	(7,864)
Net loans and leases	$ 583,878	$ 682,095	$ 735,498	$ 650,962	$ 616,648

Commercial loans and Direct Financing Leases decreased $25,516,000, or 27.7%, and $222,000, or 21.5%, during 2009, respectively, due to reduced loan originations, an increase in loan charge-offs and management's decision to strategically reduce loan production. The Company decreased its Real Estate – Construction portfolio during the year by $44,644,000, or 32.7%, from $136,755,000 at December 31, 2008 to $92,111,000 at December 31, 2009. This reduction was primarily from principal reductions and pay-offs but was also a result of certain charge-offs and properties taken into OREO. Real Estate – Commercial loans decreased $13,181,000, or 4.0%, during 2009 from $327,098,000 at December 31, 2008 to $313,917,000 at December 31, 2009. Real Estate Mortgage loans decreased $2,339,000, or 3.8%. In January 2009, with mortgage rates reaching historical lows, the Company decided to not retain any real estate mortgage loans with fixed rates below 5.0% and to sell them to Freddie Mac resulting in an increase in net gains on sale of loans. Installment loans decreased $7,656,000, or 25.6%, due to the Company's decision in January 2008 to discontinue its purchases of indirect auto contracts. Other loans increased $2,241,000, or 4.9%, from 2008.

At December 31, 2009 and 2008, the Company serviced real estate - mortgage loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $115,650,000 and $88,957,000, respectively.

The Company was contingently liable under letters of credit issued on behalf of its customers for $5,241,000 and $7,003,000 at December 31, 2009 and 2008, respectively. At December 31, 2009, commercial and consumer lines of credit, and real estate loans of approximately $52,831,000 and $58,589,000, respectively, were undisbursed. At December 31, 2008, commercial and consumer lines of credit, and real estate loans of approximately $97,110,000 and $61,820,000, respectively, were undisbursed. These instruments involve, to varying degrees, elements of credit and market risk more than the amounts recognized in the balance sheet. The contractual or notional amounts of these transactions express the extent of the Company's involvement in these instruments and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2009 and 2008, no losses are anticipated as a result of these commitments.

Maturity Distribution and Interest Rate Sensitivity of Loans and Commitments. The following table shows the maturity of certain loan categories and commitments. Also provided with respect to such loans and commitments are the amounts due after one year, classified according to the sensitivity to changes in interest rates (in thousands):

	Within One Year	After One Through Five Years	After Five Years	Total
Commercial	$ 36,207	$ 18,696	$ 11,610	$ 66,513
Real estate - commercial	6,908	37,085	269,924	313,917
Real estate - construction	63,735	27,232	1,144	92,111
Real estate - mortgage	2,708	10,025	47,083	59,816
Installment	4,037	14,207	4,045	22,289
Direct financing leases	—	735	78	813
Other	374	413	46,878	47,665
	$ 113,969	$ 108,393	$ 380,762	$ 603,124
Loans maturing after one year with:				
Fixed interest rates		$ 100,936	$ 209,375	$ 310,311
Variable interest rates		$ 7,457	$ 171,387	$ 178,844

Impaired, Nonaccrual, Past Due and Restructured Loans and Leases, and Other Nonperforming Assets . The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the original contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Loans and leases on which the accrual of interest has been discontinued are designated as nonaccrual loans and leases. Accrual of interest on loans and leases is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan or lease becomes contractually past due by 90 days or more with respect to interest or principal (except that when management believes a loan is well secured and in the process of collection, interest accruals are continued on loans deemed by management to be fully collectible). When a loan or lease is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans and leases is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans and leases when, in the judgment of management, the loans and leases are estimated to be fully collectible as to both principal and interest.

Nonperforming loans (defined as nonaccrual loans and loans 90 days or more past due and still accruing interest) totaled $46,598,000 at December 31, 2009, an increase of $27,662,000 from $18,936,000 at December 31, 2008. Of the 2009 balance, a specific reserve of $3,043,000 was established. Of the 2008 balance, a specific reserve of $1,755,000 was established. Nonperforming loans as a percentage of total loans were 7.74% at December 31, 2009, compared to 2.73% at December 31, 2008. Nonperforming assets (nonperforming loans and OREO) totaled $58,975,000 at December 31, 2009, an increase of $29,631,000 from December 31, 2008. Nonperforming assets as a percentage of total assets were 6.67% at December 31, 2009 compared to 3.34% at December 31, 2008.

For the years ended December 31, 2009, 2008 and 2007, the average recorded investment in loans and leases for which impairment had been recognized was approximately $41,323,000, $21,864,000 and $1,572,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $130,000, $25,000 and $38,000 for cash payments received in 2009, 2008 and 2007.

Nonperforming assets for the years ended December 31 are summarized as follows (in thousands):

	2009	2008	2007	2006	2005
Nonaccrual loans and leases	$ 46,598	$ 18,936	$ 1,608	$ 72	$ 686
Loans and leases past due 90 days or more and still accruing interest	—	—	156	403	67
Total nonperforming loans and leases	46,598	18,936	1,764	475	753
Other real estate owned	12,377	10,408	902	902	902
Total nonperforming assets	$ 58,975	$ 29,344	$ 2,666	$ 1,377	$ 1,655

The composition of nonperforming loans as of December 31, 2009, September 30, 2009, June 30, 2009, March 31, 2009 and December 31, 2008 was as follows (in thousands):

	December 2009	% of total	September 2009	% of total	June 2009	% of total	March 2009	% of total	December 2008	% of total
Commercial	$ 215	0.5%	$ 1,079	2.0%	$ 4,097	9.2%	$ 60	0.3%	$ 1,347	7.1%
Real estate - commercial	13,825	29.7%	12,729	23.4%	11,024	24.9%	7,915	39.7%	4,721	24.9%
Real estate - construction	29,042	62.2%	37,483	68.7%	26,785	60.5%	9,492	47.7%	12,645	66.8%
Real estate - mortgage	2,980	6.4%	2,927	5.4%	2,131	4.8%	2,206	11.1%	193	1.0%
Installment	34	0.1%	40	0.1%	45	0.1%	49	0.2%	30	0.2%
Direct financing leases	—	0.0%	—	0.0%	—	0.0%	—	0.0%	—	0.0%
Other	502	1.1%	204	0.4%	222	0.5%	204	1.0%	—	0.0%
Total non perfoming loans	$ 46,598	100.0%	$ 54,462	100.0%	$44,304	100.0%	$19,926	100.0%	$ 18,936	100.0%

At December 31, 2009, real-estate-construction loans totaled $29,042,000, or 62.3%, of the nonperforming loans. There are twenty-two loans that make up the balance. Eleven of these loans are residential land loans totaling $17,707,000. Charge-offs of $6,105,000 have been taken on these loans and specific reserves of $397,000 have been established for these loans at December 31, 2009. There are nine loans for residential construction development projects totaling $10,473,000. Charge-offs of $1,909,000 have been taken on these loans and specific reserves of $1,171,000 have been established for these loans at December 31, 2009. The remaining two real estate-construction loans are commercial land loans totaling $863,000. There have been no charge-offs on either of these loans and no specific reserve has been established.

At December 31, 2009, there were eighteen real-estate-commercial loans totaling $13,825,000, or 29.7%, of the nonperforming loans. Three of these loans exceed $1,000,000. The largest real estate-commercial loan is for a single-tenant office building located in Sacramento County for $2,879,000. A specific reserve of $944,000 has been established for this loan. The second largest real estate-commercial loan is for multi-tenant light industrial buildings located in Shasta County for $1,950,000. No specific reserve has been established for this loan. The third largest real estate-commercial loan is for multi-tenant buildings in Sonoma County for $1,701,000. The Company has recorded a charge-off of $613,000 on this loan. No specific reserve has been established for this loan. The remaining fifteen real estate-commercial loans total $7,295,000 (approximate average loan balance of $486,000). Charge-offs of $1,599,000 have been taken on these loans and specific reserves of $277,000 have been established for these loans at December 31, 2009.

If interest on nonaccrual loans and leases had been accrued, such income would have approximated $2,143,000 in 2009, $2,305,000 in 2008 and $49,000 in 2007. Interest income of $130,000 in 2009, $25,000 in 2008 and $38,000 in 2007 was recorded when it was received on the nonaccrual loans and leases.

At December 31, 2009 there were no commitments to lend additional funds to borrowers whose loans or leases were classified as nonaccrual.

At December 31, 2009, net carrying value of other real estate owned increased $1,969,000 to $12,377,000 from $10,408,000 at December 31, 2008. During the year 2009, the Company transferred twenty properties into OREO totaling $11,234,000, sold eight properties totaling $7,542,000, had write-downs of OREO of $658,000, and recorded loss on sale of OREO of $1,065,000. At December 31, 2009, OREO was comprised of twenty-two properties which are broken down by type: residential construction of $4,789,000, residential land of $2,215,000, commercial land of $1,580,000, non-farm non-residential properties of $2,363,000 and residential properties of $1,430,000.

Allowance for Loan and Lease Losses. Gross charge offs for the year ended December 31, 2009 were $20,744,000 and recoveries totaled $1,456,000 resulting in net charge offs of $19,288,000 compared to gross charge offs for the year ended December 31, 2008 of $11,805,000 and recoveries of $277,000 resulting in net charge offs of $11,528,000.

The following table summarizes the Company's loan and lease loss experience for the years ended December 31 (dollars in thousands):

	2009	2008	2007	2006	2005
Average loans and leases outstanding	$ 649,806	$ 725,255	$ 684,506	$ 642,167	$ 590,313
Allowance for loan and lease losses at beginning of period	11,327	10,755	8,831	7,864	7,217
Loans and leases charged off:					
Commercial	5,841	834	123	47	204
Real estate - commercial	2,579	460	—	—	—
Real estate - construction	10,917	9,677	—	—	—
Real estate - mortgage	567	66	—	—	—
Installment	645	768	132	211	398
Other	195	—	—	—	—
Total loans and leases charged off	20,744	11,805	255	258	602
Recoveries of loans and leases previously charged off:					
Commercial	57	11	22	125	167
Real estate - commercial	—	21	—	—	—
Real estate - construction	1,120	—	—	—	—
Real estate - mortgage	—	—	—	—	—
Installment	279	244	107	125	147
Other	—	1	—	—	5
Total recoveries of loans and leases previously charged off	1,456	277	129	250	319
Net loans and leases charged off	19,288	11,528	126	8	283
Provisions for loan and lease losses	26,500	12,100	2,050	975	930
Balance of allowance for loan and lease losses at end of period	$ 18,539	$ 11,327	$ 10,755	$ 8,831	$ 7,864
Ratio of net charge-offs to average loans and leases outstanding	2.97%	1.59%	0.02%	0.00%	0.05%
Allowance for loan and lease losses to total loans and leases	3.08%	1.63%	1.44%	1.34%	1.26%

The allowance for loan and lease losses is established through a provision for loan and lease losses based on management's evaluation of the risks inherent in the loan and lease portfolio. In determining levels of risk, management considers a variety of factors, including, but not limited to, asset classifications, economic trends, industry experience and trends, geographic concentrations, estimated collateral values, historical loan and lease loss experience, and the Company's underwriting policies. The allowance for loan and lease losses is maintained at an amount management considers adequate to cover losses in loans and leases receivable, which are considered probable and estimable. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating, regulatory, and other conditions that may be beyond the Company's control. The Company also engages a third party credit review consultant to analyze the Company's loan and lease loss adequacy. In addition, the Company engaged a third party credit review consultant in the fourth quarter of 2009 to do a focused review of the loan portfolio and loan and lease loss allowance. Various regulatory agencies, as an integral part of their examination process, periodically reviews the Company's allowance for loan and lease losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different from those of management.

The allowance for loan and lease losses is comprised of two primary types of allowances:

1. Formula Allowance

   Formula allowances are based upon loan and lease loss factors that reflect management's estimate of probable losses in various segments or pools within the loan and lease portfolio. The loss factor for each segment or pool is multiplied by the portfolio segment (e.g. multifamily permanent mortgages) balance to derive the formula allowance amount. The loss factors are updated periodically by the Company to reflect current information that has an effect on the amount of loss inherent in each segment.

   The formula allowance is adjusted for qualitative factors that are based upon management's evaluation of conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or historical performance of loan and lease portfolio segments. The conditions evaluated in connection with the unallocated allowance at December 31, 2009 included the following, which existed at the balance sheet date:

   - General business and economic conditions effecting the Company's key lending areas
   - Real estate values in Northern California
   - Loan volumes and concentrations, including trends in past due and nonperforming loans
   - Seasoning of the loan portfolio
   - Status of the current business cycle
   - Specific industry or market conditions within portfolio segments
   - Model imprecision

2. Specific Allowance

   Specific allowances are established in cases where management has identified significant conditions or circumstances related to an individually impaired credit. In other words, these allowances are specific to the loss inherent in a particular loan. The amount for a specific allowance is calculated in accordance with the Impairment Topic of the FASB Accounting Standards Codification.

The $18,539,000 in formula and specific allowances at December 31, 2009 reflects management's estimate of the inherent loss in various pools or segments in the portfolio and individual loans and leases, and includes adjustments for general economic conditions, trends in the portfolio and changes in the mix of the portfolio.

Management anticipates growth in commercial lending and owner-occupied commercial real estate and expects decreases in construction and consumer lending, while real estate mortgage lending should remain flat. As a result, future provisions will be required and the ratio of the allowance for loan and lease losses to loans and leases outstanding may increase to reflect increasing concentrations, loan type and changes in economic conditions.

The following table shows the allocation of the Company's allowance and the percent of loans in each category to the total loans for the years ended December 31 (dollars in thousands).

	2009		2008		2007		2006		2005	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Balance Applicable to:										
Commercial	$ 2,018	11.0%	$ 2,499	13.3%	$ 1,645	12.4%	$ 1,291	11.8%	$ 696	10.1%
Real estate - commercial	8,702	52.0%	3,227	47.1%	3,462	39.8%	3,256	39.9%	3,056	39.3%
Real estate - construction	3,800	15.3%	3,933	19.7%	4,025	30.2%	2,105	32.3%	2,012	31.9%
Real estate - mortgage	737	9.9%	309	9.0%	242	6.7%	150	6.1%	97	6.3%
Installment	391	3.7%	603	4.3%	725	5.5%	429	4.2%	684	6.5%
Other	451	8.1%	519	6.6%	455	5.4%	390	5.7%	407	5.9%
Unallocated	2,440		237		201		1,210		912	
Total	$ 18,539	100.0%	$ 11,327	100.0%	$ 10,755	100.0%	$ 8,831	100.0%	$ 7,864	100.0%

Deposits. Deposits represent the Company's primary source of funds. They are primarily core deposits in that they are demand, savings and money market, and time deposits generated from local businesses and individuals. These sources are considered to be relatively stable as they are mostly derived from long-term banking relationships. During 2009, total deposits increased $32,865,000, or 4.4%, to $787,809,000 compared to $754,944,000 at December 31, 2008. The increase in deposits was due primarily to an increase in savings and money market deposits of $32,693,000, or 20.8%. The Company experienced a shift in deposits from noninterest-bearing demand deposits to savings and money market deposits as noninterest-bearing demand deposits decreased $9,327,000, or 5.8%. Interest-bearing demand deposits increased $8,343,000, or 5.5%, and time deposits increased $1,156,000, or 0.4%, during 2009. The shift in deposit mix has resulted in noninterest-bearing demand deposits representing 19.3% of total deposits at December 31, 2009 compared to 21.4% of total deposits at December 31, 2008.

During 2008, total deposits increased $18,205,000, or 2.5%, to $754,944,000 compared to $736,739,000 at December 31, 2007. The increase in deposits was due to the increase in time deposits of $43,358,000, or 18.0%. The Company experienced a shift in deposits from noninterest-bearing demand deposits and savings and money market deposits to time deposits as noninterest-bearing demand deposits decreased $5,867,000, or 3.5%, and savings and money market deposits decreased $24,103,000, or 13.3%. Interest-bearing demand deposits increased $4,817,000, or 3.3%, during 2008. The shift in deposit mix has resulted in noninterest-bearing demand deposits representing 21.4% of total deposits at December 31, 2008 compared to 22.8% of total deposits at December 31, 2007.

The following table summarizes the Company's deposits at the indicated dates for the years ended December 31 (in thousands):

	2009	2008	2007
Noninterest-bearing demand	$ 152,421	$ 161,748	$ 167,615
Interest-bearing demand	160,216	151,873	147,056
Savings and money market	189,782	157,089	181,192
Time certificates	285,390	284,234	240,876
Total deposits	$ 787,809	$ 754,944	$ 736,739

Capital Resources . The Company maintains capital to support future growth and maintain financial strength while trying to effectively manage the capital on hand. From the depositor standpoint, a greater amount of capital on hand relative to total assets is generally viewed as positive. At the same time, from the standpoint of the shareholder, a greater amount of capital on hand may not be viewed as positive because it limits the Company's ability to earn a high rate of return on stockholders' equity (ROE). Stockholders' equity decreased $24,956,000 to $52,302,000 as of December 31, 2009, as compared to $77,258,000 at December 31, 2008. The decrease was the result of a net loss of $25,852,000 which was partially offset by a change in accumulated other comprehensive loss of $668,000 and stock based compensation expense of $228,000. Under current regulations, management believes that the Company meets all capital adequacy requirements. The Company suspended indefinitely the payment of quarterly cash dividends on its common stock beginning in 2009. This Board decision was made to strengthen and preserve the Company's capital base in these challenging economic times. Cash dividends distributed to shareholders were $0.40 per share for 2008.

The following table displays the Company's and Bank's capital ratios at December 31, 2009 (dollars in thousands).

		Capital	Ratio	Minimum for Capital Adequacy Purposes	Well-capitalized Ratios
Company:					
Tier 1 capital (to average assets)	$	65,457	7.16%	4.00%	N/A
Tier 1 capital (to risk weighted assets)	$	65,457	9.09%	4.00%	N/A
Total capital (to risk weighted assets)	$	87,791	12.19%	8.00%	N/A
Bank:					
Tier 1 capital (to average assets)	$	79,907	8.80%	4.00%	5.00%
Tier 1 capital (to risk weighted assets)	$	79,907	11.11%	4.00%	6.00%
Total capital (to risk weighted assets)	$	89,015	12.38%	8.00%	10.00%

Impact of Inflation. Impact of inflation on a financial institution differs significantly from that exerted on an industrial concern, primarily because a financial institution's assets and liabilities consist largely of monetarily based items. The relatively low proportion of the Company's fixed assets (approximately 1.2% at December 31, 2009) reduces both the potential of inflated earnings resulting from understated depreciation and the potential understatement of absolute asset values.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Overview. The Company constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities with the view towards maximizing shareholder value and earnings while maintaining a high quality balance sheet without exposing the Company to undue market risk. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in the Company's policies. In addition, alternative business plans and contemplated transactions are also analyzed for their impact. This process, known as asset/liability management is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and other borrowings.

Market Risk. Market risk results from the fact that the market values of assets or liabilities on which the interest rate is fixed will increase or decrease with changes in market interest rates. If the Company invests in a fixed-rate, long term security and then interest rates rise, the security is worth less than a comparable security just issued because the older security pays less interest than the newly issued security. If the security had to be sold before maturity, then the Company would incur a loss on the sale. Conversely, if interest rates fall after a fixed-rate security is purchased, its value increases, because it is paying at a higher rate than newly issued securities. The fixed rate liabilities of the Company, like certificates of deposit and fixed-rate borrowings, also change in value with changes in interest rates. As rates drop, they become more valuable to the depositor and hence more costly to the Company. As rates rise, they become more valuable to the Company. Therefore, while the value changes when rates move in either direction, the adverse impacts of market risk to the Company's fixed-rate assets are due to rising rates and for the Company's fixed-rate liabilities, they are due to falling rates. In general, the change in market value due to changes in interest rates is greater in financial instruments that have longer remaining maturities. Therefore, the exposure to market risk of assets is lessened by managing the amount of fixed-rate assets and by keeping maturities relatively short. These steps, however, must be balanced against the need for adequate interest income because variable-rate and shorter-term assets generally yield less interest than longer-term or fixed-rate assets.

Mismatch Risk . The second interest-related risk, mismatched risk, arises from the fact that when interest rates change, the changes do not occur equally in the rates of interest earned and paid because of differences in the contractual terms of the assets and liabilities held. A difference in the contractual terms, a mismatch, can cause adverse impacts on net interest income.

The Company has a certain portion of its loan and lease portfolio tied to the national prime rate. If these rates are lowered because of general market conditions, e.g., the prime rate decreases in response to a rate decrease by the Federal Reserve Open Market Committee ("FOMC"), these loans will be repriced. If the Company were at the same time to have a large proportion of its deposits in long-term fixed-rate certificates, interest earned on loans would decline while interest paid on the certificates would remain at higher levels for a period of time until they mature. Therefore, net interest income would decrease immediately. A decrease in net interest income could also occur with rising interest rates if the Company had a large portfolio of fixed-rate loans and leases and securities that was funded by deposit accounts on which the rate is steadily rising.

This exposure to mismatch risk is managed by attempting to match the maturities and repricing opportunities of assets and liabilities. This may be done by varying the terms and conditions of the products that are offered to depositors and borrowers. For example, if many depositors want shorter-term certificates while most borrowers are requesting longer-term fixed rate loans, the Company will adjust the interest rates on the certificates and loans to try to match up demand for similar maturities. The Company can then partially fill in mismatches by purchasing securities or borrowing funds from the Federal Home Loan Bank ("FHLB") with the appropriate maturity or repricing characteristics.

Basis Risk. The third interest-related risk, basis risk, arises from the fact that interest rates rarely change in a parallel or equal manner. The interest rates associated with the various assets and liabilities differ in how often they change, the extent to which they change, and whether they change sooner or later than other interest rates. For example, while the repricing of a specific asset and a specific liability may occur at roughly the same time, the interest rate on the liability may rise one percent in response to rising market rates while the asset increases only one-half percent. While the Company would appear to be evenly matched with respect to mismatch risk, it would suffer a decrease in net interest income. This exposure to basis risk is the type of interest risk least able to be managed, but is also the least dramatic. Avoiding concentrations in only a few types of assets or liabilities is the best means of increasing the chance that the average interest received and paid will move in tandem. The wider diversification means that many different rates, each with their own volatility characteristics, will come into play.

Net Interest Income and Net Economic Value Simulations . The tool used to manage and analyze the interest rate sensitivity of a financial institution is known as a simulation model and is performed with specialized software built for this specific purpose for financial institutions. This model allows management to analyze the three specific types of risks; market risk, mismatch risk, and basis risk.

To quantify the extent of all of these risks both in its current position and in transactions it might make in the future, the Company uses computer modeling to simulate the impact of different interest rate scenarios on net interest income and on net economic value. Net economic value or the market value of portfolio equity is defined as the difference between the market value of financial assets and liabilities. These hypothetical scenarios include both sudden and gradual interest rate changes, and interest rate changes in both directions. This modeling is the primary means the Company uses for interest rate risk management decisions.

The hypothetical impact of sudden interest rate shocks applied to the Company's asset and liability balances are modeled quarterly. The results of this modeling indicate how much of the Company's net interest income and net economic value are "at risk" (deviation from the base level) from various sudden rate changes. Although interest rates normally would not change in this sudden manner, this exercise is valuable in identifying risk exposures. The results for the Company's December 31, 2009 analysis indicates the following results for changes in net economic value and changes in net interest income over a one-year period given the interest rate shocks listed in the table below. Management believes that short and medium term interest rates will continue to remain at historical lows throughout the year.

	Shocked by -1%	**Shocked by +2%**
Net interest income	-0.6%	-0.3%
Net economic value	-5.6%	0.5%

For the modeling, the Company has made certain assumptions about the duration of its non-maturing deposits that are based on an analysis performed on the Company's database to determine average length of deposit accounts. This assumption is important to determining net economic value at risk. The Company has compared its assumptions with those used by other financial institutions.

Liquidity. The objective of liquidity management is to ensure the continuous availability of funds to meet the demands of depositors and borrowers. Collection of principal and interest on loans, the pay-downs and maturities of investment securities, deposits with other banks, customer deposits and short term borrowing, when needed, are primary sources of funds that contribute to liquidity. Unused lines of credit from correspondent banks to provide secured federal funds for $10,000,000 as of December 31, 2009 were available to provide liquidity. In addition, NVB is a member of the FHLB providing an additional available line of credit of $171,621,000 secured by first deeds of trust on eligible 1-4 unit residential loans and qualifying investment securities. The Company also had a line of credit with the Federal Reserve Bank of $14,196,000 secured by qualifying investment securities. As of December 31, 2009, borrowings of $31,961,000 were outstanding in the form of Subordinated Debentures.

The Company manages both assets and liabilities by monitoring asset and liability mixes, volumes, maturities, yields and rates in order to preserve liquidity and earnings stability. Total liquid assets (cash and due from banks, federal funds sold, and available-for-sale investment securities) totaled $213,963,000 and $103,498,000, or 24.2% and 11.7% of total assets at December 31, 2009 and December 31, 2008, respectively.

Core deposits, defined as demand deposits, interest bearing demand deposits, regular savings, money market deposit accounts and time deposits of less than $100,000, continue to provide a relatively stable and low cost source of funds. Core deposits totaled $661,715,000 and $633,813,000 at December 31, 2009 and December 31, 2008, respectively.

In assessing liquidity, historical information such as seasonal loan demand, local economic cycles and the economy in general are considered along with current ratios, management goals and unique characteristics of the Company. Management believes the Company is in compliance with its policies relating to liquidity.

Certificates of Deposit . Maturities of time certificates of deposit outstanding of less than $100,000 and $100,000 or more at December 31, 2009 are summarized as follows (in thousands):

	$ 100,000 and over	Under $ 100,000
Three Months or Less	$ 42,031	$ 39,186
Over Three Months Through Twelve Months	74,591	107,850
Over One Year Through Three Years	8,255	11,426
Over Three Years	1,217	834
Total	$ 126,094	$ 159,296

As of December 31, 2009, the Company had $11,643,000 in brokered deposits consisting solely of customers' time certificates of deposits that utilized the CDARs program. The Company's policy limits the use of brokered deposits to 10% of total assets.

Other Borrowed Funds . Other borrowings outstanding as of December 31, 2009, 2008 and 2007 consist of Federal Home Loan Bank ("FHLB") advances and Federal funds purchased. The Company did not have outstanding balances for FHLB advances or Federal funds purchased at December 31, 2009. The following table summarizes these borrowings for the years ended December 31 (in thousands):

	2008	2007
FHLB advances	$ 2,546	$ 86,957
Federal funds	970	235
Total borrowed funds	$ 3,516	$ 87,192

The following table provides information related to the Company's short-term borrowings under its security repurchase arrangements and lines of credit for the periods indicated (dollars in thousands):

	2009	2008	2007
Average balance during the year	$ 337	$ 31,385	$ 38,579
Average interest rate for the year	0.29%	2.61%	4.41%
Maximum month-end balance during the year	$ —	$ 70,087	$ 87,192
Average rate as of December 31,	0.00%	0.36%	3.46%

Certain Contractual Obligations

The following chart summarizes certain contractual obligations of the Company as of December 31, 2009 (in thousands):

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Subordinated Debentures, fixed rate of 10.25% payable on 2031	$ 10,310	$ —	$ —	$ —	$ 10,310
Subordinated Debentures, floating rate of 3.53% payable on 2033	6,186	—	—	—	6,186
Subordinated Debentures, floating rate of 3.08% payable on 2034	5,155	—	—	—	5,155
Subordinated Debentures, floating rate of 6.16% payable on 2036	10,310	—	—	—	10,310
Operating lease obligations	4,750	1,212	1,518	1,024	996
Deferred compensation(1)	2,142	521	340	77	1,204
Supplemental retirement plans(1)	5,795	241	500	548	4,506
Total	$ 44,648	$ 1,974	$ 2,358	$ 1,649	$ 38,667

(1) These amounts represent known certain payments to participants under the Company's deferred compensation and supplemental retirement plans. See Note 12 in the financial statements at Item 15 of this report for additional information related to the Company's deferred compensation and supplemental retirement plan liabilities.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements required by this item are set forth following Item 15 of this Form 10-K, and are incorporated herein by reference.

The following table discloses the Company's condensed selected unaudited quarterly financial data for each of the quarters in the two-year period ended December 31, 2009.

	For the Quarter Ended							
(In thousands except per share data)	December 2009	September 2009	June 2009	March 2009	December 2008	September 2008	June 2008	March 2008
Interest income	$ 10,399	$ 10,896	$ 11,241	$ 11,419	$ 11,834	$ 12,744	$ 13,363	$ 14,150
Interest expense	2,852	3,226	3,332	3,311	3,706	3,932	4,294	5,022
Net interest income	7,547	7,670	7,909	8,108	8,128	8,812	9,069	9,128
Provision for loan and lease losses	9,000	1,500	9,000	7,000	3,000	1,500	5,200	2,400
Noninterest income	3,266	4,142	3,438	3,164	2,900	284	3,477	3,491
Noninterest expense	23,874	8,999	10,782	10,335	9,583	9,694	9,577	9,805
(Loss) income before (benefit) provision for income taxes	(22,061)	1,313	(8,435)	(6,063)	(1,555)	(2,098)	(2,231)	414
(Benefit) provision for income taxes	(2,721)	629	(4,346)	(2,956)	(2,409)	(679)	(722)	134
Net (loss) income	$ (19,340)	$ 684	$ (4,089)	$ (3,107)	$ 854	$ (1,419)	$ (1,509)	$ 280
(Loss) earnings per share:								
Basic	$ (2.58)	$ 0.09	$ (0.55)	$ (0.41)	$ 0.11	$ (0.19)	$ (0.20)	$ 0.04
Diluted	$ (2.58)	$ 0.09	$ (0.55)	$ (0.41)	$ 0.11	$ (0.19)	$ (0.20)	$ 0.04

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in reports filed by the Company under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures are also designed with the objective of ensuring that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures. The Company's management, including the Chief Executive Officer and the Chief Financial Officer, evaluated the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2009. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

Internal Control over Financial Reporting. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management's statement as to the framework used to evaluate the effectiveness of, and management's assessment of the effectiveness of, the Company's internal control over financial reporting as of December 31, 2009, appears in this report at page 49 and is incorporated here by this reference. There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2009 that has materially affected or is reasonable likely to materially affect, the Company's internal control over financial reporting.

ITEM 9A(T). CONTROLS AND PROCEDURES

See "Report of Management on Internal Control over Financial Reporting" on page 49.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and executive officers required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders of the Company to be filed with the Securities and Exchange Commission (the "Commission") entitled "Election of Directors" (not including the share information included in the beneficial ownership tables nor the footnotes thereto nor the subsections entitled "Committees of the Board of Directors," "Compensation Committee Interlocks and Insider Participation" and "Meetings of the Board of Directors") and the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders of the Company to be filed with the Commission entitled "Executive Compensation" and the subsection entitled "Election of Directors - Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from sections of the Company's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Election of Directors - Security Ownership of Certain Beneficial Owners and Management," as to share information in the tables of beneficial ownership and footnotes thereto and "Securities Authorized for Issuance Under Equity Compensation Plan."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Certain Relationships and Related Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this item is incorporated by reference from the section of the Company's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders of the Company to be filed with the Commission, entitled "Principal Accounting Fees and Services."

PART IV

ITEM 15. EXHIBITS AND, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of the report:
1. Financial Statements

Document Title	Page
Report of Management on Internal Control Over Financial Reporting	49
Report of Independent Registered Public Accounting Firm	50
Consolidated Balance Sheets as of December 31, 2009 and 2008	51
Consolidated Statements of Operations for the Years Ended December 2009, 2008 and 2007	52
Consolidated Statement of Changes in Stockholders' Equity for the Years Ended December 31, 2009, 2008 and 2007	53
Consolidated Statements of Cash Flows for the Years ended December 31, 2009, 2008 and 2007	54
Notes to Consolidated Financial Statements	55

2. Schedules: see (c) below
3. Exhibits: see Index to Exhibits at page 84

(b) Exhibits
See Index to Exhibits at page 84 of this Annual Report on Form 10-K, which is incorporated herein by reference.

(c) Financial Statement Schedules
Not applicable

Report of Management on Internal Control Over Financial Reporting

Financial Statements

Management of North Valley Bancorp and its subsidiaries (the Company) is responsible for the preparation, integrity and fair presentation of its published consolidated financial statements as of December 31, 2009, and for the year then ended. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

The consolidated financial statements have been audited by an independent accounting firm registered with the Public Company Accounting Oversight Board, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934.

The Company's management, including the chief executive officer and chief financial officer, has assessed the effectiveness of the Company's internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* . Based on this assessment, management believes that, as of December 31, 2009, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
North Valley Bancorp

We have audited the accompanying consolidated balance sheets of North Valley Bancorp and subsidiaries (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Valley Bancorp and subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We were not required or engaged to examine management's assessment of the effectiveness of North Valley Bancorp and subsidiaries internal control over financial reporting as of December 31, 2009, and, accordingly, we do not express an opinion thereon.

/s/ Perry-Smith LLP

Sacramento, California
March 30, 2010

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
(In thousands except share data)

	2009	2008
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 19,378	$ 27,153
Federal funds sold	48,250	—
Total cash and cash equivalents	67,628	$ 27,153
Time deposits at other financial institutions	425	—
Investment securities available for sale, at fair value	146,335	76,345
Investment securities held to maturity, at amortized cost	9	21
Loans and leases	602,417	693,422
Less: Allowance for loan and lease losses	(18,539)	(11,327)
Net loans and leases	583,878	682,095
Premises and equipment, net	10,319	11,418
Accrued interest receivable	2,565	2,742
Other real estate owned	12,377	10,408
FHLB and FRB stock and other securities	5,833	5,825
Bank-owned life insurance policies	32,745	31,612
Core deposit intangibles, net	692	838
Goodwill	—	15,187
Other assets	21,556	15,907
TOTAL ASSETS	$ 884,362	$ 879,551
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-bearing	$ 152,421	$ 161,748
Interest-bearing	635,388	593,196
Total deposits	787,809	754,944
Other borrowed funds	—	3,516
Accrued interest payable and other liabilities	12,290	11,872
Subordinated debentures	31,961	31,961
Total liabilities	832,060	802,293
Commitments and Contingencies (Note 15)		
STOCKHOLDERS' EQUITY:		
Preferred stock, no par value: authorized 5,000,000 shares; none outstanding	—	—
Common stock, no par value: authorized 20,000,000 shares; outstanding 7,495,817 at December 31, 2009 and 2008	41,781	41,553
Retained earnings	11,578	37,430
Accumulated other comprehensive loss, net of tax	(1,057)	(1,725)
Total stockholders' equity	52,302	77,258
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 884,362	$ 879,551

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands except per share data)

	2009	2008	2007
INTEREST INCOME:			
Interest and fees on loans and leases	$ 39,233	$ 47,897	$ 53,712
Interest on investments:			
Taxable interest income	3,926	3,297	4,450
Nontaxable interest income	720	885	964
Interest on federal funds sold and repurchase agreements	76	12	398
Total interest income	43,955	52,091	59,524
INTEREST EXPENSE:			
Deposits	10,633	13,515	14,497
Subordinated debentures	2,087	2,340	2,438
Other borrowings	1	1,099	1,703
Total interest expense	12,721	16,954	18,638
NET INTEREST INCOME	31,234	35,137	40,886
PROVISION FOR LOAN AND LEASE LOSSES	26,500	12,100	2,050
NET INTEREST INCOME AFTER PROVISION FOR LOAN AND LEASE LOSSES	4,734	23,037	38,836
NONINTEREST INCOME:			
Service charges on deposit accounts	6,483	7,162	6,870
Other fees and charges	4,265	3,882	3,730
Earnings on cash surrender value of life insurance policies	1,371	1,325	1,276
Gain on sale of loans, net	346	107	153
Gain (loss) on sales, calls and impairment of securities, net	655	(3,386)	(1,752)
Other	890	1,062	882
Total noninterest income	14,010	10,152	11,159
NONINTEREST EXPENSES:			
Salaries and employee benefits	18,500	20,526	21,674
Occupancy expense	3,079	3,037	3,075
Furniture and equipment expense	1,847	2,003	2,029
FDIC and state assessments	2,307	672	196
Impairment of Goodwill	15,187	—	—
Other real estate owned expense	2,119	89	—
Other	10,951	12,331	13,412
Total noninterest expenses	53,990	38,658	40,386
(LOSS) INCOME BEFORE (BENEFIT) PROVISION FOR INCOME TAXES	(35,246)	(5,469)	9,609
(BENEFIT) PROVISION FOR INCOME TAXES	(9,394)	(3,675)	3,075
NET (LOSS) INCOME	$ (25,852)	$ (1,794)	$ 6,534
Per Share Amounts			
Basic (Loss) Earnings Per Share	$ (3.45)	$ (0.24)	$ 0.89
Diluted (Loss) Earnings Per Share	$ (3.45)	$ (0.24)	$ 0.86
Cash Dividends Per Common Share	$ —	$ 0.40	$ 0.40

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
(In thousands except share data)

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Loss	Total
Balance January 1, 2007	7,300,914	39,202	$ 38,626	$ (2,337)	$ 75,491
Comprehensive income:					
Net income			6,534		6,534
Other comprehensive income, net of tax of $660:					
Net unrealized gain on available for sale securities, net of reclassification adjustment of $(1,034)				950	950
Adjustment for the change in the unfunded status of the supplemental retirement plan, net of tax of $3				4	4
Total comprehensive income					7,488
Stock options exercised, net of shares tendered	104,952	899			899
Stock-based compensation expense	7,200	368			368
Tax benefit derived from exercise of stock options		173			173
Cash dividends on common stock			(2,948)		(2,948)
Balance December 31, 2007	7,413,066	40,642	42,212	(1,383)	81,471
Comprehensive loss:					
Net loss			(1,794)		(1,794)
Other comprehensive loss, net of tax of $263					
Net unrealized loss on available for sale securities, net of reclassification adjustment of $1,998				(379)	(379)
Adjustment for the change in the unfunded status of the supplemental retirement plan, net of tax of $25				37	37
Total comprehensive loss					(2,136)
Stock options exercised, net of shares tendered	75,551	518			518
Stock-based compensation expense	7,200	352			352
Tax benefit derived from exercise of stock options		41			41
Cash dividends on common stock			(2,988)		(2,988)
Balance December 31, 2008	7,495,817	$ 41,553	$ 37,430	$ (1,725)	$ 77,258
Comprehensive loss:					
Net loss			(25,852)		(25,852)
Other comprehensive income, net of tax of $451					
Net unrealized gain on available for sale securities, net of reclassification adjustment of $386				650	650
Adjustment for the change in the unfunded status of the supplemental retirement plan, net of tax of $13				18	18
Total comprehensive loss					(25,184)
Stock-based compensation expense		228			228
Balance December 31, 2009	7,495,817	$ 41,781	$ 11,578	$ (1,057)	$ 52,302

The accompanying notes are an integral part of these consolidated financial statements.

NORTH VALLEY BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007 (in thousands)

	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (Loss) Income	$ (25,852)	$ (1,794)	$ 6,534
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	1,950	2,084	2,184
Amortization (accretion) of premium on securities, net	672	(24)	53
Amortization of core deposit intangible	146	398	650
Provision for loan and lease losses	26,500	12,100	2,050
Net losses on sale and write-down of other real estate owned	1,723	77	—
Gain on sale of loans	(346)	(107)	(153)
(Gain) loss on sale, calls and impairment of securities	(655)	3,386	1,752
Gain on sale of premises and equipment	(28)	—	(3)
FHLB stock dividends	—	(215)	(187)
Write-down of impaired goodwill	15,187	—	—
Deferred tax benefit	(3,929)	(1,774)	(1,906)
Stock-based compensation expense	228	352	368
Excess tax benefit from exercise of stock options	—	(41)	(173)
Effect of changes in:			
Accrued interest receivable	177	1,170	(74)
Other assets	(3,317)	(4,834)	(969)
Accrued interest payable and other liabilities	449	319	1,397
Net cash provided by operating activities	12,905	11,097	11,523
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of time deposits at other financial institutions	(425)	—	—
Purchases of available for sale securities	(117,847)	—	—
Proceeds from sales of available for sale securities	18,957	3,638	—
Proceeds from maturities/calls of available for sale securities	29,984	20,355	29,035
Proceeds from maturities/calls of held to maturity securities	12	10	50
Purchases of FHLB and FRB stock and other securities	(8)	(562)	(555)
Proceeds from redemptions of FHLB and FRB stock and other securities	—	1,190	—
Net decrease (increase) in loans and leases	60,828	24,831	(86,432)
Proceeds from sales of other real estate owned	7,543	6,996	—
Proceeds from sales of premises and equipment	53	—	—
Purchases of premises and equipment	(876)	(1,071)	(815)
Net cash (used in) provided by investing activities	(1,779)	55,387	(58,717)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	32,865	18,205	(13,549)
Net change in other borrowed funds	(3,516)	(83,676)	49,692
Cash dividends paid	—	(2,988)	(2,948)
Exercise of stock options, including tax benefit	—	559	1,072
Net cash provided by (used in) financing activities	29,349	(67,900)	34,267
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	40,475	(1,416)	(12,927)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	27,153	28,569	41,496
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 67,628	$ 27,153	$ 28,569
Supplemental Disclosures of Cash Flow Information			
Cash paid during the year for:			
Interest	$ 12,864	$ 17,133	$ 18,938
Income taxes (refunded) paid	(4,152)	2,390	5,812
Noncash investing and financing activities:			
Net change in unrealized gain (loss) on available for sale investment securities	650	(379)	950
Transfer from loans to other real estate owned	11,234	16,579	—
Cash dividends declared	—	750	739
Tax benefit from stock options exercised	—	41	173

The accompanying notes are an integral part of these consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – North Valley Bancorp (the "Company") is a bank holding company registered with and subject to regulation and supervision by the Board of Governors of the Federal Reserve System. North Valley Bancorp was incorporated in 1980 in the State of California for the purpose of acquiring North Valley Bank ("NVB") in a one-bank holding company reorganization. NVB was organized in 1972 as a California state-chartered bank. On October 11, 2000, the Company completed its plan of reorganization with Six Rivers National Bank ("SRNB"), which then became a wholly-owned subsidiary of North Valley Bancorp. This reorganization was completed under the pooling-of-interests method of accounting for business combinations. In January 2002, SRNB converted from a national association to a California state-chartered bank and changed its name to Six Rivers Bank ("SRB"). On January 1, 2004, SRB was merged with and into NVB in a transaction between entities under common control accounted for similar to a pooling of interests. (For purposes herein, "NVB" shall refer to North Valley Bank including the former branches of SRB and "SRB" will refer to the former branches and operations of SRB). From 2001 to 2005, the Company formed North Valley Capital Trust I, North Valley Capital Trust II, North Valley Capital Trust III, and North Valley Capital Statutory Trust IV (collectively, the Trusts) which Trust I, II, and III are Delaware statutory business trusts and Trust IV is a Connecticut statutory business trust formed for the exclusive purpose of issuing and selling Trust Preferred Securities.

Bank Processing, Inc., was dissolved on February 26, 2007. On August 31, 2004, the Company acquired Yolo Community Bank ("YCB") in a transaction accounted for under the purchase method of business combinations. Yolo Community Bank changed its name to NVB Business Bank ("NVB BB") effective February 11, 2005. After the close of business on June 30, 2006, NVB BB was merged into North Valley Bank.

The deposits of NVB are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable legal limits. NVB is participating in the FDIC sponsored Transaction Account Guarantee Program. Under this program, through June 30, 2010, all noninterest-bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules.

The Company's principal business consists of attracting deposits from the general public and using the funds to originate commercial, real estate and installment loans to customers, who are predominately small and middle market businesses and middle income individuals. The Company's primary source of revenues is interest income from its loan and investment securities portfolios. The Company is not dependent on any single customer for more than ten percent of the Company's revenues. NVB operates 25 branches, including two supermarket branches.

General - The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation and Basis of Presentation - The consolidated financial statements include North Valley Bancorp and its wholly owned subsidiary North Valley Bank: NVB has one wholly owned inactive subsidiary, North Valley Trading Company. All material intercompany accounts and transactions have been eliminated in consolidation.

For financial reporting purposes, the Company's investments in the Trusts of $961,000 are accounted for under the equity method and, accordingly, are not consolidated and are included in other assets on the consolidated balance sheet. The subordinated debentures issued and guaranteed by the Company and held by the Trusts are reflected as debt on the Company's consolidated balance sheet.

Disclosures About Segments of an Enterprise – The Company uses the "management approach" for reporting business segment information. The management approach is based on the segments within a company used by the chief operating decision-maker for making operating decisions and assessing performance. Reportable segments are based on such factors as products and services, geography, legal structure or any other manner by which a company's management distinguishes major operating units. Utilizing this approach, management has determined that the Company has only one reportable segment.

Reclassifications – Certain amounts in 2008 and 2007 have been reclassified to conform with the 2009 consolidated financial statement presentation.

Cash and Cash Equivalents - For the purposes of the consolidated statement of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, cash items, settlements in transit, and federal funds sold and repurchase agreements. Generally, federal funds are sold for one-day periods and repurchase agreements are sold for eight to fourteen-day periods. The Company had federal funds sold of $48,250,000 and no repurchase agreements at December 31, 2009. The Company did not have any federal funds sold or repurchase agreements at December 31, 2008. Cash equivalents have remaining terms to maturity of three months or less from the date of acquisition.

Reserve Requirements. The Company is subject to regulation by the Federal Reserve Board. The regulations require the Company to maintain certain cash reserve balances on hand or at the Federal Reserve Bank ("FRB"). At December 31, 2009, the Company had no reserve requirement. At December 31, 2008, the Company had reserves of $612,000.

Investment Securities - The Company accounts for its investment securities as follows:

Trading securities are carried at fair value. Changes in fair value are included in noninterest income. The Company did not have any securities classified as trading at December 31, 2009 and 2008.

Available for sale securities are carried at estimated fair value and represent securities not classified as trading securities nor as held to maturity securities. Unrealized gains and losses resulting from changes in fair value are recorded, net of tax, as a net amount within accumulated other comprehensive loss, which is a separate component of stockholders' equity.

Held to maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Company's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. As of and for the year ended December 31, 2009 and 2008, there were no transfers of securities between categories.

Gains or losses on disposition are recorded in noninterest income based on the net proceeds received and the carrying amount of the securities sold, using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for other-than-temporary impairment on at least a quarterly basis and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value below amortized cost is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term "other than temporary" is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Declines in fair value below cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses for both held-to-maturity and available-for-sale securities. The amount of impairment related to other factors is recognized in other comprehensive income.

Loans and Leases - Loans and leases are reported at the principal amount outstanding, net of unearned income, including net deferred loan fees, and the allowance for loan and lease losses.

Interest on loans is calculated using the simple interest method on the daily balance of the principal amount outstanding.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

Direct financing leases are carried net of unearned income. Income from leases is recognized by a method that approximates a level yield on the outstanding net investment in the lease.

The Company may purchase loans or acquire loans through a business combination for which differences exist between the contractual cash flows and the cash flows expected to be collected due, at least in part, to credit quality. When the Company acquires such loans, the yield that may be accreted (accretable yield) is limited to the excess of the Company's estimate of undiscounted cash flows expected to be collected over the Company's initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected may not be recognized as an adjustment to yield, loss, or a valuation allowance. Subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life. Decreases in cash flows expected to be collected should be recognized as an impairment. The Company may not "carry over" or create a valuation allowance in the initial accounting for loans acquired under these circumstances. At December 31, 2009 and 2008, there were no loans being accounted for under this policy.

Deferred Loan Fees - Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Loan Sales and Servicing - The Company originates and sells residential mortgage loans to Freddie Mac and others. The Company retains the servicing on certain loans that are sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. Upon the sale of these loans, the Company's investment in each loan is allocated between the servicing retained and the loan, based on the relative fair value of each portion. The gain (loss) is recognized at the time of sale based on the difference between the sale proceeds and the allocated carrying value of the related loans sold. The fair value of the contractual servicing is reflected as a servicing asset, which is amortized over the period of estimated net servicing income using a method approximating the interest method. The servicing asset is included in other assets on the consolidated balance sheet, and is evaluated for impairment on a periodic basis.

Allowance for Loan and Lease Losses – The allowance for loan and lease losses is maintained to provide for losses related to impaired loans and leases and other losses that can be reasonably expected to occur in the normal course of business. The allowance for loan and lease losses is established through a provision for loan and lease losses charged to operations. Loans and leases are charged against the allowance for loan and lease losses when management believes that the collectibility of the principal is unlikely or, with respect to consumer installment loans, according to an established delinquency schedule. Management attributes formula reserves to different types of loans using percentages which are based upon perceived risk associated with the portfolio and underlying collateral, historical loss experience, and vulnerability to existing economic conditions, which may affect the collectibility of the loans. Specific reserves are allocated for impaired loans and leases which have experienced a decline in internal grading and when management believes additional loss exposure exists. The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The evaluation of inherent losses with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments. Although the allowance for loan and lease losses is allocated to various portfolio segments, it is general in nature and is available for the loan and lease portfolio in its entirety. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and leases. Actual amounts could differ from those estimates. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The Company considers a loan or lease impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan or lease agreement. The measurement of impaired loans and leases is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans and leases are measured for impairment based on the fair value of the collateral.

Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases. The Company evaluates premises and equipment for financial impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Other Real Estate Owned - Real estate acquired through, or in lieu of, loan foreclosures is expected to be sold and is recorded at its fair value less estimated costs to sell (fair value). The amount, if any, by which the recorded amount of the loan exceeds the fair value less estimated costs to sell are charged to the allowance for loan or lease losses, if necessary. After foreclosure, valuations are periodically performed by management with any subsequent write-downs recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income, are included in noninterest expenses and gains and losses on their disposition are included in other income and noninterest expenses.

FHLB and FRB Stock and Other Securities – The Company purchases restricted stock in the Federal Home Loan Bank of San Francisco (FHLB), the Federal Reserve Bank (FRB) and others as required to participate in various programs offered by these institutions. These investments are carried at cost and may be redeemed at par with certain restrictions.

Core Deposit Intangibles – These assets represent the estimated fair value of the deposit relationships acquired in the acquisition of YCB and is being amortized by the straight-line method. The YCB core deposit intangible was recorded at $1,421,000 in August, 2004 with accumulated amortization of $729,000 at December 31, 2009. It is being amortized at $146,000 per year over an estimated life of ten years with a remaining amortization period of approximately five years. Amortization expense on these intangibles was $146,000, $398,000 and $650,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense over the next four years is expected to be approximately $146,000 in years 2010 through 2013. Management evaluates the recoverability and remaining useful life annually to determine whether events or circumstances warrant a revision to the intangible asset or the remaining period of amortization. There were no revisions resulting from management's assessment in 2009, 2008 or 2007.

Goodwill – Business combinations involving the Company's acquisition of the equity interests or net assets of another enterprise may give rise to goodwill. Goodwill represents the excess of the cost of an acquired entity over the net of the fair values assigned to assets acquired and liabilities assumed in transactions accounted for under the acquisition method of accounting. Goodwill was recorded in the Company's acquisition of YCB. During the fourth quarter of 2009 the Company recorded a goodwill impairment charge of $15,187,000, reducing the balance of goodwill to zero. Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed in transactions accounted for under the acquisition method of accounting. The Company records impairment losses as charges to noninterest expense and adjustments to the carrying value of goodwill. Goodwill is tested at a reporting unit level annually and the Company has engaged the assistance of an independent consulting firm since the end of 2008. The comparison of the fair value of the reporting unit to its carrying value and the recent decline in the Company's stock price and market capitalization indicated that potential impairment existed. As a result of this analysis, the Company determined that impairment had occurred and recorded an impairment charge of $15,187,000, the entire amount of its goodwill.

Defined Benefit Pension and Other Post Retirement Plans – Since December 31, 2006, the Company has recognized the funded status of its defined benefit plan in the accompanying consolidated balance sheet with gains or losses and prior service costs or credits that arise during the period that are not recognized as net period benefit expenses recorded in other comprehensive income. The Company was required to recognize the underfunded status of its supplemental retirement plan as a liability in the consolidated balance sheet as of December 31, 2006 and recognizes subsequent changes in that unfunded status through other comprehensive income. For the years ended December 31, 2009, 2008 and 2007, the amount recognized through other comprehensive income was $18,000, $37,000 and $4,000, respectively.

Income Taxes – The Company files its income taxes on a consolidated basis with its subsidiaries. The allocation of income tax expense (benefit) represents each entity's proportionate share of the consolidated provision for income taxes.

The Company applies the asset and liability method to account for income taxes. Deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and the tax basis of assets and liabilities. The effect on deferred taxes of changes in tax laws and rates is recognized in income in the period that includes the enactment date. On the consolidated balance sheet, net deferred tax assets are included in other assets.

The Company uses a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest expense associated with unrecognized tax benefits is classified as interest expense in the consolidated statement of income. Penalties associated with unrecognized tax benefits are classified as other expense in the consolidated statement of income.

(Loss) Earnings per Share - Basic (loss) earnings per share (EPS), which excludes dilution, is computed by dividing income or loss available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options, result in the issuance of common stock which shares in the earnings of the Company. The treasury stock method has been applied to determine the dilutive effect of stock options in computing diluted EPS. Earnings per share is retroactively adjusted for stock dividends and stock splits for all periods presented.

Stock-Based Compensation - At December 31, 2009, the Company had three shareholder approved stock-based compensation plans: the 1998 Employee Stock Incentive Plan, the 1999 Director Stock Option Plan and the 2008 Stock Incentive Plan. The plans do not provide for the settlement of awards in cash and new shares are issued upon exercise of the options. The North Valley Bancorp 1998 Employee Stock Incentive Plan provides for awards in the form of options (which may constitute incentive stock options ("ISOs") or non-statutory stock options ("NSOs") to key employees) and also provides for the award of shares of Common Stock to outside directors. Pursuant to the 1998 Employee Stock Incentive Plan there were outstanding options to purchase 409,040 shares of Common Stock at December 31, 2009. As provided in the 1998 Employee Stock Incentive Plan, the authorization to award incentive stock options terminated on February 19, 2008. As of December 31, 2009, there were options outstanding under the 1999 Director Stock Option Plan for the purchase of 90,000 shares of Common Stock. As provided in the 1999 Director Stock Option Plan, the authorization to award stock options terminated on April 1, 2009. As of December 31, 2009, there were options outstanding under the 2008 Stock Incentive Plan for the purchase of 269,925 shares of Common Stock. A total of 279,991 shares of Common Stock were available for the grant of additional options under the 2008 Stock Incentive Plan at December 31, 2009. Options for a total of 1,048,956 shares were authorized under all three plans at December 31, 2009.

The North Valley Bancorp 2008 Stock Incentive Plan was adopted by the Company's Board of Directors on February 27, 2008, effective that date, and was approved by the Company's shareholders at the annual meeting, May 22, 2008. The terms of the 2008 Stock Incentive Plan are substantially the same as the North Valley Bancorp 1998 Employee Stock Incentive Plan. The 2008 Stock Incentive Plan provides for the grant to key employees of stock options, which may consist of NSOs and ISOs. The 2008 Stock Incentive Plan also provides for the grant to outside directors, and to consultants and advisers to the Company, of stock options, all of which must be NSOs. The shares of Common Stock authorized to be granted as options under the 2008 Stock Incentive Plan consist of 549,916 shares of the Company's Common Stock of which 269,925 shares were outstanding and 279,991 shares remained available for grant at December 31, 2009. Effective January 1, 2009, and on each January 1 thereafter for the remaining term of the 2008 Stock Incentive Plan, the aggregate number of shares of Common Stock which are reserved for issuance pursuant to options granted under the terms of the 2008 Stock Incentive Plan shall be increased by a number of shares of Common Stock equal to 2% of the total number of the shares of Common Stock of the Company outstanding at the end of the most recently concluded calendar year. Any shares of Common Stock that have been reserved but not issued as options during any calendar year shall remain available for grant during any subsequent calendar year. Each outside director of the Company shall also be eligible to receive a stock award of 900 shares of Common Stock as part of his or her annual retainer paid by the Company for his or her services as a director. Each stock award shall be fully vested when granted to the outside director. On July 29, 2009, the Board of Directors elected to forego their 900 share retainer grant for 2009. The number of shares of Common Stock available as stock awards to outside directors shall equal the number of shares of Common Stock to be awarded to such outside directors. Outstanding options under the plans are exercisable until their expiration.

Cash flows resulting from the tax benefits from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) is to be classified as a cash flow from financing activities in the statement of cash flows.

Determining Fair Value

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton based option valuation model that uses the assumptions discussed below. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term – The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on the Company's historical option activity.

Expected Volatility - The Company uses the trading history of the common stock of the Company in determining an estimated volatility factor when using the Black-Scholes-Merton option-pricing formula to determine the fair value of options granted.

Expected Dividend – The Company estimates the expected dividend based on its historical experience of dividends declared per year, giving consideration to any anticipated changes and the estimated stock price over the expected term based on historical experience when using the Black-Scholes-Merton option-pricing formula.

Risk-Free Interest Rate - The Company bases the risk-free interest rate used in the Black-Scholes-Merton option-pricing formula on the implied yield currently available on U.S. Treasury zero-coupon issues with the same or substantially equivalent remaining term as the expected term of the options.

Estimated Forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

The fair value of each option is estimated on the date of grant with the following assumptions:

	2009	2008	2007
Average dividend yield	0.00%	3.64%	2.25%
Expected volatility	37.78%	27.94%	23.51%
Average risk-free interest rate	2.36%	3.54%	4.85%
Expected option life	6.84 years	6.56 years	6.25 years
Weighted average grant date fair value	$ 1.52	$ 2.76	$ 5.26

Comprehensive (Loss) Income – Comprehensive (loss) income includes net (loss) income and other comprehensive income or loss, which represents the change in its net assets during the period from nonowner sources. The components of other comprehensive income or loss for the Company include the unrealized gain or loss on available-for-sale securities and adjustments to the minimum pension liability and are presented net of tax. Comprehensive (loss) income is reported on the consolidated statement of changes in stockholders' equity.

Adoption of New Financial Accounting Standards

FASB Accounting Standards Codification™ (ASC or Codification)

In June 2009, the Financial Accounting Standards Board (FASB) issued new accounting standards ASC 105-10 (previously SFAS No. 168), The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles. With the issuance of ASC 105-10, the FASB Accounting Standards Codification ("the Codification" or "ASC") becomes the single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities. Additionally rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This change is effective for financial statements issued for interim or annual periods ended after September 15, 2009. Accordingly, all specific references to generally accepted accounting principles (GAAP) refer to the Codification and not to the pre-Codification literature.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued ASC 810-10-65-1, (previously SFAS No. 160), Noncontrolling Interests in Consolidated Financial Statements. This standard requires that a noncontrolling interest in a subsidiary be reported separately within equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated financial statements. It also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. This standard was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company adopted the provisions of this standard on January 1, 2009 with no impact on the financial condition or results of operations.

FASB Clarifies Other-Than-Temporary Impairment

In April 2009, the FASB issued ASC No. 320-10-35 (previously FSP 115-2 and 124-2 and EITF 99-20-2), Recognition and Presentation of Other-Than-Temporary-Impairment. This standard (i) changes previously existing guidance for determining whether an impairment to debt securities is other than temporary and (ii) replaces the previously existing requirement that the entity's management assert it has both the intent and ability to hold an impaired security until recovery with a requirement that management assert: (a) it does not have the intent to sell the security; and (b) it is more likely than not it will not have to sell the security before recovery of its cost basis. Under this standard, declines in fair value below cost that are deemed to be other than temporary are reflected in earnings as realized losses to the extent the impairment is related to credit losses for both held-to-maturity and available-for-sale securities. The amount of impairment related to other factors is recognized in other comprehensive income. These changes were effective for interim and annual periods ended after June 15, 2009. The Company adopted the provisions of this standard on April 1, 2009 and they did not have a material impact on the financial condition or results of operations.

FASB Clarifies Application of Fair Value Accounting

In April 2009, the FASB issued ASC 820-10 (previously FSP FAS 157-4), Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This standard affirms the objective of fair value when a market is not active, clarifies and includes additional factors for determining whether there has been a significant decrease in market activity, eliminates the presumption that all transactions are distressed unless proven otherwise, and requires an entity to disclose a change in valuation technique. This standard was effective for interim and annual periods ended after June 15, 2009. The Company adopted the provisions of this standard on April 1, 2009 and they did not have a material impact on the financial condition or results of operations.

Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (ASC Topic 820) — Measuring Liabilities at Fair Value. This update provides amendments for the fair value measurement of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This update was effective for the first reporting period (including interim periods) beginning after August 2009. The Company adopted the provisions of this update on October 1, 2009 and they did not have a material impact on the financial condition or results of operations.

Business Combinations

In December 2007, the FASB issued ASC Topic 805 (previously SFAS 141(R)), Business Combinations. This standard broadens the guidance for business combinations and extends its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. The acquirer is no longer permitted to recognize a separate valuation allowance as of the acquisition date for loans and other assets acquired in a business combination. It also requires acquisition-related costs and restructuring costs that the acquirer expected but was not obligated to incur to be expensed separately from the business combination. It also expands on required disclosures to improve the ability of the users of the financial statements to evaluate the nature and financial effects of business combinations. This standard was effective for the first annual reporting period beginning on or after December 15, 2008.

Subsequent Events

In February 2010, the FASB issued ASU 2010-2009 which amends ASC 855-10 (formerly SFAS No. 165), *Subsequent Events* , which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The ASU addresses certain implementation issues related to an entity's requirement to perform and disclose subsequent-events procedures. The ASU requires SEC filers to evaluate subsequent events through the date the financial statements are issued and exempts SEC filers from disclosing the date through which subsequent events have been evaluated.

Impact of New Financial Accounting Standards

Accounting for Transfers of Financial Assets

In June 2009, the FASB issued ASC Topic 860 (previously SFAS No. 166), Accounting for Transfers of Financial Assets, an amendment of SFAS No. 140. This standard amends the derecognition accounting and disclosure guidance included in previously issued standards. This standard eliminates the exemption from consolidation for qualifying special-purpose entities (SPEs) and also requires a transferor to evaluate all existing qualifying SPEs to determine whether they must be consolidated in accordance with ASC Topic 810. This standard also provides more stringent requirements for derecognition of a portion of a financial asset and establishes new conditions for reporting the transfer of a portion of a financial asset as a sale. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Management is assessing the impact this standard may have on the Company ' s financial condition and results of operations.

Transfers and Servicing

In December 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-16, Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets, which updates the derecognition guidance in ASC Topic 860 for previously issued SFAS No. 166. This update reflects the Board's response to issues entities have encountered when applying ASC 860, including: (1) requires that all arrangements made in connection with a transfer of financial assets be considered in the derecognition analysis, (2) clarifies when a transferred asset is considered legally isolated from the transferor, (3) modifies the requirements related to a transferee's ability to freely pledge or exchange transferred financial assets, and (4) provides guidance on when a portion of a financial asset can be derecognized. This update is effective for financial asset transfers occurring after the beginning of an entity's first fiscal year that begins after November 15, 2009. Early adoption is prohibited. Management does not expect the adoption of this standard will have a material impact on the Company ' s financial position or results of operations.

Improvements to Financial Reporting of Interests in Variable Interest Entities

In June 2009, the FASB issued ASC Topic 810 (previously SFAS No. 167), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This standard amends the consolidation guidance applicable to variable interest entities. The amendments to the consolidation guidance affect all entities currently within the scope of ASC Topic 810, as well as qualifying special-purpose entities that are currently excluded from the scope of ASC Topic 810. This standard is effective as of the beginning of the first annual reporting period that begins after November 15, 2009. Management does not expect the adoption of this standard will have a material impact on the Company ' s financial position or results of operations.

2. INVESTMENT SECURITIES

At December 31, the amortized cost of investment securities and their estimated fair value were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2009				
Available-for-Sale:				
Obligations of U.S. government agencies	$ 11,507	$ 59	$ (95)	$ 11,471
Obligations of state and political subdivisions	15,633	520	(164)	15,989
Mortgage-backed securities	111,182	961	(366)	111,777
Corporate debt securities	6,000	—	(1,902)	4,098
Equity securities	3,000	—	—	3,000
	$ 147,322	$ 1,540	$ (2,527)	$ 146,335
Held-to-Maturity:				
Mortgage-backed securities	$ 9	$ —	$ —	$ 9
December 31, 2008				
Available-for-Sale:				
Obligations of U.S. government agencies	$ 1,500	$ 93	$ —	$ 1,593
Obligations of state and political subdivisions	16,037	356	(217)	16,176
Mortgage-backed securities	51,894	541	(490)	51,945
Corporate debt securities	6,002	—	(2,371)	3,631
Equity securities	3,000	—	—	3,000
	$ 78,433	$ 990	$ (3,078)	$ 76,345
Held-to-Maturity:				
Mortgage-backed securities	$ 21	$ —	$ (1)	$ 20

Net unrealized losses on available for sale securities totaling $987,000 and $2,088,000 were recorded, net of $405,000 and $856,000 in tax benefits, as accumulated other comprehensive loss within stockholders' equity at December 31, 2009 and 2008, respectively.

Proceeds on sales, calls or maturities of securities categorized as available for sale were $48,941,000, $23,993,000 and $29,035,000 in 2009, 2008 and 2007, respectively. Gross realized gains on sales or calls of securities categorized as available for sale securities were $655,000, $8,000 and $3,000 in 2009, 2008 and 2007, respectively. Gross realized losses on sales, impairment or calls of securities categorized as available for sale securities were $3,394,000 and $1,755,000 in 2008 and 2007, respectively. There were no gross realized losses on sale, impairment or calls of securities categorized as available for sale securities in 2009.

During 2008, the Company recognized impairment on its Federal National Mortgage Association ("FNMA") Preferred Stock of $3,284,000. The Company purchased 100,000 shares of this security in June 2003 at par, $50.00 per share, and in 2007 recognized an impairment charge of $1,716,000 to reflect the December 31, 2007 market value of $32.84 per share. Due to the United States Treasury and the Federal Housing Finance Agency (FHFA) decision to place FNMA under conservatorship on September 7, 2008, the Company concluded that these securities were further impaired and were written down by $3,284,000 to zero at September 30, 2008.

There were no sales or gross realized gains or losses on calls of held to maturity securities in 2009, 2008 and 2007. There were no transfers between available for sale and held to maturity investment securities in 2009, 2008 and 2007.

The following tables show gross unrealized losses and the estimated fair value of available for sale investment securities, aggregated by investment category, for investment securities that are in an unrealized loss position at December 31, 2009 and 2008 (in thousands). Unrealized losses for held to maturity investment securities during the same period were not significant.

December 31, 2009

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Description of Securities						
Obligations of U.S. government agencies	$ 9,913	$ (95)	$ —	$ —	$ 9,913	$ (95)
Obligations of states and political subdivisions	351	(15)	844	(149)	1,195	(164)
Mortgage-backed securities	43,958	(363)	45	(3)	44,003	(366)
Corporate debt securities	—	—	4,098	(1,902)	4,098	(1,902)
Total temporarily impaired securities	$ 54,222	$ (473)	$ 4,987	$ (2,054)	$ 59,209	$ (2,527)

December 31, 2008

	Less than 12 Months		12 Months or Longer		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Description of Securities						
Obligations of states and political subdivisions	$ 2,710	$ (217)	$ —	$ —	$ 2,710	$ (217)
Mortgage-backed securities	9,954	(52)	15,827	(438)	25,781	(490)
Corporate debt securities	—	—	3,631	(2,371)	3,631	(2,371)
Total temporarily impaired securities	$ 12,664	$ (269)	$ 19,458	$ (2,809)	$ 32,122	$ (3,078)

Obligations of U.S. Government Agencies

Management believes that the unrealized losses on the Company's investment in obligations of U.S. government agencies is caused by interest rate changes, and is not attributable to changes in credit quality. The Company's investments in obligations of U.S. Government Agencies include three securities which were in a loss position for less than twelve months, none of which are individually significant. The Company has the ability and intent to hold these investments until at least a recovery of fair value or to maturity or call and expects to collect all amounts due. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

Obligations of States and Political Subdivisions

Management believes that the unrealized losses on the Company's investment in obligations of states and political subdivisions is caused by interest rate changes, and is not attributable to changes in credit quality. The Company's investments in obligations of states and political subdivisions include two securities which were in a loss position for twelve months or more and one in a loss position for less than twelve months, none of which are individually significant. The Company has the ability and intent to hold these investments until at least a recovery of fair value or to maturity or call and expects to collect all amounts due. The Company does not consider these securities to be other-than-temporarily impaired at December 31, 2009.

Government Guaranteed Mortgage Backed Securities

Management believes that the unrealized losses on the Company's investment in government guaranteed mortgage-backed securities is caused by interest rate change and is not attributable to changes in credit quality. These investments include two securities which were in a loss position for twelve months or more and nine in a loss position for less than twelve months, none of which are individually significant. Additionally, the contractual cash flows of these investments are guaranteed by an agency of the U.S. government and thus it is expected that the securities would not be settled at any price less than the amortized cost of the Company's investment. The Company has the ability and intent to hold those investments until at least a recovery of fair value or until maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Corporate Debt Securities

As of December 31, 2009, there were two corporate debt securities in a loss position for twelve months or more. Management believes that the unrealized losses on the Company's investment in these corporate debt securities is caused by interest rate increases and illiquidity in the trust preferred securities market and is not attributable to changes in credit quality. The Company has the ability and intent to hold those investments until at least a recovery of fair value or until maturity. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Maturities

The Company invests in collateralized mortgage obligations ("CMOs") issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and Government National Mortgage Association. Actual maturities of CMOs and other securities may differ from contractual maturities because borrowers have the right to prepay mortgages without penalty or call obligations with or without call penalties. The Company uses the "Wall Street" consensus average life at the time the security is purchased to schedule maturities of these CMOs and adjusts scheduled maturities periodically based upon changes in the Wall Street estimates.

Contractual maturities of held to maturity and available for sale securities (other than equity securities with an amortized cost and fair value of approximately $3,000,000 and a fair value of approximately $3,000,000) at December 31, 2009, are shown below (in thousands).

	Held to Maturity		Available for Sale	
	Amortized Cost (Carrying Amount)	Estimated Fair Value	Amortized Costs	Estimated Fair Value (Carrying Amount)
Due in 1 year or less	$ —	$ —	$ 7,300	$ 7,357
Due after 1 year through 5 years	—	—	79,868	80,946
Due after 5 years through 10 years	9	9	42,483	42,434
Due after 10 years	—	—	14,671	12,598
	$ 9	$ 9	$ 144,322	$ 143,335

At December 31, 2009 and 2008, securities having fair value amounts of approximately $134,594,000 and $65,118,000, respectively, were pledged to secure public deposits, short-term borrowings, treasury tax and loan balances and for other purposes required by law or contract.

3. LOANS AND LEASES

The Company originates loans for business, consumer and real estate activities and leases for equipment purchases. Such loans and leases are concentrated in Yolo, Solano, Placer, Sonoma, Shasta, Humboldt, Mendocino, Trinity and Del Norte Counties and neighboring communities. Substantially all loans are collateralized. Generally, real estate loans are secured by real property. Commercial and other loans are secured by bank deposits, real estate or business or personal assets. Leases are generally secured by equipment. The Company's policy for requiring collateral reflects the Company's analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans and leases are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower.

Major classifications of loans and leases at December 31 were as follows (in thousands):

	2009	2008
Commercial	$ 66,513	$ 92,029
Real estate - commercial	313,917	327,098
Real estate - construction	92,111	136,755
Real estate - mortgage	59,816	62,155
Installment	22,289	29,945
Direct financing leases	813	1,035
Other	47,665	45,424
	603,124	694,441
Deferred loan fees, net	(707)	(1,019)
Allowance for loan and lease losses	(18,539)	(11,327)
	$ 583,878	$ 682,095

At December 31, 2009 and 2008, the Company serviced real estate loans and loans guaranteed by the Small Business Administration which it had sold to the secondary market of approximately $115,650,000 and $88,957,000, respectively.

Salaries and employee benefits totaling $605,000, $838,000 and $793,000 have been deferred as loan origination costs for the years ended December 31, 2009, 2008 and 2007, respectively.

Certain real estate loans receivable are pledged as collateral for available borrowings with the FHLB, FRB, and certain correspondent banks. Pledged loans totaled $192,603,000 and $215,077,000 at December 31, 2009 and 2008, respectively (see note 8).

The components of the Company's direct financing leases at December 31 are summarized below (in thousands):

	2009	2008
Future minimum lease payments	$ 831	$ 1,059
Unearned income	(18)	(24)
	$ 813	$ 1,035

Future minimum lease payments are as follows (in thousands):

2010	$ 167
2011	172
2012	177
2013	183
2014	119
Thereafter	13
Total	$ 831

Changes in the allowance for loan and lease losses for the years ended December 31 were as follows (in thousands):

	2009	2008	2007
Balance, beginning of year	$ 11,327	$ 10,755	$ 8,831
Provision	26,500	12,100	2,050
Loans charged-off	(20,744)	(11,805)	(255)
Recoveries on loans previously charged-off	1,456	277	129
Balance, end of year	$ 18,539	$ 11,327	$ 10,755

4. IMPAIRED AND NONPERFORMING LOANS AND LEASES

At December 31, 2009 and 2008, the recorded investment in impaired loans and leases was approximately $46,598,000 and $18,936,000, respectively. The Company had $3,043,000 of specific allowance for loan losses on impaired loans of $10,015,000 at December 31, 2009 as compared to $1,755,000 of specific allowance for loan losses on impaired loans of $5,081,000 at December 31, 2008. For the years ended December 31, 2009, 2008 and 2007, the average recorded investment in impaired loans and leases was approximately $41,323,000, $21,864,000 and $1,572,000. During the portion of the year that the loans and leases were impaired, the Company recognized interest income of approximately $130,000, $25,000 and $38,000 for cash payments received in 2009, 2008 and 2007, respectively.

Nonperforming loans and leases include all such loans and leases that are either on nonaccrual status or are 90 days past due as to principal or interest but still accrue interest because such loans are well-secured and in the process of collection. Nonperforming loans and leases at December 31 are summarized as follows (in thousands):

	2009	2008
Nonaccrual loans and leases	$ 46,598	$ 18,936
Loans and leases 90 days past due but still accruing interest	—	—
Total nonperforming loans and leases	$ 46,598	$ 18,936

Interest income forgone on nonaccrual loans or leases approximated $2,143,000 in 2009, $2,305,000 in 2008 and $49,000 in 2007.

At December 31, 2009, there were no commitments to lend additional funds to borrowers whose loans or leases were on nonaccrual status.

5. PREMISES AND EQUIPMENT

Major classifications of premises and equipment at December 31 are summarized as follows (in thousands):

	2009	2008
Land	$ 2,309	$ 2,309
Buildings and improvements	8,297	8,268
Furniture, fixtures and equipment	19,837	19,749
Leasehold improvements	3,644	3,654
Construction in progress	30	27
	34,117	34,007
Accumulated depreciation and amortization	(23,798)	(22,589)
Total premises and equipment	$ 10,319	$ 11,418

Depreciation and amortization included in occupancy and equipment expense totaled $1,950,000, $2,084,000 and $2,184,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

6. OTHER ASSETS

Major classifications of other assets at December 31 were as follows (in thousands):

	2009	2008
Deferred taxes	$ 11,921	$ 8,456
Federal and state tax receivable	6,038	4,057
Prepaid expenses	1,470	1,009
Mortgage servicing asset	712	542
Other	1,415	1,843
Total other assets	$ 21,556	$ 15,907

Originated mortgage servicing assets totaling $544,000, $63,000 and $30,000 were recognized during the years ended December 31, 2009, 2008 and 2007, respectively. Amortization of mortgage servicing assets totaled $374,000, $198,000 and $187,000 for the years ended December 31, 2009, 2008 and 2007, respectively. There were no impairment charges to mortgage servicing assets during the years ended December 31, 2009, 2008 and 2007.

7. DEPOSITS

The aggregate amount of time certificates of deposit in denominations of $100,000 or more was $126,094,000 and $121,131,000 at December 31, 2009 and 2008, respectively. Interest expense incurred on such time certificates of deposit was $3,886,000, $4,526,000 and $4,386,000 for the years ended December 31, 2009, 2008 and 2007. At December 31, 2009, the scheduled maturities of all time deposits were as follows (in thousands):

Years	Amount
2010	263,658
2011	13,230
2012	6,452
2013	1,863
2014	187
	$ 285,390

8. LINES OF CREDIT

At December 31, 2009, the Company had the following lines of credit with correspondent banks to purchase federal funds (in thousands):

Description		Amount	Expiration
Secured:			
Secured fed funds	$	10,000	6/30/2010
First deeds of trust on eligible 1-4 unit residential loans	$	99,358	Monthly
Securities Backed Credit Program	$	72,263	Monthly
Loans and Discount -Securities	$	14,196	Monthly

9. BORROWING ARRANGEMENTS

Other borrowed funds include FHLB advances and Federal funds purchased. The following table summarizes these borrowings at December 31 (in thousands):

		2008
FHLB advances	$	2,546
Federal funds		970
Total borrowed funds	$	3,516

The Company did not have outstanding balances for FHLB advances or Federal Funds purchased at December 31, 2009.

10. SUBORDINATED DEBENTURES

The Company owns the common stock of four business trusts that have issued an aggregate of $31.0 million in trust preferred securities fully and unconditionally guaranteed by the Company. The entire proceeds of each respective issuance of trust preferred securities were invested by the separate business trusts into junior subordinated debentures issued by the Company, with identical maturity, repricing and payment terms as the respective issuance of trust preferred securities. The aggregate amount of junior subordinated debentures issued by the Company is $32.0 million, with the maturity dates for the respective debentures ranging from 2031 through 2036. On November 9, 2009, the Company elected to defer the payment of interest on the Company's 10.25% Junior Subordinated Deferrable Interest Debentures Due 2031 (the "2031 Debentures") issued to North Valley Capital Trust I in 2001; the Company's Floating Rate Junior Subordinated Debt Securities Due 2033 (the "2033 Debentures") issued to North Valley Capital Trust II in 2003; the Company's Floating Rate Junior Subordinated Debt Securities Due 2034 (the "2034 Debentures") issued to North Valley Capital Trust III in 2004; and the Company's Junior Subordinated Debt Securities Due 2036 (the "2036 Debentures") issued to North Valley Capital Statutory Trust IV in 2005. The 2031, 2033, 2034 and 2036 Debentures are administered under the terms and conditions of four separate Indentures and the Company gave notice of deferral to each Indenture Trustee on November 12, 2009.

The Indentures provide generally that the payment of interest is deferrable, at the option of the Company, for up to 20 consecutive quarters (or 10 consecutive semi-annual periods). Nonpayment of interest for more than 20 consecutive quarters (or 10 semi-annual periods) is an event of default pursuant to which the payment of principal and interest may be accelerated by the Indenture Trustee.

The current deferral of interest, which is applicable for the next interest payment date, is the first time that the Company has deferred payment of interest on the Debentures. The obligation to pay interest on the Debentures is cumulative and will continue to accrue, currently at a fixed rate of 10.25% on the 2031 Debentures, variable rate of 3.53% on the 2033 Debentures, variable rate of 3.08% on the 2034 Debentures and a fixed rate (until March 2011) of 6.16% on the 2036 Debentures. Interest is generally set at variable rates based on the three-month LIBOR, reset and payable quarterly, plus 3.25% for the 2033 Debentures, plus 2.80% for the 2034 Debentures and plus 1.33% for the 2036 Debentures. At December 31, 2009, the Company had recorded accrued and unpaid interest payments of $714,000.

The trust preferred securities issued by the trusts are currently included in Tier 1 capital in the amount of $17,786,000 and in Tier 2 capital in the amount of $13,214,000 for purposes of determining Leverage, Tier 1 and Total Risk-Based capital ratios.

The following table summarizes the terms of each subordinated debenture issuance (dollars in thousands):

Series	Date Issued	Maturity	Fixed or Variable Rate	Current Rate	Rate Index	Redemption Date	Amount at December 31, 2009	Amount at December 31, 2008
North Valley Capital Trust I	7/16/01	7/25/31	Fixed	10.25%	N/A	7/25/11	$ 10,310	$ 10,310
North Valley Capital Trust II	4/10/03	4/24/33	Variable	3.53%	LIBOR + 3.25%	4/24/08	6,186	6,186
North Valley Capital Trust III	5/5/04	4/24/34	Variable	3.08%	LIBOR + 2.80%	7/23/09	5,155	5,155
North Valley Capital Statutory Trust IV	12/29/05	3/15/36	Variable	6.16%	LIBOR + 1.33%	3/15/11	10,310	10,310
							$ 31,961	$ 31,961

Deferred costs related to the Subordinated Debentures, which are included in other assets in the accompanying consolidated balance sheet, totaled $133,000 and $205,000 at December 31, 2009 and 2008, respectively. Amortization of the deferred costs was $73,000, $90,000 and $95,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

11. INCOME TAXES

The (benefit) provision for income taxes for the years ended December 31, was as follows (in thousands):

	2009	2008	2007
Current tax (benefit) provision:			
Federal	$ (5,275)	$ (1,665)	$ 4,042
State	(190)	(236)	949
Total	(5,465)	(1,901)	4,991
Deferred tax benefit:			
Federal	(997)	(605)	(1,398)
State	(2,932)	(1,169)	(518)
Total	(3,929)	(1,774)	(1,916)
Total (benefit) provision for income taxes	$ (9,394)	$ (3,675)	$ 3,075

Deferred tax (benefit) expense for 2009, 2008, and 2007 was $9,394,000, $3,675,000, and $3,075,000, respectively. The primary component of the tax (benefit) expense is attributable to timing differences in the allowance for loan and credit losses. During 2009, the Company recorded a goodwill impairment of $15,187,000, none of which is deductible for income tax purposes. The Company did not record goodwill impairment in prior periods. At December 31, 2009, the Bank had Federal and State net operating loss carryforwards (NOLs) for tax purposes of approximately $17,200,000 and $13,300,000. The 2009 Federal NOL is expected to be carried back to tax years 2004 through 2007 resulting in a refund receivable of approximately $4.5 million. California does not conform to the Federal carryback provisions as of December 31, 2009. Furthermore, California suspended the ability to utilize the NOLs for 2008 and 2009 tax years. The Company is expecting to begin utilizing the California net operating loss in 2010. The 2008 and 2009 California NOLs will expire in 2029 if not fully utilized.

A deferred tax asset or liability is recognized for the tax consequences of temporary differences in the recognition of revenue and expense, and unrealized gains and losses, for financial and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company conducted an analysis to assess the need for a valuation allowance at December 31, 2009. As part of this assessment, all available evidence, including both positive and negative, was considered to determine whether based on the weight of such evidence, a valuation allowance on the Company's deferred tax assets was needed. In accordance with ASC Topic 740-10, Income Taxes (ASC 740), a valuation allowance is deemed to be needed when, based on the weight of the available evidence, it is more likely than not (a likelihood of more than 50%) that some portion or all of a deferred tax asset will not be realized. The future realization of the deferred tax asset depends on the existence of sufficient taxable income within the carryback and carryforward periods.

As part of its analysis, the Company considered the following positive evidence:

- The Company's 2009 net loss was largely attributable to a non-recurring goodwill impairment charge, and losses on its Real Estate Construction portfolio that represented approximately 41% of the provision for loan losses. This portfolio has significantly decreased during the current year and the Company is not growing the portfolio.
- The Company has a long history of earnings profitability.
- The Company is projecting future taxable income sufficient to utilize all net operating loss carryforwards prior to expiration.
- The size of loan credits in the Company's pipeline of potential problem loans has significantly decreased.
- Certain tax planning strategies are available to the Company that, if implemented, would generate additional taxable income.
- The Federal Reserve has indicated that the economy has exited the recession.

As part of its analysis, the Company considered the following negative evidence:

- The Company recorded a large net loss in 2009 and a cumulative loss for the three year period ended 2009.
- The Company did not meet its financial goals in 2009.
- The Company may not meet its projections concerning future taxable income.

The Company expects its financial performance to improve in 2010. In addition, the Company does not expect losses from its Real Estate Construction portfolio in 2010 to be as significant as the losses in 2009. The Company has significantly reduced the Real Estate Construction portfolio and has worked through many of the impaired credits. At December 31, 2009, the Company believes that it is not more likely than not that it will not be able to realize its deferred tax assets and has not recorded a valuation allowance. Should the timing of deductibility of expenses or expectations for future earnings change, the Company could conclude that a valuation allowance is necessary. If this were to occur, tax expense would be increased in the period that a valuation allowance is established.

The effective federal tax rate for the years ended December 31, differs from the statutory tax rate as follows:

	2009	**2008**	**2007**
Federal statutory income tax rate	(35.0%)	(35.0%)	35.0%
State income taxes net of Federal income tax benefit	(5.8%)	(16.7%)	2.9%
Tax exempt income	(1.8%)	(13.1%)	(7.9%)
Change in estimate of Federal effective tax rate	0.0%	0.0%	0.0%
Reduction in FIN 48 reserve	0.0%	(4.3%)	0.0%
Impairment of Goodwill	15.1%	0.0%	0.0%
Other	0.8%	1.9%	2.0%
Effective (benefit) tax rate	(26.7%)	(67.2%)	32.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax asset at December 31 are as follows (in thousands):

	2009	2008
Deferred tax assets:		
Allowance for loan and lease losses	$ 8,498	$ 5,192
Accrued pension obligation	2,288	2,137
Underfunded pension obligation	330	342
Deferred compensation	982	1,404
Deferred loan fees and costs	124	—
Discount on acquired loans	88	123
Unrealized loss on available for sale securities	405	856
Stock based compensation	96	79
Core deposit intangibles	38	96
Tax Credits	1,003	412
Net Operating Loss	1,861	397
Capital Loss	648	341
Other	614	1,230
Total deferred tax assets	$ 16,975	$ 12,609
Deferred tax liabilities:		
Tax depreciation in excess of book depreciation	1,454	978
FHLB stock dividend	410	410
Originated mortgage servicing rights	326	249
Market to market adjustment	452	1,138
California franchise tax	1,958	933
Deferred loan fees and costs	—	175
Other	454	270
Total deferred tax liabilities	$ 5,054	$ 4,153
Net deferred tax asset	$ 11,921	$ 8,456

The Company and its subsidiaries file income tax returns in the United States and California jurisdictions. There are currently no pending federal or local income tax examinations by tax authorities. With few exceptions, the Company is no longer subject to examination by federal taxing authorities for the years ended before December 31, 2005 and by state and local taxing authorities for years before December 31, 2004. The Company's primary market areas are designated as "Enterprise Zones" and the Company receives tax credits for hiring individuals in these markets and receives an interest deduction for loans made in designated enterprise zones. The tax credits and interest deductions are significant to the Company in reducing its effective tax rate. These positions could be challenged by the California Franchise Tax Board, and an unfavorable adjustment could occur. The California Franchise Tax Board is currently conducting examinations of the State of California returns for 2003 and 2004.

The Company determined its unrecognized tax benefit to be $480,000 at December 31, 2009. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2009	$ 465
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	15
Reductions for tax positions of prior years	—
Settlements	—
Balance at December 31, 2009	$ 480

During the year ended December 31, 2009, the Company was not assessed any interest and penalties. The Company had approximately $34,000 and $20,000 for the payment of interest and penalties accrued at December 31, 2009 and 2008, respectively.

12. RETIREMENT AND DEFERRED COMPENSATION PLANS

Substantially all employees with at least one year of service participate in a Company-sponsored employee stock ownership plan (ESOP). The Company made discretionary contributions to the ESOP of $40,000, $150,000 and $195,000 for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009 and 2008, the ESOP owned approximately 196,000 and 181,000, respectively, shares of the Company's common stock.

The Company maintains a 401(k) plan covering employees who have completed 1,000 hours of service during a 12-month period and are age 21 or older. Voluntary employee contributions are partially matched by the Company. The Company made contributions to the plan for the years ended December 31, 2009, 2008 and 2007 of $95,000, $267,000 and $310,000, respectively. On September 30, 2009, the Company elected to suspend the Company match to the employee 401(k) plan.

The Company has a nonqualified executive deferred compensation plan for key executives and directors. Under this plan, participants voluntarily elect to defer a portion of their salary, bonus or fees and the Company is required to credit these deferrals with interest. The Company's deferred compensation obligation of $2,142,000 and $3,064,000 as of December 31, 2009 and 2008, respectively, is included in accrued interest payable and other liabilities. The interest cost for this plan was $190,000, $278,000 and $273,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company has a supplemental retirement plan for key executives, certain retired key executives and directors. These plans are nonqualified defined benefit plans and are unsecured and unfunded. The Company has purchased insurance on the lives of the participants and holds policies with cash surrender values of $32,745,000 and $31,612,000 at December 31, 2009 and 2008, respectively. The related accrued pension obligation of $5,795,000 and $5,264,000 as of December 31, 2009 and 2008, respectively, is included in accrued interest payable and other liabilities.

The following tables set forth the status of the nonqualified supplemental retirement defined benefit pension plans at or for the year ended December 31 (in thousands):

	Pension Benefits	
	2009	2008
Change in projected benefit obligation:		
Projected obligation at beginning of year	$ 5,264	$ 4,633
Service cost	405	548
Interest cost	335	300
Benefit payments	(228)	(234)
Actuarial gains	19	17
Projected benefit obligation at end of year	$ 5,795	$ 5,264
Accumulated benefit obligation at end of year	$ 4,349	$ 3,947
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	228	234
Benefit payments	(228)	(234)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$ (5,795)	$ (5,264)
Items not yet recognized as a component of net periodic pension cost		
Development of prior service cost		
Prior year balance	113	144
Current year amortization	(31)	(31)
Prior service cost	82	113
Development of actuarial loss/(gain)		
Prior year balance	722	753
Current year amortization	(19)	(48)
Gain arising during current period	19	17
Actuarial loss	722	722
Total	804	835
Amounts recognized in the balance sheet consist of:		
Current liability	$ (241)	$ (229)
Noncurrent liability	(5,554)	(5,035)
Total pension liability	(5,795)	(5,264)
Accumulated other comprehensive income	804	835
Net amount recognized	$ (4,991)	$ (4,429)

Components of net periodic benefits cost:

	2009	2008	2007
Service cost	$ 405	$ 548	$ 620
Interest cost	335	300	283
Amortization of prior service cost	31	31	31
Amortization of actuarial loss	19	48	31
Net periodic benefit cost	$ 790	$ 927	$ 965
Other comprehensive loss	$ (31)	$ (63)	$ (73)

Amounts included in Accumulated Other Comprehensive Income expected to be recognized during the next fiscal year

	2009	2008	2007
Prior service cost	$ 31	$ 31	$ 31
Actuarial loss	$ 14	$ 19	$ 29

Assumptions used to determine benefit obligations as of end of fiscal year and used in computing net periodic benefit cost

	2009	2008	2007
Measurement Date	12/31/2009	12/31/2008	12/31/2007
Discount rate	6.00%	6.50%	6.50%
Expected return on assets	N/A	N/A	N/A
Rate of compensation increase	8.00%	8.00%	8.00%

On October 1, 2009, the Company entered into an agreement to "freeze" vested benefits under the North Valley Bancorp Salary Continuation Plan (Amended and Restated Effective January 1, 2007) with respect to each active officer currently participating in the Plan, and suspend the accrual for service costs. Estimated costs expected to be accrued in 2010 are $387,000. The following table presents the benefits expected to be paid under the plan in the periods indicated (in thousands):

Year	Pension Benefits
2010	$ 241
2011	250
2012	250
2013	269
2014	279
2015 - 2019	2,617

13. STOCK-BASED COMPENSATION

On July 29, 2009, the Board of Directors elected to forego their 900 share retainer grant for 2009. During 2008 and 2007 each director was awarded 900 shares of common stock, resulting in an additional 7,200 shares being issued each year. Compensation cost related to these awards was recognized based on the fair value of the shares at the date of the award.

Under the Company's stock option plans as of December 31, 2009, 279,991 shares of the Company's common stock are available for future grants to directors and employees of the Company. Under the Director Plan, options may not be granted at a price less than 85% of fair market value at the date of the grant. Under the Employee Plan, options may not be granted at a price less than the fair market value at the date of the grant. Under both plans, options may be exercised over a ten year term. The vesting period is generally four years; however the vesting period can be modified at the discretion of the Company's Board of Directors, and for all options granted in the fourth quarter in 2008 the vesting period is five years. A summary of outstanding stock options follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value ($000)
Outstanding January 1, 2007	778,712	$ 9.77		
Granted	63,613	20.41		
Exercised	(104,952)	8.32		
Expired or canceled	(13,731)	18.85		
Outstanding December 31, 2007	723,642	10.75		
Granted	390,611	7.67		
Exercised	(75,551)	6.86		
Expired or canceled	(51,300)	12.47		
Outstanding December 31, 2008	987,402	9.74		
Granted	19,500	3.55		
Exercised	—	—		
Expired or canceled	(237,937)	7.86		
Outstanding December 31, 2009	768,965	$ 10.16	6 years	$ —
Fully vested and exercisable at December 31, 2009	442,262	$ 11.74	4 years	$ —
Options expected to vest	326,703	$ 8.03	9 years	$ —

Information about stock options outstanding at December 31, 2009 is summarized as follows:

Range of Exercise Prices	Options Outstanding	Average Remaining Contractual Life (Years)	Average Exercise Price of Options Outstanding	Options Exercisable	Average Exercise Price of Options Exercisable
$ 6.67-8.87	129,953	1	$ 7.89	129,953	$ 7.89
$ 9.40-10.24	48,386	2	$ 9.97	48,386	$ 9.97
$ 13.06	33,525	3	$ 13.06	33,525	$ 13.06
$ 15.72-16.18	25,062	4	$ 15.79	25,062	$ 15.79
$ 17.00-19.86	37,523	5	$ 18.95	37,523	$ 18.95
$ 16.20-17.95	41,079	6	$ 17.33	32,862	$ 17.33
$ 20.03-24.75	52,363	7	$ 20.36	31,416	$ 20.36
$ 4.79-13.01	381,574	8	$ 7.64	103,535	$ 8.99
$ 3.15-6.64	19,500	9	$ 3.55	—	$ —

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock for options that were in-the-money at December 31, 2009. There were no options exercised during the year ended December 31, 2009. The intrinsic value of options exercised during the years ended December 31, 2008 and 2007 totaled $101,000 and $1,068,000, respectively. The total fair value of the shares that vested during the years ended December 31, 2009, 2008 and 2007 totaled $227,000, $316,000 and $247,000, respectively.

The compensation cost that has been charged against income for stock based compensation was $228,000, $352,000 and $368,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009, the total unrecognized compensation cost related to stock-based awards granted to employees under the Company's stock option plans was $381,000. This cost will be amortized on a straight-line basis over a weighted average period of approximately 2.6 years and will be adjusted for subsequent changes in estimated forfeitures.

There were no stock option exercises under the Company's option plans for 2009. Cash received from stock option exercises under the Company's option plans for 2008 and 2007 was $518,000 and $899,000, respectively. The cash flows resulting from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are classified as a cash flow from financing activities in the consolidated statement of cash flows. These excess tax benefits from stock option exercises under the stock option plans totaled $41,000 and $173,000 for 2008 and 2007, respectively.

14. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing net (loss) income by the weighted average common shares outstanding for the period. Diluted (loss) earnings per share reflects the potential dilution that could occur if options or other contracts to issue common stock were exercised and converted into common stock.

There was no difference in the numerator used in the calculation of basic (loss) earnings per share and diluted (loss) earnings per share in 2009 and 2008 due to the net losses in those years. The denominator used in the calculation of basic (loss) earnings per share and diluted (loss) earnings per share for each of the years ended December 31 is reconciled as follows (in thousands):

	2009	2008	2007
Calculation of Basic (Loss) Earnings Per Share:			
Numerator - net (loss) income	$ (25,852)	$ (1,794)	$ 6,534
Denominator - weighted average common shares outstanding	7,496	7,461	7,361
Basic (loss) earnings per share	$ (3.45)	$ (0.24)	$ 0.89
Calculation of Diluted (Loss) Earnings Per Share:			
Numerator - net (loss) income	$ (25,852)	$ (1,794)	$ 6,534
Denominator:			
Weighted average common shares outstanding	7,496	7,461	7,361
Dilutive effect of outstanding options	—	—	273
Weighted average common shares outstanding and common share equivalents	7,496	7,461	7,634
Diluted (loss) earnings per share	$ (3.45)	$ (0.24)	$ 0.86

15. COMMITMENTS AND CONTINGENCIES

The Company is involved in legal actions arising from normal business activities. Management, based upon the advice of legal counsel, believes that the ultimate resolution of all pending legal actions will not have a material effect on the Company's financial position or results of its operations or its cash flows.

The Company has operating leases for certain premises and equipment. These leases expire on various dates through 2023 and have various renewal options ranging from 2 to 15 years. Rent expense for such leases for the years ended December 31, 2009, 2008 and 2007 was $1,512,000, $1,439,000 and $1,316,000, respectively.

The following schedule represents the Company's noncancelable future minimum scheduled lease payments at December 31, 2009 (in thousands):

2010	$ 1,212
2011	856
2012	662
2013	588
2014	436
Thereafter	996
Total	$ 4,750

The Company was contingently liable under letters of credit issued on behalf of its customers in the amount of $5,241,000 and $7,003,000 at December 31, 2009 and 2008, respectively. At December 31, 2009, commercial and consumer lines of credit and real estate loans of approximately $52,831,000 and $58,589,000, respectively, were undisbursed. At December 31, 2008, commercial and consumer lines of credit and real estate loans of approximately $97,110,000 and $61,820,000, respectively, were undisbursed.

Loan commitments are typically contingent upon the borrower meeting certain financial and other covenants and such commitments typically have fixed expiration dates and require payment of a fee. As many of these commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Company evaluates each potential borrower and the necessary collateral on an individual basis. Collateral varies, but may include real property, bank deposits, debt securities, equity securities or business or personal assets.

Standby letters of credit are conditional commitments written by the Company to guarantee the performance of a customer to a third party. These guarantees are issued primarily relating to inventory purchases by the Company's commercial customers and such guarantees are typically short term. Credit risk is similar to that involved in extending loan commitments to customers and the Company, accordingly, uses evaluation and collateral requirements similar to those for loan commitments. Virtually all of such commitments are collateralized. The fair value of the liability related to these standby letters of credit, which represents the fees received for issuing the guarantees, was not significant at December 31, 2009 and 2008. The Company recognizes these fees as revenues over the term of the commitment or when the commitment is used.

Loan commitments and standby letters of credit involve, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the balance sheet and do not necessarily represent the actual amount subject to credit loss. However, at December 31, 2009 and 2008, no losses are anticipated as a result of these commitments.

In management's opinion, a concentration exists in real estate-related loans which represent approximately 77% of the Company's loan portfolio for years ended December 31, 2009 and 2008. Although management believes such concentrations to have no more than the normal risk of collectibility, a continued substantial decline in the economy in general, or a continued decline in real estate values in the Company's primary market areas in particular, could have an adverse impact on collectibility of these loans. However, personal and business income represents the primary source of repayment for a majority of these loans.

16. RELATED PARTY TRANSACTIONS

At December 31, 2009 and 2008, certain officers, directors and their associates and principal shareholders were indebted to the Company for loans made on substantially the same terms, including interest rates and collateral, as comparable transactions with unaffiliated parties.

A summary of activity for the years ended December 31, 2009 and 2008 is as follows (in thousands; renewals are not reflected as either new loans or repayments):

	2009	2008
Beginning balance	$ 5,271	$ 5,994
Borrowings	719	323
Repayments	(566)	(1,046)
	$ 5,424	$ 5,271
Undisbursed commitments	$ 1,113	$ 1,200

17. REGULATORY MATTERS

The Company and NVB are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and, possibly, additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines, the Company and NVB must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. These quantitative measures are established by regulation and require that minimum amounts and ratios of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined) are maintained. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

NVB is also subject to additional capital guidelines under the regulatory framework for prompt corrective action. To be categorized as well capitalized, NVB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. The most recent notifications from the FDIC for NVB as of December 31, 2009 categorized NVB as well-capitalized under these guidelines. There are no conditions or events since that notification that management believes have changed NVB's category.

Management believes, as of December 31, 2009 and 2008, that the Company and NVB met all capital adequacy requirements to which they are subject. There are no conditions or events since that management believes have changed the categories.

The Company's and NVB's actual capital amounts (in thousands) and ratios are also presented in the following tables.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Minimum Amount	Minimum Ratio	Minimum Amount	Minimum Ratio
Company						
As of December 31, 2009:						
Total capital (to risk weighted assets)	$ 87,791	12.19%	$ 57,615	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 65,457	9.09%	$ 28,804	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 65,457	7.16%	$ 36,568	4.00%	N/A	N/A
As of December 31, 2008:						
Total capital (to risk weighted assets)	$ 104,125	12.75%	$ 65,333	8.00%	N/A	N/A
Tier 1 capital (to risk weighted assets)	$ 89,231	10.93%	$ 32,655	4.00%	N/A	N/A
Tier 1 capital (to average assets)	$ 89,231	10.36%	$ 34,452	4.00%	N/A	N/A
North Valley Bank						
As of December 31, 2009:						
Total capital (to risk weighted assets)	$ 89,015	12.38%	$ 57,522	8.00%	$ 71,902	10.00%
Tier 1 capital (to risk weighted assets)	$ 79,907	11.11%	$ 28,769	4.00%	$ 43,154	6.00%
Tier 1 capital (to average assets)	$ 79,907	8.80%	$ 36,321	4.00%	$ 45,402	5.00%
As of December 31, 2008:						
Total capital (to risk weighted assets)	$ 102,906	12.61%	$ 65,285	8.00%	$ 81,607	10.00%
Tier 1 capital (to risk weighted assets)	$ 92,693	11.36%	$ 32,638	4.00%	$ 48,958	6.00%
Tier 1 capital (to average assets)	$ 92,693	10.79%	$ 34,363	4.00%	$ 42,953	5.00%

A written agreement was signed on January 6, 2010 among the Company, NVB and the Federal Reserve Bank of San Francisco (the final written agreement, as executed by the parties, is herein called the "Written Agreement"). Among other things, the Written Agreement provides that the Company and NVB shall submit to the Federal Reserve Bank of San Francisco their continuing plans to enhance lending and credit administration functions, to maintain policies and procedures for the maintenance of an adequate allocation for loan and lease losses, to strengthen the management of commercial real estate concentrations and to update its capital plan in order to maintain capital ratios at or above the required minimums. The Written Agreement also restricts the payment of dividends and any payments on trust preferred securities, any reduction in capital or the purchase or redemption of stock without the prior approval of the Federal Reserve Bank of San Francisco. Progress reports detailing the form and manner of all actions taken to secure compliance with the Written Agreement must be submitted to the Federal Reserve Bank of San Francisco at least quarterly. This description of the Written Agreement is a summary and does not purport to be a complete description of all of the terms of such agreement and is qualified in its entirety by reference to the copy of the Written Agreement filed on Form 8K on January 8, 2010. The Directors of the Company and NVB have recognized and unanimously agree with the goal of financial soundness represented by the Written Agreement and have confirmed the intent of the Directors and senior management of the Company and NVB to diligently seek to comply with all requirements (including timelines) specified in the Written Agreement. On January 29, 2009 the Company's Board of Directors determined that it was in the best interest of the Company to suspend indefinitely the payment of quarterly cash dividends on its common stock beginning in 2009.

The Company's ability to pay cash dividends is dependent on dividends paid to it by NVB and limited by California law. Under California law, the holders of common stock of the Company are entitled to receive dividends when and as declared by the Board of Directors, out of funds legally available, subject to certain restrictions. California General Corporation Law prohibits the Company from paying dividends on its common stock unless: (i) its retained earnings, immediately prior to the dividend payment, equals or exceeds the amount of the dividend or (ii) immediately after giving effect to the dividend, the sum of the Company's assets (exclusive of goodwill and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred liabilities) and the current assets of the Company would be at least equal to its current liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, at least equal to 125% of its current liabilities.

The Company's ability to pay dividends is also limited by certain covenants contained in the indentures relating to trust preferred securities that have been issued by four business trusts and corresponding junior subordinated debentures. The Company owns the common stock of the four business trusts. The indentures provide that if an Event of Default (as defined in the indentures) has occurred and is continuing, or if the Company is in default with respect to any obligations under our guarantee agreement which covers payments of the obligations on the trust preferred securities, or if the Company gives notice of any intention to defer payments of interest on the debentures underlying the trust preferred securities, then the Company may not, among other restrictions, declare or pay any dividends

18. FAIR VALUE MEASAUREMENTS

The carrying amounts and estimated fair values of the Company's financial instruments are as follows (in thousands)

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and due from banks	$ 19,378	$ 19,378	$ 27,153	$ 27,153
Federal funds sold	48,250	48,250	—	—
Time deposits at other financial institutions	425	425	—	—
FHLB, FRB and other securities	5,833	5,833	5,825	5,825
Securities:				
Available for sale	146,335	146,335	76,345	76,345
Held to maturity	9	9	21	20
Loans and leases	583,878	593,278	682,095	687,891
Bank owned life insurance	32,745	32,745	31,612	31,612
Mortgage servicing assets	712	642	542	458
Accrued interest receivable	2,565	2,565	2,742	2,742
FINANCIAL LIABILITIES				
Deposits	$ 787,809	$ 790,803	$ 754,944	$ 758,387
Other borrowed funds	—	—	3,516	3,516
Subordinated debentures	31,961	22,005	31,961	31,605
Accrued interest payable	1,100	1,100	1,243	1,243

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimation technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of financial instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Estimates of fair value have not been adjusted to reflect tax ramifications or changes in market conditions subsequent to December 31, 2009; therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

The following methods and assumptions were used to estimate the fair value of financial instruments. For cash and cash equivalents, time deposits at other financial institutions, variable-rate loans and leases, accrued interest receivable and payable, FHLB, FRB stock and other securities, bank owned life insurance, demand deposits and short-term borrowings, the carrying amount is estimated to be fair value. For investment securities, fair values are based on quoted market prices, quoted market prices for similar securities and indications of value provided by brokers. The fair values for fixed-rate loans and leases are estimated using discounted cash flow analyses, using interest rates currently being offered at each reporting date for loans with similar terms to borrowers of comparable creditworthiness. Fair values for mortgage servicing assets is estimated using projected cash flows adjusted for the effects of anticipated prepayments, using a market discount rate. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at each reporting date by the Company for certificates with similar remaining maturities. The fair value of subordinated debentures was determined based on the current market for like-kind instruments of a similar maturity and structure. The fair values of commitments are estimated using the fees currently charged to enter into similar agreements and are not significant and, therefore, not included in the above table.

We group our assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The following tables present information about the Company's assets measured at fair value on a recurring and nonrecurring basis as of December 31, 2009 and 2008, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Assets measured at fair value on a recurring basis are summarized below (in thousands):

	At December 31, 2009			
	Fair Value	**Level 1**	**Level 2**	**Level 3**
Available for sale securities	$ 146,335	$ —	$ 146,335	$ —

	At December 31, 2008			
	Fair Value	**Level 1**	**Level 2**	**Level 3**
Available for sale securities	$ 76,345	$ 76,345	$ —	$ —

Available-for-Sale Securities - Fair values for investment securities are based on quoted market prices.

Assets measured at fair value on a nonrecurring basis are summarized below (in thousands):

	At December 31, 2009				**Total Losses For the Twelve Months Ended**
	Fair Value	**Level 1**	**Level 2**	**Level 3**	**December 31, 2009**
Impaired loans	$ 21,242	$ —	$ 11,102	$ 10,140	$ 12,928
Other real estate owned	12,377	—	11,987	390	1,518
Total assets measured at fair value on a nonrecurring basis	$ 33,619	$ —	$ 23,089	$ 10,530	$ 14,446

Impaired loans - Impaired loans, carried at fair value, which are measured for impairment using the fair value of the collateral for the collateral dependent loans, had a carrying amount of $21,242,000, with a specific reserve of $3,043,000.

At December 31, 2008, loans measured at fair value on a non-recurring basis were measured for impairment by valuing the underlying collateral based on third-party appraisals, which are level 2 fair value measurements, and totaled $9,927,000, net of specific reserves.

Other Real Estate Owned – Other real estate owned represents real estate which the Company has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the fair value of the real estate less costs to sell, which becomes the property's new basis. Subsequent declines in fair value are written off as incurred through a valuation allowance.

19. OTHER NONINTEREST EXPENSES

The major classifications of other noninterest expenses for the years ended December 31 were as follows (in thousands):

	2009	2008	2007
Data processing	$ 2,165	$ 2,349	$ 2,227
Professional services	1,212	1,305	1,572
ATM and on-line banking	1,107	1,040	986
Loan expense	870	575	419
Postage	591	607	524
Operations expense	580	803	881
Marketing expense	573	938	959
Messenger	551	337	348
Printing and supplies	524	693	700
Director expense	457	620	579
Amortization of intangibles	146	398	651
Merger expense	—	—	760
Other	2,175	2,666	2,806
	$ 10,951	$ 12,331	$ 13,412

20. PARENT COMPANY ONLY - CONDENSED FINANCIAL INFORMATION

The condensed financial statements of North Valley Bancorp are presented below (in thousands):

CONDENSED BALANCE SHEET
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 1,153	$ 3,062
Investments in banking subsidiaries	83,561	107,047
Investments in other subsidiaries	2	2
Investment in unconsolidated subsidiary grantor trusts	961	961
Other assets	948	1,930
Total assets	$ 86,625	$ 113,002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Dividend payable	$ —	$ 750
Subordinated debentures	31,961	31,961
Other liabilities	2,362	3,033
Stockholders' equity	52,302	77,258
Total liabilities and stockholders' equity	$ 86,625	$ 113,002

CONDENSED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2009	2008	2007
INCOME:			
Dividends from subsidiaries	$ 3,000	$ 4,000	$ 5,000
Other income	—	—	—
Total income	3,000	4,000	5,000
EXPENSE:			
Interest on subordinated debentures	2,087	2,340	2,438
Legal and accounting	543	517	906
Other	1,630	1,679	1,926
Merger and acquisition expense	—	—	761
Tax benefit	(1,753)	(1,796)	(2,498)
Total expense	2,507	2,740	3,533
Income before equity in undistributed (loss) income of subsidiaries	493	1,260	1,467
Equity in undistributed (loss) income of subsidiaries	(26,345)	(3,054)	5,067
Net (loss) income	(25,852)	(1,794)	6,534
Other comprehensive income (loss), net of tax	668	(342)	954
Total comprehensive (loss) income	$ (25,184)	$ (2,136)	$ 7,488

CONDENSED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (25,852)	$ (1,794)	$ 6,534
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Equity in undistributed loss (income) of subsidiaries	26,345	3,054	(5,067)
Stock-based compensation expense	228	352	368
Effect of changes in:			
Other assets	982	(1,831)	868
Other liabilities	(1,612)	966	1,737
Net cash provided by operating activities	91	747	4,440
CASH FLOWS FROM INVESTING ACTIVITIES:			
(Investment) repayment of investments in subsidiaries	(2,000)	—	10
CASH FLOWS FROM FINANCING ACTIVITIES:			
Cash dividends paid	—	(2,988)	(2,948)
Exercise of stock options, including tax benefit	—	559	1,072
Net cash used in financing activities	—	(2,429)	(1,876)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,909)	(1,682)	2,574
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,062	4,744	2,170
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,153	$ 3,062	$ 4,744

INDEX OF EXHIBITS

Exhibit No.	Exhibit Name	Sequential Page No
2(a)	Agreement and Plan of Reorganization and Merger, dated as of October 3, 1999 (incorporated by reference from Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on October 12, 1999).	*
2(b)	Addendum to Agreement and Plan of Reorganization and Merger dated as of September 25, 2000 (incorporated by reference from Exhibit 2.7 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
2(c)	Agreement and Plan of Merger dated April 23, 2004, by and between North Valley Bancorp and Yolo Community Bank (incorporated by reference from Exhibit 99.54 to the Company's Current Report on Form 8-K filed with the Commission on April 26, 2004).	*
2(d)	Agreement and Plan of Reorganization dated April 10, 2007, between Sterling Financial Corporation and North Valley Bancorp (incorporated by reference from Exhibit 99.128 to the Company's Current Report on Form 8-K filed with the Commission on April 11, 2007). Terminated effective December 1, 2007.	*
3(a)	Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended June 30, 1998).	*
3(b)	Certificate of Amendment of Amended and Restated Articles of Incorporation of North Valley Bancorp (incorporated by reference from Exhibit 99.108 to the Company's Current Report on Form 8-K filed with the Commission on April 5, 2006).	*
3(c)	By-laws of North Valley Bancorp, as amended and restated (incorporated by reference from Exhibit 99.109 to the Company's Current Report on Form 8-K filed with the Commission on April 5, 2006).	*
4(a)	Amended and Restated Declaration of Trust (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(a) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(b)	Indenture (North Valley Capital Trust I) dated July 16, 2001 (incorporated by reference from Exhibit 4(b) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(c)	Junior Subordinated Debt security of North Valley Bancorp (incorporated by reference from Exhibit 4(c) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(d)	Guarantee Agreement for North Valley Capital Trust I (North Valley Bancorp) dated July 16, 2001 (incorporated by reference from Exhibit 4(d) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
4(e)	Amended and Restated Declaration of Trust (North Valley Capital Trust II) dated April 10, 2003 (incorporated by reference from Exhibit 4(e) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(f)	Indenture (North Valley Capital Trust II) dated April 10, 2003 (incorporated by reference from Exhibit 4(f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*

4(g)	Guarantee Agreement for North Valley Capital Trust II (North Valley Bancorp) dated April 10, 2003 (incorporated by reference from Exhibit 4(g) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
4(h)	Amended and Restated Declaration of Trust (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(h) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(i)	Indenture (North Valley Capital Trust III) dated May 5, 2004 (incorporated by reference from Exhibit 4(i) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(j)	Guarantee Agreement for North Valley Capital Trust III (North Valley Bancorp) dated May 5, 2004 (incorporated by reference from Exhibit 4(j) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).	*
4(k)	Amended and Restated Declaration of Trust (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.94 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006)	*
4(l)	Indenture (North Valley Capital Statutory Trust IV) dated December 29, 2005 (incorporated by reference from Exhibit 99.95 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(m)	Guarantee Agreement for North Valley Capital Statutory Trust IV (North Valley Bancorp) dated December 29, 2005 (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(n)	Junior Subordinated Debt Security Due 2036 (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
4(o)	Capital Security Certificate (North Valley Capital Statutory Trust IV) (incorporated by reference from Exhibit 99.96 to the Company's Current Report on Form 8-K filed with the Commission on January 5, 2006).	*
10(a)	Shareholder Protection Rights Agreement, dated September 9, 1999 (incorporated by reference from Exhibit 4 to the Company's Current Report on Form 8-K filed with the Commission on September 23, 1999).	*
10(b)	North Valley Bancorp 1989 Employee Stock Option Plan, as amended (incorporated by reference from Exhibit 4.1 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(c)	North Valley Bancorp 1989 Employee Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.3 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*

10(d)	North Valley Bancorp 1989 Director Stock Option Plan, as amended (incorporated by reference from Exhibit 4.2 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(e)	North Valley Bancorp 1989 Director Nonstatutory Stock Option Agreement (incorporated by reference from Exhibit 4.4 to Post-Effective Amendment No. One to the Company's Registration Statement on Form S-8 (No. 33-32787) filed with the Commission on December 26, 1989). **	*
10(f)	North Valley Bancorp Employee Stock Ownership Plan, amended and restated as of January 1, 1999 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **	*
10(g)	First Amendment to North Valley Bancorp Employee Stock Ownership Plan, dated October 24, 2002 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **	*
10(h)	Second Amendment to North Valley Bancorp Employee Stock Ownership Plan, dated November 17, 2003 (incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **	*
10(i)	Third Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective September 1, 2004(incorporated by reference from Exhibit10 (f) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005). **	*
10(j)	Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10(i) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(k)	Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10(j) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(l)	Supplemental Retirement Plan for Directors (incorporated by reference from Exhibit 10(k) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1988). **	*
10(m)	Deleted.	
10(n)	Executive Deferred Compensation Plan, effective January 1, 1989, restated April 1, 1995 (incorporated by reference from Exhibit 10(dd) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(o)	Directors' Deferred Compensation Plan, effective April 1, 1995 (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*
10(p)	Umbrella TrustTM for Directors, effective April 1, 1995 (incorporated by reference from Exhibit 10 (ff) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31 1997). **	*
10(q)	Umbrella TrustTM for Executives, effective April 1, 1995 (incorporated by reference from Exhibit 10(gg) to the Company's Annual Report on Form 10-KSB filed with the Commission for the year ended December 31, 1997). **	*

10(r)	Indemnification Agreement (incorporated by reference from Exhibit 10 to the Company's Quarterly Report filed with the Commission for the period ended June 30, 1998).	*
10(s)	North Valley Bancorp 1998 Employee Stock Incentive Plan, as amended through July 26, 2001 (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65950) filed with the Commission on July 26, 2001). **	*
10(t)	North Valley Bancorp 1999 Director Stock Option Plan (incorporated by reference from Exhibit 99.1 to the Company's Registration Statement on Form S-8 (No. 333-65948) filed with the Commission on July 26, 2001). **	*
10(u)	Amendment No. Two to the North Valley Bancorp 1989 Director Stock Option Plan (incorporated by reference from Exhibit 10(v) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 1998). **	*
10(v)	Branch Purchase and Assumption Agreement dated as of September 15, 2000, between North Valley Bancorp and Scott Valley Bank (incorporated by reference from Exhibit 99.19 to the Company's Current Report on Form 8-K filed with the Commission on September 29, 2000).	*
10(w)	Form of Executive Deferred Compensation Agreement executed in December 2000 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter and Eric J. Woodstrom (incorporated by reference from Exhibit 10(y) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(x)	Form of Director Deferred Fee Agreement executed in December 2000 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas M. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10(aa) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(y)	Form of Director Deferred Fee Agreement executed in December 2000 between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., J. Michael McGowan, Warren L. Murphy and Dolores M. Vellutini (incorporated by reference from Exhibit 10(bb) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(z)	Form of Employment Agreement executed in January 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(cc) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(aa)	Deleted.	
10(bb)	Form of Salary Continuation Agreement executed in October 2001 between North Valley Bancorp and each of Michael J. Cushman, Jack R. Richter, Eric J. Woodstrom, Edward J. Czajka and Sharon L. Benson (incorporated by reference from Exhibit 10(ee) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(cc)	Park Marina Lease dated July 23, 2001, between The McConnell Foundation and North Valley Bancorp for 300 Park Marina Circle, Redding, California 96001 (incorporated by reference from Exhibit 10(ff) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).	*
10(dd)	Form of Salary Continuation Agreement executed in October 2001 between Six Rivers National Bank and each of Russell Harris and Margie L. Plum (incorporated by reference from Exhibit 10 (gg) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*

10(ee)	Form of Executive Deferred Compensation Agreement executed in January 2001 between North Valley Bank and Edward J. Czajka (incorporated by reference from Exhibit 10(hh) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001.)**	*
10(ff)	Form of Executive Deferred Compensation Agreement executed in December 2001 between North Valley Bank and each of Michael J. Cushman, Sharon L. Benson, Jack R. Richter, Edward J. Czajka and Eric J. Woodstrom (incorporated by reference from Exhibit 10(ii) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(gg)	Form of Executive Deferred Compensation Agreement executed in January 2002 between Six Rivers National Bank and Russell Harris (incorporated by reference from Exhibit 10(jj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(hh)	Form of Director Deferred Fee Agreement executed in December 2001 between North Valley Bank and each of Rudy V. Balma, William W. Cox, Royce L. Friesen, Dan W. Ghidinelli, Thomas J. Ludden, Douglas W. Treadway and J.M. Wells, Jr. (incorporated by reference from Exhibit 10(kk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(ii)	Director Deferred Fee Agreement executed in December 2001 between Six Rivers National Bank and each of Kevin D. Hartwick, William T. Kay, Jr., John J. Gierek, Jr., Warren L. Murphy and Dolores M. Vellutini (incorporated by reference from Exhibit 10(ll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2001).**	*
10(jj)	Information services contract with Information Technology, Inc. dated June 17, 2002 (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2002).	*
10(kk)	Form of Employment Agreement executed in March 2004 between North Valley Bancorp and Russell Harris (incorporated by reference from Exhibit 10(jj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).**	*
10(ll)	Form of Employment Agreement dated August 31, 2004 between North Valley Bancorp and Yolo Community Bank and John A. DiMichele (incorporated by reference from Exhibit 99.71 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2004).**	*
10(mm)	Executive Deferred Compensation Agreement dated December 31, 2004 between North Valley Bancorp and John A. DiMichele (incorporated by reference from Exhibit 10(nn) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(nn)	Severance and Release Agreement (effective as of February 4, 2005) between John A. DiMichele and North Valley Bancorp and NVB Business Bank, formerly named Yolo Community Bank (incorporated by reference from Exhibit 99.78 to the Company's Current Report on Form 8-K filed with the Commission on March 9, 2005).**	*
10(oo)	Executive Deferred Compensation Agreement dated December 31, 2004 between North Valley Bancorp and Leo J. Graham (incorporated by reference from Exhibit 10(oo) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(pp)	Director Deferred Fee Agreement dated December 31, 2004 between North Valley Bancorp and Martin Mariani (incorporated by reference from Exhibit 10(pp) to the Company's Current Report on Form 8-K filed with the Commission on January 4, 2005).**	*
10(qq)	Amendment No. 1 to Park Marina Lease, dated July 24, 2003, between The McConnell Foundation and North Valley Bancorp (incorporated by reference from Exhibit 10(kk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*

10(rr)	Cottonwood Branch sublease extension agreement dated August 7, 2003, between North Valley Bank and North State Grocery, Inc. (incorporated by reference from Exhibit 10(ll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*
10(ss)	Westwood Branch lease agreement dated December 1, 2003, between North Valley Bank and Daha Investments (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2003).	*
10(tt)	Lease Agreement for 618 Main Street, Woodland, California, dated February 26, 2004, between Yolo Community Bank and Thomas and Margaret Stallard (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(uu)	Lease Agreement for 626, 628 Main Street, 400 Second Street, Woodland, California, dated February 26, 2004, between Yolo Community Bank and Thomas and Margaret Stallard (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(vv)	Lease for 100 B Street, Suite 110, Santa Rosa, California, dated October 19, 2004, between North Valley Bank and Sonja Valentina LLC (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(ww)	Lease for 375 North Sunrise Blvd., Suite 100, Roseville, California, dated January 7, 2005, between Yolo Community Bank and MW Investments (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(xx)	Office Building Lease for 101 North State Street, Suite A, Ukiah, California, dated November 3, 2004, between North Valley Bank and Southport Land & Commercial Company, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(yy)	Lease for 711 Jefferson Street, Suite A, Fairfield, California, dated September 30, 2004, between Yolo Community Bank and JLC Contracting, Inc (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).	*
10(zz)	North Valley Bancorp 401(k) Plan, amended and restated effective September 1, 2004 (incorporated by reference from Exhibit 10(mm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2004).**	*
10(aaa)	Fourth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective March 28, 2005 (incorporated by reference from Exhibit 10(aaa) to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2005).**	*
10(bbb)	Deleted.	
10(ccc)	Deleted.	

10(ddd)	Severance and Release Agreement (effective as of May 31, 2005) between Edward J. Czajka, Executive Vice President and Chief Financial Officer of the North Valley Bancorp (incorporated by reference from Exhibit 99.83 to the Company's Current Report on Form 8-K filed with the Commission on June 8, 2005).**	*
10(eee)	Form of Executive Employment Agreement between North Valley Bancorp for Scott Louis, Roger Nash, and Gary Litzsinger (incorporated by reference from Exhibit 99.91 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).**	*
10(fff)	Amendment to information services contract with Information Technology, Inc. dated June 17, 2002 (incorporated by reference from Exhibit 99.92 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2005).	*
10(ggg)	North Valley Bancorp Salary Continuation Plan with Jack R. Richter, dated December 31, 2005 (incorporated by reference from Exhibit 99.102 to the Company's Current Report on Form 8-K filed with the Commission on January 6, 2006).**	*
10(hhh)	First Amendment to North Valley Bancorp Employee (401k) Plan, effective April 28, 2005 (incorporated by reference from Exhibit 10(hhh) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2005).**	*
10(iii)	Second Amendment to North Valley Bancorp Employee (401k) Plan, effective April 28, 2005 (incorporated by reference from Exhibit 10(iii) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2005).**	*
10(jjj)	Third Amendment to North Valley Bancorp Employee (401k) Plan, effective December 30, 2005 (incorporated by reference from Exhibit 10(jjj) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2005).**	*
10(kkk)	Fourth Amendment to North Valley Bancorp Employee (401k) Plan, effective January 1, 2006. **	
10(lll)	Fifth Amendment to North Valley Bancorp Employee (401k) Plan, effective as of September 1, 2004 (incorporated by reference from Exhibit 10(ooo) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(mmm)	Sixth Amendment to North Valley Bancorp Employee (401k) Plan, effective January 1, 2008 (incorporated by reference from Exhibit 99.162 to the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008). **	*
10(nnn)	Seventh Amendment to North Valley Bancorp Employee (401k) Plan, effective February 16, 2009. **	
10(ooo)	Fifth Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective June 4, 2005 (incorporated by reference from Exhibit 10(kkk) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(ppp)	North Valley Bancorp Director Deferred Fee Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(lll) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(qqq)	North Valley Bancorp Executive Deferred Commission Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(mmm) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(rrr)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(nnn) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*

10(sss)	First Amendment to the North Valley Bancorp Employee Stock Ownership Plan, as Amended and Restated effective January 1, 2006 (incorporated by reference from Exhibit 10(ppp) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(ttt)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 10(qqq) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(uuu)	Form of Amendment of the North Valley Bancorp Employee Stock Ownership Plan (incorporated by reference from Exhibit 10(rrr) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007). **	*
10(vvv)	Lease for 1828-1844 Park Marina Drive, Redding, California, dated July 30, 2007 (incorporated by reference from Exhibit 10(sss) to the Company's Annual Report on Form 10-K filed with the Commission for the year ended December 31, 2007).	*
10(www)	North Valley Bancorp Salary Continuation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.146 to the Company's Current Report on Form 8-K filed with the Commission on January 7, 2008).**	*
10(xxx)	North Valley Bancorp Executive Deferred Compensation Plan, Amended and Restated effective January 1, 2007 (incorporated by reference from Exhibit 99.147 to the Company's Current Report on Form 8-K filed with the Commission on January 7, 2008).**	*
10(yyy)	First Amendment to North Valley Bancorp Employee Stock Ownership Plan, effective January 1, 2008 (incorporated by reference from Exhibit 99.163 to the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008).**	*
10(zzz)	North Valley Bancorp Director Deferred Fee Plan, Amended and Restated effective January 1, 2008 (incorporated by reference from Exhibit 99.164 to the Company's Current Report on Form 8-K filed with the Commission on November 25, 2008).**	*
10(aaaa)	Lease for 837 Harris Street, Eureka, California, dated March 5, 2008, between North Valley Bank and L & H Properties, LLC. (incorporated by reference from Exhibit 99.156 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended September 30, 2007).	*
10(bbbb)	Lease for 750 Mason Street, Suite 202, Vacaville, California, dated August 5, 2008, between North Valley Bank and Green Valley, LLC.	
10(cccc)	Extension and First Amendment to Lease for 100 "B" Street, Suite 100, Santa Rosa, California, dated November 15, 2008, between North Valley Bank and Sonya Valentina LLC.	
10(dddd)	Lease for 793 Redwood Drive, Garberville, California, dated March 1, 2007, between North Valley Bank and Bank of the West and Charles S. Wagner, co-trustees of the Edward H. Wagner Trust and Bank of the West, sole trustee of the Wagner Trust of 1979.	
10(eeee)	Lease for 1640 Central Avenue, McKinleyville, California, dated March 24, 1994, between Six Rivers National Bank and William P. Gross & Ruth R. Gross, as co-trustees of the William P. Gross & Ruth R. Gross 1990 Trust, UTD 10/06/90 .	
10(ffff)	Lease for 9934A Deschutes Road, Palo Cedro, California, dated August 15, 1995, between North Valley Bank and Donlon H. Gabrielsen and Agnes H. Gabrielsen as Co-Trustees under the Gabrielsen Family Trust dated October 20, 1992.	
10(gggg)	Sub-Sublease for 3315 Placer Street, Redding, California, dated August 14, 1998, between North Valley Bank and North State Grocery, Inc.	

10(hhhh)	North Valley Bancorp 2008 Stock Incentive Plan (incorporated by reference from the Company's Definitive Proxy Statement for its 2008 Annual Meeting of Shareholders, filed with the Commission on April 22, 2008). **	*
10(iiii)	Written Agreement among North Valley Bank and Federal Reserve Bank of San Francisco, dated January 6, 2010 (incorporated by reference from Exhibit 10(iiii) to the Company's Report on Form 8-K filed with the Commission on January 8, 2010).	*
10(jjjj)	North Valley Bancorp Amended and Restated Shareholder Protection Rights Agreement, dated March 26, 2009 (incorporated by reference from Exhibit 4.1 to the Company's Report on Form 8-K filed with the Commission on April 1, 2009).	*
14	North Valley Bancorp Corporate Governance Code of Ethics (incorporated by reference from Exhibit 14 to the Company's Quarterly Report on Form 10-Q filed with the Commission for the period ended March 31, 2004).	*
21	List of Subsidiaries.	
23	Consent of Perry-Smith LLP	
31	Rule 13a-14(a) / 15d-14(a) Certifications	
32	Section 1350 Certifications	

*Previously filed.
** Indicates management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP

By:

/s/ MICHAEL J. CUSHMAN

Michael J. Cushman
President and Chief Executive Officer

/s/ KEVIN R. WATSON

Kevin R. Watson
Executive Vice President and Chief Financial Officer

DATE: March 30, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	March 30, 2010
/s/ Michael J. Cushman Michael J. Cushman	Director, President and Chief Executive Officer (Principal Executive Officer)	March 30, 2010
/s/ William W. Cox William W. Cox	Director	March 30, 2010
/s/ Royce L. Friesen Royce L. Friesen	Director	March 30, 2010
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	March 30, 2010
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	March 30, 2010
/s/ Roger B. Kohlmeier Roger B. Kohlmeier	Director	March 30, 2010
/s/ Martin A. Mariani Martin A. Mariani	Director	March 30, 2010
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	March 30, 2010
/s/ Kevin R. Watson Kevin R. Watson	Executive Vice President and Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	March 30, 2010

Exhibit 21

List of Subsidiaries

North Valley Bank

North Valley Trading Company (inactive)

North Valley Capital Trust I (unconsolidated)

North Valley Capital Trust II (unconsolidated)

North Valley Capital Trust III (unconsolidated)

North Valley Capital Statutory Trust IV (unconsolidated)

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-152511, 333-61771, 333-79531, 333-65948 and 333-65950 of North Valley Bancorp on Form S-8 of our report, dated March 30, 2010, relating to our audit of the consolidated financial statements, appearing in this Annual Report on Form 10-K of North Valley Bancorp for the year ended December 31, 2009.

/s/ Perry-Smith LLP

Sacramento, California
March 30, 2010

Exhibit 31.1

**CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2009**

I, Michael J. Cushman, President and Chief Executive Officer (Principal Executive Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ MICHAEL J. CUSHMAN

Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

I, Kevin R. Watson, Executive Vice President and Chief Financial Officer (Principal Financial & Accounting Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this annual report on Form 10-K of North Valley Bancorp;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2010

/s/ KEVIN R. WATSON

Kevin R. Watson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer & Principal Accounting Officer)

Section 1350 Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
with Respect to the North Valley Bancorp Annual Report on Form 10-K
for the year ended December 31, 2009

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of North Valley Bancorp, a California corporation (the "Company"), does hereby certify that:

The Company's Annual Report on Form 10-K for the year ended December 31, 2009 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

Information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 30, 2010

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Dated: March 30, 2010

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer &
Principal Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1 to

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ________________.

Commission file number 0-10652

NORTH VALLEY BANCORP

(Exact name of registrant as specified in its charter)

California	94-2751350
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
300 Park Marina Circle, Redding, California	96001
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code (530) 226-2900

Securities registered pursuant to Section 12(b) of the Act:

Title of class:	Name of each exchange on which registered:
Common Stock, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold was $34,287,000 as of June 30, 2009.

The number of shares outstanding of common stock as of April 10, 2009, were 7,495,817.

Explanatory Note

North Valley Bancorp (the "Company" or the "Corporation") is filing this Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the year ended December 31, 2009 to include Item 10, Item 11, Item 12, Item 13, and Item 14 of Part III to Form 10-K. No change is being made to Part I or Part II of the Form 10-K, as filed with the Commission on March 31, 2010.

As announced by the Company on April 20, 2010 and reported on the Company's Current Report on Form 8-K, filed with the Commission on April 22, 2010 (the "Current Report"), the Company entered into a Securities Purchase Agreement with a limited number of institutional and other accredited investors, including certain directors and executive officers of the Company (collectively, the "Purchasers") to sell a total of 40,000 shares of Mandatorily Convertible Cumulative Perpetual Preferred Stock, Series A, without par value (the "Series A Preferred Stock") at a price of $1,000 per share, for an aggregate gross purchase price of $40,000,000 (the "Private Placement"). The Private Placement closed on April 22, 2010, after the Company had issued an aggregate of 40,000 shares of Series A Preferred Stock against receipt of $40,000,000 in cash.

The Series A Preferred Stock will automatically convert into a number of shares of the Company's common stock after the Company has received shareholder approval of such conversion at the Annual Meeting of Shareholders scheduled to be held on or before July 30, 2010. The conversion ratio for each share of Series A Preferred Stock will be equal to the quotient obtained by dividing the Series A Preferred Stock share price by the conversion price. The initial conversion price of $1.50 per share is subject to possible adjustments in the future under certain circumstances, including failure to obtain shareholder approval for the conversion by October 20, 2010, which would decrease the conversion price by 10%. The holders of the Series A Preferred Stock will be entitled to receive cumulative cash dividends which shall accrue and be payable at a per annum rate equal to 12%, payable semi-annually in arrears commencing on October 20, 2010; provided, however, if shareholder approval is obtained on or before October 20, 2010, then no accrued dividends shall be payable. If shareholder approval is not obtained on or before October 20, 2010, the interest rate will increase to 15% per annum for the six month period starting October 20, 2010, and if shareholder approval is still not obtained on or before the end of that six month period, the interest rate will increase to 20% per annum for the next following six month period (and for each six month period thereafter). The Series A Preferred Stock is not redeemable by the Company or by the holders and carries a liquidation preference of $1,000 per share, subject to certain adjustments. Complete details concerning the powers, preferences, rights, qualifications, restrictions, and limitations of the Series A Preferred Stock are contained in the Certificate of Determination filed with the California Secretary of State on April 16, 2010.

As a result of this transaction, the Board of Directors of the Company decided to postpone its 2010 Annual Meeting of Shareholders. As described in the Current Report, the Company will file its Proxy Statement on Schedule 14A containing the proposals which the Company intends to send its shareholders seeking approval to increase the number of authorized shares of common stock from 20 million to 60 million and approval to convert the Series A Preferred Stock into shares of the Company's common stock. Thus, rather than incorporating portions of the Company's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders into Part III of its Annual Report on Form 10-K for the year ended December 31, 2009, the Company is filing this Amendment No. 1 to Form 10-K to include Items 10, 11, 12, 13, and 14 of Part III.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Listed below are the Directors and Executive Officers of the Company.

Directors

William W. Cox , CRE, CCIM, (age 62), a Director of the Company since February 1997. From April 1996 to 2008, he was owner and President of Cox Real Estate Consultants, Inc. From October 1987 to August 1996, he was President and 50% owner of Haedrich & Cox, Inc., a real estate brokerage company.

Michael J. Cushman (age 55), a Director of the Company since February 1999, is President and Chief Executive Officer of the Company and its subsidiary, North Valley Bank. Mr. Cushman served as Senior Vice President and Chief Business Banking Officer of North Valley Bank from March 1998 to February 1999. From March 1995 through March 1998, he was a self-employed investor. From November of 1994 through March of 1995, Mr. Cushman served as Vice President of Tri-Counties Bank, which acquired Country National Bank in November of 1994 where Mr. Cushman had served as President and Chief Executive Officer since September of 1992.

Royce L. Friesen, RPh . (age 71), a Director of the Company since May 1999, is Chairman of the Board of Owens Healthcare in Redding, California, having previously served as President, Chief Executive Officer and owner since 1968. Owens Healthcare, a management company, was formed to provide support and coordination among ten retail and home care pharmacies located throughout Northern California.

Dante W. Ghidinelli (age 62), a Director of the Company since 1993, and has been a Certified Public Accountant and partner with Nystrom & Company LLP since 1974.

Kevin D. Hartwick (age 48), was a Director of Six Rivers Bank and became a Director of the Company in October 2000 when North Valley Bank acquired Six Rivers Bank. He has been a Certified Public Accountant and managing partner with Cholwell Benz & Hartwick in Crescent City, California, since 1989.

Roger B. Kohlmeier (age 70), was a Director of Yolo Community Bank and became a Director of the Company in August 2004, when North Valley Bank acquired Yolo Community Bank. He was the founding President and Chief Executive Officer of Bank of Woodland which changed its name to Business & Professional Bank at which time he retired but continued on as Director until its sale to U.S. Bank of California in 1997. He is a graduate of California Polytechnic University of San Luis Obispo and is actively involved with the Economic Development Council and Woodland Health Care.

Martin A. Mariani (age 53), was a Director of Yolo Community Bank and became a Director of the Company in August 2004, when North Valley Bank acquired Yolo Community Bank. He is a partner in Mariani Nut Company of Winters, California. He graduated from the University of California, Davis in 1978.

Dolores M. Vellutini (age 72), was a Director of Six Rivers Bank and became a Director of the Company in October 2000, when North Valley Bank acquired Six Rivers Bank. She is a developer and the owner of Vellutini Properties in Eureka, California.

J. M. ("Mike") Wells, Jr. (age 69), is Chairman and a founding member of the Board of Directors of the Company. Mr. Wells was formerly a member of the law firm of Wells, Small, Selke & Graham, a Law Corporation, located in Redding, California. Mr. Wells had practiced law with that firm starting in 1972.

Executive Officers

Certain information with respect to the current Executive Officers of the Company and North Valley Bank (other than Michael J. Cushman, listed above as a Director) is provided below:

Kevin R. Watson (age 44), has served as Executive Vice President and Chief Financial Officer of the Company and its subsidiary since March 2006. Prior to that, he served as Chief Financial Officer at Calnet Business Bank in Sacramento from January 2004 to March 2006. Prior to Calnet Business Bank, his experience includes serving as the Chief Financial Officer of California Independent Bancorp and Feather River State Bank from April 2001 to January 2004.

Scott R. Louis (age 60), has served as Executive Vice President and Chief Operations Officer of the Company and its subsidiary since October 2005. Prior to that, he served as Senior Vice President and Chief Operating Officer since joining the Company in April 2005. Prior to joining the Company, Mr. Louis served as First Vice President for Farmers and Merchants Bank in Lodi, California. Mr. Louis began his financial services career with Bank of America in 1971.

Roger D. Nash (age 61), has served as Executive Vice President and Chief Credit Officer of the Company and its subsidiary since September 2006. Prior to that, he served as Chief Lending Officer of the Company and its subsidiary since joining the Company in October 2005. Prior to that, he served 35 years at Bank of America, most recently as Senior Vice President/Senior Client Manager in Visalia, California. While at Bank of America, he also served as Senior Vice President/Credit Risk Manager and as Senior Vice President in Business Lending.

Gary S. Litzsinger (age 54), has served as Executive Vice President and Chief Risk Officer of the Company and its subsidiary since October 2005. Prior to that, he served as Senior Vice President and Chief Risk Officer since joining the Company in July, 2004. Prior to joining the Company, Mr. Litzsinger served as Director of Audit and Risk Management for Humboldt Bancorp and Audit Manager for California Federal Savings Bank in Sacramento. He began his audit career in 1990 and obtained his California CPA license in 1994.

Leo J. Graham (age 59), has served as the Corporate Secretary and General Counsel of the Company and its subsidiary since January 2004. Mr. Graham was formerly a member of the law firm of Wells, Small, Selke & Graham, a Law Corporation, located in Redding, California. Mr. Graham had practiced law with that firm starting in 1978.

None of the Company's Directors or Executive Officers (listed in the Summary Compensation Table on page 9) was selected pursuant to any arrangement or understanding other than with the Directors and Executive Officers of the Company acting within their capacities as such. There are no family relationships between any two or more of the Directors or Executive Officers. Except as disclosed above, no Director or Executive Officer currently serves, or within the last five years has served, as a director of any public company, including any company which has a class of securities registered under, or which is subject to the periodic reporting requirements of, the Securities Exchange Act of 1934, or of any company registered as an investment company under the Investment Company Act of 1940.

Code of Business Conduct and Ethics

The Board of Directors of North Valley Bancorp believes the cornerstones of our business are honesty, truthfulness, integrity and ethics.

In keeping with this belief, the Board of Directors has adopted a Code of Business Conduct and Ethics, which applies to the Board of Directors and the officers and employees of the Company and North Valley Bank. The North Valley Bancorp Code of Business Conduct and Ethics is available through the Shareholders Relations link on the Company's website at www.novb.com. A copy of the Code of Business Conduct and Ethics may be obtained without charge by submitting a request to the Corporate Secretary, P.O. Box 994630, Redding, CA 96099-4630.

Leadership Structure

The positions of Chairman of the Board of Directors and President and Chief Executive Officer are filled by different persons. Mr. Wells, an independent director, serves as Board Chairman, while Mr. Cushman serves as President and Chief Executive Officer. The Board believes that separating the roles of Chairman and Chief Executive Officer is preferable and in the best interests of shareholders because it gives the independent directors a significant role in setting priorities and enhances the Board's ability to fulfill its oversight responsibilities. Separating the positions also provides an independent viewpoint and focus at meetings of the Board and improves communication between executive management and the Board.

Risk Oversight

Risk management is the responsibility of management and risk oversight is the responsibility of the Board of Directors. The Board administers its risk oversight function principally through a division of responsibility within its committee structure, with each committee of the Board of Directors being responsible for overseeing risk within its area of responsibility. The responsibilities of the Board committees are discussed under each committee in this Item 10. Some significant risk oversight matters are reported directly to the Board, including matters not falling within the area of the responsibility of any committee. Types of risks with the potential to adversely affect the Company include credit, interest rate, liquidity, and compliance risks, and risks relating to our operations and reputation. Management regularly provides the Board of Directors and its various committees with a significant amount of information regarding a wide variety of matters affecting the Company. Matters presented to the Board and board committees generally include information with respect to risk, including input from the Executive Vice President and Chief Risk Officer. The Board and its committees consider the risk aspects of such information and often request additional information with respect to issues that involve risks to the Company. The Board and its committees also raise risk issues on their own initiative.

Review of Risk Associated With Compensation Plans

The Company develops and implements compensation plans that provide strategic direction to the plan participants and engage them in the Company's success, thereby contributing to shareholder value. The Board of Directors believes that its approach to goal setting, performance evaluation and discretion in the payout of incentives help to mitigate excessive risk-taking that could harm the Company or reward poor judgment by senior officers. The Company's pay programs are designed to reward outstanding individual and team performance while mitigating risk taking behavior that might affect financial results. The Compensation Committee met with senior officers, including the General Counsel and Corporate Secretary of the Company, to review the 2009 incentive compensation plans and concluded that, based on the controls described above and elsewhere in this report, that such plans do not present risks that are reasonably likely to have a material adverse effect on the Company.

Committees of the Board of Directors

The Board of Directors of the Company has established the following committees of the Board: Audit, Nominating, Compensation and Executive/Corporate Governance.

The current members of the Board and the Committees of the Board on which they serve are as follows:

Director	Audit Committee	Nominating Committee	Compensation Committee	Executive/Corporate Governance Committee
William W. Cox (1)		*	*	*
Michael J. Cushman				*
Royce L. Friesen	*	**	**	*
Dante W. Ghidinelli (2)	**			*
Kevin D. Hartwick (2)	*			
Roger B. Kohlmeier	*			
Martin A. Mariani		*	*	
Dolores M. Vellutini (2)	*			
J. M. ("Mike") Wells, Jr. (2)(3)	*	*	*	**

* Member
** Chairman

(1) Mr. Cox is the Chairman of the Director's Loan Committee of North Valley Bank.
(2) Mr. Ghidinelli, Mr. Hartwick, Ms. Vellutini, and Mr. Wells also serve on the Director's Loan Committee of North Valley Bank.
(3) Mr. Wells as Chairman of the Company serves on all Board Committees.

Audit Committee

The functions of the Audit Committee are more particularly described in the Audit Committee Charter, a copy of which will be attached to the Company's 2010 Proxy Statement. The Board of Directors has determined that Chairman Dante W. Ghidinelli and Director Kevin D. Hartwick each qualify as a result of their accounting backgrounds as an Audit Committee Financial Expert as defined under the Sarbanes-Oxley Act of 2002, SEC rules and regulations and NASDAQ listing standards. The Audit Committee met five (5) times in 2009. For more information, see the "Audit Committee Report" on page 27.

Nominating Committee

In 2004, the Board of Directors adopted a Nominating Committee Charter and appointed the initial members of the Nominating Committee. All of the members are "independent" within the requirements of the Sarbanes-Oxley Act of 2002, the rules and regulations of the Securities and Exchange Commission and the corporate governance listing standards of the NASDAQ Stock Market. The Nominating Committee held one meeting in 2009. The functions of the Nominating Committee are more particularly described in the Nominating Committee Charter, a copy of which will be attached to the Company's 2010 Proxy Statement.

The Nominating Committee Charter includes a policy for consideration of candidates proposed by shareholders. Any recommendations by shareholders will be evaluated by the Nominating Committee in the same manner as any other recommendation and in each case in accordance with the Nominating Committee Charter. Shareholders that desire to recommend candidates for consideration by the Nominating Committee should mail or deliver written recommendations to the Nominating Committee addressed as follows: North Valley Bancorp Nominating Committee, P.O. Box 994630, Redding, CA 96099-4630. Each recommendation should include the experience and expertise of the candidate that qualifies the candidate for consideration as a potential director for evaluation by the Nominating Committee. The Nominating Committee considers candidates for director according to various criteria, including financial resources, the ability to devote time and effort as necessary to fulfill the responsibilities of a director and involvement in community activities. Diversity is another factor considered by the Nominating Committee. Among other matters, this may include an evaluation of (a) the competencies and skills that the candidate possesses and the candidate's areas of qualification and expertise that would enhance the composition of the Board of Directors and (b) how the candidate would contribute to the Board's overall balance of expertise, perspectives, backgrounds and experiences in substantive matters pertaining to the Company's business. The Company has not adopted a formal diversity policy with regard to the selection of director-candidates. Shareholders who wish to nominate a candidate for election to the Company's Board of Directors, as opposed to recommending a potential nominee for consideration by the Nominating Committee, are required to comply with the advance notice and any other requirements of the Company's Bylaws, applicable laws and regulations.

Compensation Committee

In 2004, the Board of Directors formed a Compensation Committee comprised solely of independent directors. This Committee reviews and recommends to the Board of Directors salaries, performance-based incentives, both annual and long term, and other matters relating to Compensation of the Executive Officers.

The Compensation Committee also reviews and approves various other compensation policies and matters. The Compensation Committee held two (2) meetings in 2009. For more information, see the "Report of the Compensation Committee" on page 17.

Executive/Corporate Governance Committee

The Company has an Executive/Corporate Governance Committee which functions to review, evaluate and make decisions on actions that are required between the regular meetings of the Board of Directors. In addition, this Committee functions to review and recommend to the Board of Directors principles, policies and procedures affecting the Board of Directors and its operation and effectiveness. The Committee further oversees the evaluation of the Board of Directors and its effectiveness. The Committee met one (1) time in 2009.

Meetings of the Board of Directors

During 2009, the Board of Directors held four (4) regularly scheduled meetings and six (6) special meetings. In 2009, each Director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors (held during the period for which he or she was a Director) and the total number of meetings of Committees of the Board of Directors on which such Director served (during the periods that he or she served).

The Company encourages the members of its Board of Directors to attend the Company's annual meeting of shareholders each year. All of the Directors attended the Company's annual meeting of shareholders held in 2009.

Shareholder Communications with Directors

A shareholder who wishes to communicate directly with the Board of Directors, a Committee of the Board or an individual Director should send correspondence to:

> Board of Directors (or Committee Name or Director's Name)
> c/o Corporate Secretary
> North Valley Bancorp
> P.O. Box 994630
> Redding, California 96099-4630

The Corporate Secretary has been instructed to forward such correspondence to the Board Committee or individual as addressed as soon as practicable. If it is marked "Personal and Confidential," it will only be forwarded to the addressee. The Board has instructed the Corporate Secretary, prior to forwarding any correspondence, to review such correspondence and, in his discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's Directors and Executive Officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission (the "SEC") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, Directors and greater than 10% shareholders are required by the SEC to furnish the Company with copies of all Section 16 (a) forms they file.

To the Company's knowledge, based solely on a review of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2009, all Section 16(a) filing requirements applicable to its officers, Directors and 10% shareholders were complied with on a timely basis, except that Director Martin A. Mariani failed to timely file a Form 4 reporting the purchase of Company stock, which was corrected by the filing of a Form 5 on February 13, 2009.

ITEM 11. EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Board of Directors of North Valley Bancorp strives to ensure that its compensation plan is consistent with the strategic goals and objectives of the Company and maintains the standards of good corporate governance.

Philosophy

All of the Company's compensation programs are designed to attract and retain key employees, motivating them to achieve and rewarding them for superior performance. Different programs are geared to short and longer-term performance with the goal of increasing stockholder value over the long term. Executive compensation programs impact all employees by setting general levels of compensation and helping to create an environment of goals, rewards and expectations. North Valley Bancorp believes the performance of every employee is important to its success and recognizes the importance of executive compensation and incentive programs to achieve improved performance.

North Valley Bancorp believes that the compensation of its executives should reflect their success as a management team, rather than individuals, in attaining key operating objectives, such as growth of deposits, loans, maintaining credit quality, growth of operating earnings and earnings per share and growth or maintenance of market share and long-term competitive advantage, and ultimately, in attaining an increased market price for its stock. North Valley Bancorp believes that the performance of the executives in managing the Company, considered in light of general economic and specific company, industry and competitive conditions, should be the basis for determining their overall compensation. North Valley Bancorp also believes that their compensation should not be based on the short-term performance of the Company stock, whether favorable or unfavorable, but rather that the price of the Company stock will, in the long-term, reflect its operating performance, and ultimately, the management of the Company by its executives. North Valley Bancorp seeks to have the long-term performance of the Company stock reflected in executive compensation through stock option awards.

Compensation Committee Interlocks and Insider Participation

During the fiscal year 2009, Michael J. Cushman participated in deliberations of the Company's Board of Directors concerning executive officer compensation for all Executive Officers, excluding himself.

Overview of Compensation and Process

Elements of compensation for corporate executives include: salary, bonus, stock option awards, deferred compensation plans, salary continuation plan, health, disability and life insurance, and perquisites. Base salaries are proposed for Messrs. Cushman, Watson, Louis, Nash, Litzsinger and Graham at the regularly scheduled December meeting of the Compensation Committee. At this meeting, the Compensation Committee also reviews and recommends the management incentive plan for the new fiscal year (the "Executive Discretionary Incentive Plan") and recommends stock option awards for the Company's Executive Officers and certain other eligible employees.

At the beginning of each fiscal year, it has been the practice of the Compensation Committee to meet and review the history of all the elements of each Executive Officer's total compensation over previous years and compare the compensation of the Executive Officers with that of the executive officers in an appropriate market place and industry comparison group. Typically, the Chief Executive Officer makes compensation recommendations to the Compensation Committee with respect to the Executive Officers who report to him. Such Executive Officers are not present at the time of these deliberations. The Chairman of the Board then makes compensation recommendations to the Compensation Committee with respect to the Chief Executive Officer, who is absent from that meeting. The Compensation Committee may accept or adjust such recommendations.

North Valley Bancorp chooses to pay each element of compensation in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for their balanced focus on long-term strategic goals as well as short-term performance. The amount of each element of compensation is determined by or under the direction of the Compensation Committee, which uses the following factors to determine the amount of salary and other benefits to pay each Executive Officer:

- Performance against corporate and individual objectives for the previous year;
- Value of their unique skills and capabilities to support long-term performance of the Company;
- Achievement of strategic objectives;
- Earnings per share;
- Deposits and/or loan growth; and
- Any of the above measures compared to peer or other companies.

These elements fit into our overall compensation objectives by helping to secure the future potential of our operations, facilitating our strategic plan, providing proper compliance and regulatory compliance, and helping to create a cohesive team. Actual performance measures for the Executive Officers will be chosen by the Compensation Committee. During 2009, an outside benefits attorney was engaged by the Company to review non-qualified deferred compensation plans and to recommend changes to those plans to make them conform with IRS regulations and regulatory requirements and, further, to advise with regard to best practices concerning the structure and implementation of those plans.

In 2008, because of the national economic downturn and, specifically, the impact such economic downturn was having on financial institutions across the country, the Company and its subsidiary bank experienced a reduction in its operating results, compared to previous years. The Compensation Committee, in consultation with Chief Executive Officer Michael J. Cushman, evaluated the performance of the Chief Executive Officer and the other members of the Executive team in light of the overall poor economic conditions and the resulting impact on earnings of the Company. Based on those factors, the Compensation Committee determined that salaries of the Chief Executive Officer and Executive Officers for 2009 should remain at 2008 levels. The Compensation Committee also determined that incentive and performance bonuses, merit increases and related Executive Compensation should be suspended and, further, did not recommend any stock option grants in January 2009, as would ordinarily have been considered. This decision to "freeze" Executive Compensation was not driven by poor performance of the Executive Officers, but rather based on the lack of earnings of the Company during a nationwide economic downturn of a scale that has not been experienced in the banking industry for several generations. In 2009, the Compensation Committee determined that salaries of the Chief Executive Officer and the other Executive officers for 2010 should continue to remain at 2008 levels along with the "freeze" in other Executive compensation. As disclosed in the filing of a Current Report on Form 8-K filed with the Commission on September 30, 2009, the Board of Directors determined that it would freeze the salary continuation benefits under the North Valley Bancorp Salary Continuation Plan. The Board of Directors ratified and approved the recommendations of the Compensation Committee at the January 2010 meeting of the Board.

EXECUTIVE COMPENSATION

Base Salary

It is the goal of the Company's Compensation Committee to establish salary compensation for its Executive Officers based on the Company's operating performance relative to comparable peer companies over a three-year to five-year period. North Valley Bancorp believes this gives it the opportunity to attract and retain talented managerial employees, both at the senior executive level and below. As indicated above, 2010 salaries for the Executive Officers remain unchanged from 2008 and 2009 salaries.

Bonus

The Executive Discretionary Incentive Plan is designed to reward the Company's executives for the achievement of short-term financial goals, including increases in performance against peer banks, the achievement of short-term and long-term strategic goals, and overall financial performance of the Company. It is the Company's general philosophy that management be rewarded for their performance as a team in the attainment of these goals, rather than individually. North Valley Bancorp believes that this is important to aligning our Executive Officers and promoting teamwork among them. Bonus percentages for Executive Officers were initially proposed by a compensation consultant based on an analysis of peer banks and industry sector considerations. Those basic percentages, which are discretionary with the Compensation Committee, have generally been followed in recent years. Those percentages are as follows: for Executive Officers other than the Chief Executive Officer, the range is 10% - 40% of base salary; and for the Chief Executive Officer, the range is 10% - 50% of base salary. Similarly, Executive Officers are eligible for discretionary incentive stock option awards based on the following percentages: for Executive Officers other than the Chief Executive Officer, the range is 0% - 5% of base salary as the number of options considered for award; and for the Chief Executive Officer, the range is 0% - 6% of base salary as the number of options considered for award.

Although each Executive Officer is eligible to receive an award at the discretion of the Compensation Committee, the granting of the award as to any individual, officer or as a group, is first at the discretion of the Chief Executive Officer and then, based on his recommendation, at the discretion of the Compensation Committee and the entire Board of Directors. The Compensation Committee may choose whether to award a bonus and decides on the actual level of the award in light of all relevant factors after completion of the applicable fiscal year. As indicated above, no bonuses or stock options have been awarded to the Executive Officers for the year 2009.

The following Summary Compensation Table sets forth the compensation of the President and Chief Executive Officer (Principal Executive Officer) and the Executive Vice President and Chief Financial Officer (Principal Financial Officer) of the Company and all of the other Executive Officers for services in all capacities provided to the Company and North Valley Bank during the years shown:

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary (1)($)	Bonus ($)	Stock Awards ($)	Option Awards (2)($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)($)	All Other Compensation (4)($)	Total ($)
Michael J. Cushman	2009	$ 300,982	—	—	—	—	$ 210,176	$ 7,010	$ 518,168
President and Chief	2008	$ 300,982	—	—	$ 70,966	—	$ 276,256	$ 13,095	$ 661,299
Executive Officer	2007	$ 286,650	124,000	—	$ 74,161	—	$ 254,744	$ 13,508	$ 753,063
Kevin R. Watson	2009	$ 196,560	—	—	—	—	$ 88,983	$ 14,270	$ 299,813
Executive Vice President	2008	$ 196,560	—	—	$ 28,266	—	$ 100,125	$ 20,090	$ 345,041
and Chief Financial Officer	2007	$ 187,200	63,648	—	$ 24,010	—	$ 80,821	$ 16,140	$ 371,819
Scott R. Louis	2009	$ 161,700	—	—	—	—	$ 43,103	$ 9,832	$ 214,635
Executive Vice President	2008	$ 161,700	—	—	$ 17,396	—	$ 50,383	$ 14,863	$ 244,342
and Chief Operating Officer	2007	$ 154,000	52,360	—	$ 13,637	—	$ 27,094	$ 14,137	$ 261,228
Roger D. Nash	2009	$ 161,700	—	—	—	—	$ 55,487	$ 9,446	$ 226,633
Executive Vice President	2008	$ 161,700	—	—	$ 24,958	—	$ 62,280	$ 14,403	$ 263,341
and Chief Credit Officer	2007	$ 154,000	52,360	—	$ 21,159	—	$ 29,980	$ 11,100	$ 268,599
Gary S. Litzsinger	2009	$ 120,000	—	—	—	—	$ 19,344	$ 5,743	$ 145,087
Executive Vice President	2008	$ 120,000	—	—	$ 18,490	—	$ 21,218	$ 8,489	$ 168,197
and Chief Risk Officer	2007	$ 111,100	35,885	—	$ 17,415	—	$ 18,670	$ 6,480	$ 189,550
Leo J. Graham	2009	$ 179,000	—	—	—	—	$ 141,781	$ 8,094	$ 328,875
General Counsel and	2008	$ 179,000	—	—	$ 25,004	—	$ 172,642	$ 14,090	$ 390,736
Corporate Secretary	2007	$ 170,500	57,382	—	$ 25,525	—	$ 143,658	$ 13,522	$ 410,587

(1) Base salary includes 401(k) Plan and Executive Deferred Compensation Plan ("EDCP") contributions made by the named officers.

(2) The amount reported in this column represents the grant date fair value of options granted during the years shown. The assumptions used to calculate fair value were done in accordance with ASC Topic 718 and are described in Footnote 1 to consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

(3) The amounts in this column represent the increase in the actuarial net present value of all future retirement benefits under the individual's salary continuation plan and the above-market or preferential earnings on any nonqualified deferred compensation. The above-market rate is determined by using the amount above 120% of the Federal long-term rate. For 2008, the interest rate paid was 10.072% and the above-market rate was determined to be 5.20%. For 2009, the interest rate paid was 8.757%, and the above-market rate was determined to be 4.56%.

(4) Included in this column are perquisites described below in the table under the heading "Perquisites."

Perquisites

Executive Officers who participated in the North Valley Bancorp 401(k) Plan received matching funds, as did all employees of the Company who participated in the Plan. All of the Company's employees and Executive Officers named in the Summary Compensation Table above are eligible to participate in the Company's ESOP Plan. Executive Officers, in addition, are eligible to receive the same health and insurance benefits as made available to all other employees of the Company. In addition, the Executive Officers are eligible to participate in executive and key employee deferred compensation plans as discussed hereafter. Executive Officers also have certain perquisites as follows:

Name and Principal Position	Year	Auto Allowance ($)	Club Memberships & Dues ($)	401K Matching Contribution ($)	ESOP ($)	Total ($)
Michael J. Cushman	2009	$ 646	$ 3,720	—	$ 2,644	$ 7,010
President and Chief	2008	$ 646	$ 3,720	$ 5,199	$ 3,530	$ 13,095
Executive Officer	2007	$ 2,350	$ 3,600	$ 3,850	$ 3,708	$ 13,508
Kevin R. Watson	2009	$ 6,000	$ 3,660	$ 1,966	$ 2,644	$ 14,270
Executive Vice President	2008	$ 6,000	$ 3,660	$ 6,900	$ 3,530	$ 20,090
and Chief Financial Officer	2007	$ 6,000	$ 3,540	$ 6,600	—	$ 16,140
Scott R. Louis	2009	$ 1,850	$ 3,720	$ 1,618	$ 2,644	$ 9,832
Executive Vice President	2008	$ 1,850	$ 3,410	$ 6,406	$ 3,197	$ 14,863
and Chief Operating Officer	2007	$ 1,850	$ 3,590	$ 6,058	$ 2,639	$ 14,137
Roger D. Nash	2009	$ 1,450	$ 3,720	$ 1,632	$ 2,644	$ 9,446
Executive Vice President	2008	$ 1,450	$ 3,720	$ 6,046	$ 3,187	$ 14,403
and Chief Credit Officer	2007	$ 1,450	$ 3,595	$ 6,055	—	$ 11,100
Gary S. Litzsinger	2009	$ 1,450	$ 1,320	$ 1,200	$ 1,773	$ 5,743
Executive Vice President	2008	$ 1,450	—	$ 4,711	$ 2,328	$ 8,489
and Chief Risk Officer	2007	$ 1,450	—	$ 2,916	$ 2,114	$ 6,480
Leo J. Graham	2009	—	$ 3,660	$ 1,790	$ 2,644	$ 8,094
General Counsel and	2008	—	$ 3,660	$ 6,900	$ 3,530	$ 14,090
Corporate Secretary	2007	—	$ 3,540	$ 6,600	$ 3,382	$ 13,522

Stock Option Awards

North Valley Bancorp intends that its stock option award program be the primary vehicle for offering long-term incentives and rewarding its Executive Officers and key employees. The Company also regards its stock option award program as a key retention tool. This is a very important factor in its determination of the type of option award to grant and the number of underlying shares that are granted in connection with that award. Because of the direct relationship between the value of an option and the market price of the Company's Common Stock, North Valley Bancorp has always believed that granting stock options is the best method of motivating the Executive Officers to manage the Company in a manner that is consistent with the interests of the Company and its shareholders. No stock options were awarded to Executive Officers in 2009.

Timing of Grants

Stock options to the Company's Executive Officers and other key employees are typically granted annually in conjunction with a review of the individual performance of its Executive Officers. This review takes place at the regularly scheduled meeting of the Compensation Committee, which is held in conjunction with the quarterly meeting of the Board in January following the fiscal year under consideration. Grants to newly hired employees are effective on the date of grant as consideration for the hiring of the new employee. The exercise price of all stock options is set at the closing price of the day of Common Stock as reported on the NASDAQ Global Select Market on the date of grant. As indicated in the following table, the Compensation Committee did not recommend and the Board of Directors did not grant any stock options to the Executive Officers for 2009.

2009 GRANTS OF PLAN-BASED AWARDS TABLE

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Michael J. Cushman	—	—	—	—	—	—	—	—	—	— —	—
Kevin R. Watson	—	—	—	—	—	—	—	—	—	— —	—
Scott R. Louis	—	—	—	—	—	—	—	—	—	— —	—
Roger D. Nash	—	—	—	—	—	—	—	—	—	— —	—
Gary S. Litzsinger	—	—	—	—	—	—	—	—	—	— —	—
Leo J. Graham	—	—	—	—	—	—	—	—	—	— —	—

Outstanding Equity Awards At Fiscal Year—End

The following table summarizes information about the options, warrants and rights and other equity compensation for each Executive Officer under the Company's equity plans as of December 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael J. Cushman	14,859 (1)	—	—	$ 8.87	4/26/2011	—	—	—	—
	10,638 (2)	—	—	$ 9.40	1/24/2012	—	—	—	—
	15,000 (3)	—	—	$ 10.24	7/25/2012	—	—	—	—
	18,900 (4)	—	—	$ 13.06	1/30/2013	—	—	—	—
	12,000 (5)	—	—	$ 15.72	1/20/2014	—	—	—	—
	14,963 (7)	—	—	$ 19.86	1/20/2015	—	—	—	—
	11,970 (10)	2,993	—	$ 17.95	2/3/2016	—	—	—	—
	8,977 (12)	5,986 (12)	—	$ 20.03	1/25/2017	—	—	—	—
	7,223 (13)	10,836 (13)	—	$ 13.01	1/24/2018	—	—	—	—
	11,766 (14)	47,067 (14)		$ 4.79	11/20/2018				
Kevin R. Watson	8,000 (11)	2,000 (11)	—	$ 16.38	4/27/2016	—	—	—	—
	4,320 (12)	2,880 (12)	—	$ 20.03	1/25/2017	—	—	—	—
	3,744 (13)	5,616 (13)		$ 13.01	1/24/2018				
	1,859 (14)	7,437 (14)		$ 4.79	11/20/2018				

Scott R. Louis	2,500 (8)	— (8)	—	$	17.63	4/28/2015	—	—	—	—
	3,360 (12)	2,240 (12)		$	20.03	1/25/2017				
	3,080 (13)	4,620 (13)		$	13.01	1/24/2018				
	1,106 (14)	4,424 (14)		$	4.79	11/20/2018				
Roger D. Nash	10,000 (9)	— (9)	—	$	17.00	10/20/2015	—	—	—	—
	3,360 (12)	2,240 (12)	—	$	20.03	1/25/2017	—	—	—	—
	3,080 (13)	4,620 (13)		$	13.01	1/24/2018				
	1,631 (14)	6,524 (14)		$	4.79	11/20/2018				
Gary S. Litzsinger	4,000 (6)	— (6)	—	$	16.18	8/5/2014	—	—	—	—
	2,000 (7)	— (7)	—	$	19.86	1/20/2015	—	—	—	—
	2,284 (10)	572 (10)	—	$	17.95	2/3/2016	—	—	—	—
	2,515 (12)	1,677 (12)	—	$	20.03	1/25/2017	—	—	—	—
	2,222 (13)	3,333 (13)		$	13.01	1/24/2018				
	1,302 (14)	5,209 (14)		$	4.79	11/20/2018				
Leo J. Graham	5,000 (5)	— (5)	—	$	15.72	1/20/2014	—	—	—	—
	3,000 (7)	— (7)	—	$	19.86	1/20/2015	—	—	—	—
	3,360 (10)	840 (10)	—	$	17.95	2/3/2016	—	—	—	—
	3,934 (12)	2,624 (12)	—	$	20.03	1/25/2017	—	—	—	—
	3,410 (13)	5,115 (13)		$	13.01	1/24/2018				
	1,909 (14)	7,640 (14)		$	4.79	11/20/2018				

(1) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at April 26, 2005.

(2) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 24, 2006.

(3) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at July 25, 2006.

(4) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 30, 2007.

(5) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 20, 2008.

(6) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at August 5, 2008.

(7) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at January 20, 2009.

(8) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at April 28, 2009.

(9) These stock options vest 20% at grant date and vest 20% per year over the next four years; 100% were vested at October 20, 2009.

(10) These stock options vest 20% at grant date and vest 20% per year over the next four years; 80% were vested at February 3, 2009 with the remaining vesting to occur on February 3, 2010.

(11) These stock options vest 20% at grant date and vest 20% per year over the next four years; 80% were vested at April 27, 2009 with the remaining vesting to occur on April 27, 2010.

(12) These stock options vest 20% at grant date and vest 20% per year over the next four years; 60% were vested at January 25, 2009 with the remaining vesting to occur on January 25, 2010 and 2011.

(13) These stock options vest 20% at grant date and vest 20% per year over the next four years; 40% were vested at January 24, 2009 with the remaining vesting to occur on January 24, 2010, 2011 and 2012.

(14) These stock options vest 20% per year over the next five years; 20% were vested at November 20, 2009 with the remaining vesting to occur on November 20, 2010, 2011, 2012 and 2013.

Options Exercised and Stock Vested

The following table summarizes information with respect to stock option awards exercised and restricted stock and restricted stock unit awards vested during fiscal year 2009 for each of the Executive Officers.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Michael J. Cushman	—	—	—	—
Kevin R. Watson	—	—	—	—
Scott R. Louis	—	—	—	—
Roger D. Nash	—	—	—	—
Gary S. Litzsinger	—	—	—	—
Leo J. Graham	—	—	—	—

Employment Agreements

The Company entered into an Employment Agreement with Michael J. Cushman in 2001. The Company entered into an Employment Agreement with Leo J. Graham in 2004, revised in 2006. The Company entered into Employment Agreements with Gary S. Litzsinger, Scott R. Louis and Roger D. Nash during 2005. The Company entered into an Employment Agreement with Kevin R. Watson in 2006.

The Employment Agreement entered into in 2001 with Mr. Cushman had an initial term of three years with annual renewals. The Employment Agreements with Messrs. Watson, Louis, Nash, Litzsinger, and Graham have an initial term of one year and provide that they will be extended for additional one-year periods, or be at will, unless either the employee or the employer gives notice of non-renewal before the end of the term or extended term. All of the Employment Agreements have been extended at their annual anniversary dates upon the same terms and conditions, except for Mr. Cushman, whose Employment Agreement has been extended annually since the end of its initial three year term upon the same terms and conditions. As a result of North Valley Bancorp and North Valley Bank entering into a formal agreement with the Federal Reserve Bank of San Francisco, as reported in the Company's Current Report on Form 8-K filed with the Commission on January 8, 2010, Executive Officers' compensation agreements, including the renewal thereof, is subject to review and an indication of non-objection from the Federal Reserve Bank of San Francisco and from the Federal Deposit Insurance Corporation. The compensation paid to each of Messrs. Cushman, Watson, Louis, Nash, Litzsinger, and Graham for years 2009, 2008 and 2007 under the terms of their respective Employment Agreements is set forth in the Summary Compensation Table on page 9 of this report.

Under the terms of their respective Employment Agreements, all Executive Officers are eligible to participate in the Executive Deferred Compensation Plan and the Salary Continuation Agreements (see discussion below) and are entitled to all other benefits made available to employees of the Company generally.

All Executive Officers are entitled to severance pay upon termination by the Company without cause in an amount ranging from six months to 24 months of current base salary, except Mr. Cushman who is also entitled to a pro rata share of his annual incentive compensation for the prior year.

POST-EMPLOYMENT COMPENSATION

Salary Continuation Agreements

The Company has entered into a Salary Continuation Agreement with each of the Executive Officers. The Salary Continuation Agreements provide for five general classes of benefits for Executive Officers, which benefits vest over a period of eight (8) to ten (10) years with credit for prior service or as determined by the Chief Executive Officer and the Board of Directors:

(1) Normal Retirement Benefits. The normal retirement benefit is calculated to provide a target benefit in the amount equal to sixty percent (60%) of the executive's compensation at the time of retirement (age 65) or a lesser amount as determined by the Chief Executive Officer and the Board of Directors.
(2) Early Termination Benefit. The early termination benefit is the vested portion of the target retirement benefit.
(3) Disability Benefit. The disability benefit is a Disability Lump Sum Benefit specified in the agreement for the plan year immediately preceding the disability, payable only upon total disability as defined in the agreement.
(4) Death Benefit. The death benefit is an amount determined by a formula that takes into account the number of years of service and the anticipated compensation level at the age of retirement.
(5) Change of Control Benefit. The change of control benefit is an amount determined as follows: Executive Officer's Fully Vested Present Value Benefit payable at age 65 for the current plan year plus two times the Executive Officer's current Plan Year Compensation (except with respect to the Chief Executive Officer, which is 2.99 times plan year compensation). This benefit is payable only in the event of a change in control as defined in the Salary Continuation Agreement and is limited by the provisions of Internal Revenue Code section 280(g).

In consulting with its compensation consultant, Clark Consulting, the Company determined that it would be more cost effective for the Company to acquire prepaid policies of life insurance to fund these anticipated future obligations than to pay annual premiums. The Company, as a result of acquiring the prepaid policies, will have cash values in the policies in excess of the amount paid for those policies.

The Company and the Executive Officers who have Salary Continuation Agreements have entered into split dollar life insurance agreements in connection with the life insurance policies obtained by the Company on their lives.

The following table illustrates the approximate annual retirement income that may become payable to a key employee credited with the number of years of service shown, assuming that benefits commence at age 65 and are payable in the form of an annuity for the employee's life or for 20 years (whichever is greater):

ANNUAL RETIREMENT INCOME
Years of Credited Service

Final Average Compensation	1	2	3	4	5
$ 100,000	$ 6,000	$ 12,000	$ 18,000	$ 24,000	$ 30,000
120,000	7,200	14,400	21,600	28,800	36,000
140,000	8,400	16,800	25,200	33,600	42,000
160,000	9,600	19,200	28,800	38,400	48,000
180,000	10,800	21,600	32,400	43,200	54,000
200,000	12,000	24,000	36,000	48,000	60,000
250,000	15,000	30,000	45,000	60,000	75,000
300,000	18,000	36,000	54,000	72,000	90,000

Final Average Compensation	6	7	8	9	10
$ 100,000	$ 36,000	$ 42,000	$ 48,000	$ 54,000	$ 60,000
120,000	43,200	50,400	57,600	64,800	72,000
140,000	50,400	58,800	67,200	75,600	84,000
160,000	57,600	67,200	76,800	86,400	96,000
180,000	64,800	75,600	86,400	97,200	108,000
200,000	72,000	84,000	96,000	109,000	121,000
250,000	90,000	105,000	120,000	135,000	150,000
300,000	108,000	126,000	144,000	162,000	180,000

Mr. Cushman began accruing retirement benefits under his Salary Continuation Agreement effective January 1, 2001, and is fully vested. Messrs. Watson, Louis, Nash, Litzsinger, and Graham began accruing retirement benefits under their Salary Continuation Agreements according to their respective hire dates.

As of December 31, 2009, the Company's aggregate accrued obligations under all Salary Continuation Agreements were $5,795,000 (includes obligations to retirees under old plans). As reported in the Company's Current Report on Form 8-K filed with the Commission on September 30, 2009, the Board of Directors elected to "freeze" the North Valley Bancorp Salary Continuation Plan for Executive Officers.

The following table summarizes the retirement benefits payable to the Executive Officers as of December 31, 2009.

PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Michael J. Cushman	Salary Continuation Plan	12	$ 560,522	—
Kevin R. Watson	Salary Continuation Plan	3	$ 30,512	—
Scott R. Louis	Salary Continuation Plan	4	$ 110,588	—
Roger D. Nash	Salary Continuation Plan	4	$ 120,247	—
Gary S. Litzsinger	Salary Continuation Plan	5	$ 48,725	—
Leo J. Graham	Salary Continuation Plan	6	$ 259,408	—

Executive Deferred Compensation Plan

The Executive Deferred Compensation Plan ("EDCP"), adopted by the Directors of the Company and North Valley Bank effective January 1, 2001 and restated effective January 1, 2007, is a nonqualified executive benefit plan in which the eligible executive voluntarily elects to defer some or all of his or her current compensation in exchange for the Company's promise to pay a deferred benefit. The deferred compensation is credited with interest under the plan and the accrued liability is paid to the executive at retirement. Unlike a 401(k) plan or a pension plan, an EDCP is a nonqualified plan. Accordingly, this plan is selectively made available to certain highly compensated employees and executives without regard to the nondiscrimination requirements of qualified plans. The EDCP is also an unfunded plan, which means there are no specific assets set aside to fund the plan. The Company has purchased life insurance policies in order to provide for payment of its obligations under the Executive Deferred Compensation Plan, but the executive has no rights under the plan beyond those of a general creditor of the plan sponsor. The deferred amount is not taxable income to the individual and is not a tax-deductible expense to the plan sponsor.

The EDCP is embodied in a written agreement between the plan sponsor and the executive selected to participate in the plan. The agreement includes provisions that indicate the benefits to be provided at retirement or in the event of death, disability, or termination of employment prior to retirement. The agreement provides for full vesting of deferred amounts since the executive is setting aside his or her current compensation. If the individual leaves, the account balance would be paid according to the terms specified in the agreement. If the individual were to die prior to or during retirement, the promised benefits would be paid to the individual's beneficiary or estate.

As of December 31, 2009, the Company's aggregate accrued obligations under all executive deferred compensation plans were $236,000.

The following table summarizes the nonqualified deferred compensation benefits payable to the Executive Officers as of December 31, 2009.

NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year (1)($)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Michael J. Cushman	—	—	$ 6,891	—	$ 82,469
Kevin R. Watson	—	—	—	—	—
Scott R. Louis	—	—	—	—	—
Roger D. Nash	—	—	—	—	—
Gary S. Litzsinger	$ 4,800	—	$ 1,804	—	$ 23,811
Leo J. Graham	—	—	$ 771	—	$ 9,227

(1) Earnings credited to the accounts are based upon the terms of the Deferred Compensation Plan. The rate credited for 2009 was 8.757%.

Change in Control Agreements

In the event of a sale, dissolution or liquidation of the Company or a merger or a consolidation in which the Company is not the surviving or resulting Company, a "change in control" occurs.

All of the Executive Officers are, upon a change in control of the Company, entitled under their Employment Agreements to receive the "change in control" benefits described in their Salary Continuation Agreements (see discussion of Salary Continuation Agreements above).

All options outstanding under the 1989 Director Stock Option Plan, the 1998 Employee Stock Incentive Plan, the 1999 Director Stock Option Plan, and the 2008 Stock Incentive Plan which at the time are not fully vested may, nonetheless, under the terms of the relevant agreement of merger or consolidation or plan of sale, liquidation or dissolution, be entitled to be exercised as if they were fully (100 percent) vested. Summary information regarding each Company stock option plan is set forth below.

The North Valley Bank Executive Deferred Compensation Agreements and North Valley Bank Executive Salary Continuation Agreements provide for the acceleration of the payment of benefits to Executive Officers thereunder upon a change in control of the Company. Summary information regarding such agreements is set forth below, as of December 31, 2009.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name		Amount Payable (1)
Michael J. Cushman	Payment of Three-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$ 1,587,468
Kevin R. Watson	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$ 511,712
Scott R. Louis	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$ 579,484
Roger D. Nash	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$ 598,800
Gary S. Litzsinger	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$ 361,374
Leo J. Graham	Payment of Two-times current Salary plus 3-year Average Bonus and Accelerated vesting of Salary Continuation Plan	$ 828,618

(1) Each amount shown in this column is the maximum, as the individual Agreements limit the amount of payment to any Executive Officer as a result of a change in control, including the value of acceleration of any equity awards and salary continuation plans, to the maximum amount permissible to avoid an "excess parachute payment" under Section 280(g) of the Internal Revenue Code.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee consists of the following members of the Company's Board of Directors: Royce L. Friesen (Chairman), William W. Cox and Martin A. Mariani. All members of the Committee are independent as defined under the Sarbanes-Oxley Act of 2002, the rules and regulations of the Securities and Exchange Commission and the corporate governance listing standards of the NASDAQ Stock Market.

The Compensation Committee reviews and recommends to the Board of Directors, salaries, performance based incentives, both annual and long-term, and other matters relating to the compensation of the Chief Executive Officer and the Chief Executive Officer's recommendations as to Executive Officers, taking into consideration non-salary based benefits in the form of Company paid expenses for car allowances and club memberships. The Committee determines the base salary for the Chief Executive Officer by: (1) examining the Company's performance against its preset goals, (2) examining the Company's performance within the banking industry, (3) evaluating the overall performance of the Chief Executive Officer, and (4) comparing the base salary of the Chief Executive Officer to that of other chief executive officers in the banking industry in the Company's market area. In January 2010, the Committee recommended, and the Board approved, the following executive salaries effective February 1, 2010: Mr. Cushman's annual salary of $300,982; Mr. Watson's annual salary of $196,560; Mr. Louis' annual salary of $161,700; Mr. Nash's annual salary of $161,700; Mr. Litzsinger's annual salary of $120,000, and Mr. Graham's annual salary of $179,000. The base salary levels for all Executive Officers remain unchanged from 2008. The Compensation Committee determined in consultation with President and Chief Executive Officer, Michael J. Cushman, that all Executive Officer compensation continue at 2008 levels, and that no incentive bonuses or merit increases be paid for 2009. The Compensation Committee also suspended the award of incentive stock option grants that normally would be granted in January of 2010 for performance in 2009. The basis for the suspension of incentive bonus compensation and merit increase to base salary was because of the economic downturn nationwide and in California that has negatively affected the earnings of the Company. The Board of Directors approved the recommendations of the Compensation Committee.

The members of the Compensation Committee have reviewed and discussed the foregoing Compensation Discussion and Analysis with management and, based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the North Valley Bancorp 2010 Proxy Statement and the Annual Report on Form 10-K for the year ended December 31, 2009.

Submitted by:

Royce L. Friesen, Chairman
William W. Cox
Martin A. Mariani

NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S PREVIOUS OR FUTURE FILINGS UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 THAT MIGHT INCORPORATE THIS FORM 10-K/A OR FUTURE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IN WHOLE OR IN PART, THE ABOVE REPORT OF THE COMPENSATION COMMITTEE SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY SUCH FILING.

DIRECTOR COMPENSATION

Director Deferred Fee Plan

The Director Deferred Fee Plan ("DDFP"), adopted by the Directors of the Company and North Valley Bank effective January 1, 2001 and restated effective January 1, 2007, is a nonqualified director benefit plan in which the eligible director voluntarily elects to defer some or all of his or her current fees in exchange for the Company's promise to pay a deferred benefit. The deferred fees are credited with interest under the plan and the accrued liability is paid to the director at retirement. Unlike a 401(k) plan or a pension plan, a DDFP is a nonqualified plan. Accordingly, this plan is only made available to outside directors without regard to the nondiscrimination requirements of qualified plans. The DDFP is also an unfunded plan, which means there are no specific assets set aside to fund the plan. The Company has purchased life insurance policies in order to provide for payment of its obligations under the Director Deferred Fee Plan, but the director has no rights under the plan beyond those of a general creditor of the plan sponsor. The deferred amount is not taxable income to the individual and is not a tax-deductible expense to the plan sponsor.

The Company and the Directors who have DDFP Agreements have also entered into split dollar life insurance agreements in connection with the life insurance policies obtained by the Company and North Valley Bank on their lives.

The DDFP is embodied in a written agreement between the plan sponsor and the Director selected to participate in the plan. The Agreement includes provisions that indicate the benefits to be provided at retirement or in the event of death, disability, or termination of Board membership prior to retirement. The Agreement provides for full vesting of deferred amounts since the Director is setting aside his or her current fees. If the individual leaves, the account balance would be paid according to the terms specified in the Agreement. If the individual were to die prior to or during retirement, the promised benefits would be paid to the individual's beneficiary or estate.

As of December 31, 2009, the Company's aggregate accrued obligations under the Directors Deferred Fee Plan were $1,906,000.

Components of Director Compensation

North Valley Bancorp reviews the level of compensation of its non-employee Directors on an annual basis. To determine whether the current level of compensation for its non-employee Directors is appropriate, North Valley Bancorp has historically obtained data from a number of different sources including:

- Publicly available data describing director compensation in peer companies;
- Data provided by the California Banker's Association with regard to director compensation;
- Information obtained directly from other companies.

During 2009, each Director (other than the Chairman) of North Valley Bancorp was paid $3,000 per quarterly meeting of the Board of Directors and each Director (other than the Chairman) of North Valley Bank was paid $500 per monthly meeting of the Board of Directors. Payments for attendance at Loan Committee meetings of North Valley Bank during 2009 were $250 per meeting. The Chairman of the Board of Directors of the Company was paid $5,000 for each quarterly meeting of the Board of Directors and the Chairman of the Board of Directors of North Valley Bank was paid $850 for each Board of Directors meeting during 2009. The Chairman of the Loan Committee was paid $350 per meeting during 2009. The Chairman of the Audit Committee was paid a quarterly fee of $1,000 during 2009. The Chairman of the Compensation Committee was paid a quarterly fee of $850 during 2009.

Commencing in 1998, each non-employee Director of the Company has received an award of shares of Common Stock as part of his or her annual retainer as a Director pursuant to the 1998 Employee Stock Incentive Plan and continued under the 2008 Stock Incentive Plan. Each award is fully vested when granted to a non-employee Director. Each Director of the Company received 900 shares of Common Stock as his or her annual retainer in 2008. Each of the non-employee Directors waived his or her annual retainer of 900 shares of Common Stock for 2009.

During 2009, cash compensation paid to non-employee Directors of the Company totaled $153,000 and payment of additional Director Compensation of $42,000 was deferred under the DDFP. Directors electing coverage under the group health insurance plan available to employees of the Company have been required to pay 100% of their health insurance premiums since January 1989.

The following table sets forth information with regard to compensation earned by non-employee Directors in 2009. Compensation earned by the only employee Director, Michael J. Cushman, is described in the "Executive Compensation" section above.

DIRECTOR COMPENSATION TABLE

Name (1)	Fees Earned or Paid in Cash (2)($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3)($)	All Other Compensation ($)	Total ($)
William W. Cox	$ 24,450	—	—	—	$ 957	—	$ 25,407
Royce L. Friesen	$ 22,150	—	—	—	$ 12,158	—	$ 34,308
Dante W. Ghidinelli	$ 26,500	—	—	—	$ 9,971	—	$ 36,471
Kevin D. Hartwick	$ 22,250	—	—	—	$ 1,199	—	$ 23,449
Roger B. Kohlmeier	$ 21,400	—	—	—	—	—	$ 21,400
Martin A. Mariani	$ 19,500	—	—	—	$ 645	—	$ 20,145
Dolores M. Vellutini	$ 22,750	—	—	—	$ 4,468	—	$ 27,218
J.M. Wells, Jr.	$ 35,450	—	—	—	$ 27,370	—	$ 62,820

(1) Includes only Directors who served during 2009.
(2) Includes cash payments made to Directors of North Valley Bancorp for meetings attended during 2009.
(3) The amounts in this column represent the above-market or preferential earnings on any nonqualified compensation. The above-market rate is determined by using the amount above 120% of the Federal long-term rate. For 2009, the interest rate paid was 8.757%, and the above-market rate was determined to be 4.56%.

The following table shows the aggregate number of stock awards and option awards outstanding for each non-employee Director as of December 31, 2009. No stock options were granted to non-employee Directors in 2009.

Name	Aggregate Stock Awards Outstanding as of 12/31/09 (#)	Aggregate Option Awards Outstanding as of 12/31/09 (#)	Grant Date Fair Value of Stock and Option Awards Made during 2009 ($)
William W. Cox	—	20,220	—
Royce L. Friesen	—	5,100	—
Dante W. Ghidinelli	—	19,800	—
Kevin D. Hartwick	—	64,800	—
Roger B. Kohlmeier	—	16,200	—
Martin A. Mariani	—	16,200	—
Dolores M. Vellutini	—	64,800	—
J.M. Wells, Jr.	—	16,300	—

North Valley Bancorp 1989 Director Stock Option Plan

Under the North Valley Bancorp 1989 Director Stock Option Plan, as amended (the "1989 Director Plan"), which was adopted by the Board of Directors in December 1989 and by the shareholders of the Company at the 1990 Annual Meeting, each member of the Board of Directors, including employees who are Directors, automatically received every January a non-statutory stock option to purchase 1,000 shares of the Company's Common Stock. Effective upon adoption of the North Valley Bancorp 1999 Director Stock Option Plan, no further grants of options have been made under the 1989 Director Plan. As of April 15, 2010, there were no outstanding options to purchase shares of Common Stock pursuant to the 1989 Director Plan.

North Valley Bancorp 1998 Employee Stock Incentive Plan

The North Valley Bancorp 1998 Employee Stock Incentive Plan (the "Stock Incentive Plan") was adopted by the Board of Directors in February 1998 and approved by the shareholders of the Company at the 1998 Annual Meeting. The Stock Incentive Plan provides for awards in the form of options (which may constitute incentive stock options or non-statutory stock options to key employees) and also provides for the award of shares of Common Stock to outside directors. The shares of Common Stock authorized to be awarded as options under the Stock Incentive Plan consist of 600,000 shares increased in an amount equal to 2% of shares outstanding each year, commencing January 1, 1999. The Stock Incentive Plan defines "key employee" as a common-law employee of the Company, its parent or any subsidiary of the Company, an "outside director," or a consultant or advisor who provides services to the Company, its parent or any subsidiary of the Company. For purposes of the Stock Incentive Plan, an "outside director" is defined as a member of the Board who is not a common-law employee of the Company, its parent or any subsidiary of the Company.

Pursuant to the Stock Incentive Plan, as of April 15, 2010, there were outstanding options to purchase 409,040 shares of Company Common Stock. As provided in the Stock Incentive Plan, the authorization to award incentive stock options terminated on February 19, 2008.

The Stock Incentive Plan is administered by a committee of the Board of Directors. As of April 15, 2010, the Committee members are Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. The Committee must have a membership composition which enables the Stock Incentive Plan to qualify under SEC Rule 16b-3 with regard to the grant of options or other rights under the Stock Incentive Plan to persons who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of options or determining awards or other rights under the Stock Incentive Plan to persons subject to Section 16 of the Exchange Act.

In the event that the Company is a party to a merger or other reorganization, outstanding options and stock awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding options by the surviving Company or its parent, for their continuation by the Company (if the Company is a surviving Company), for accelerated vesting and accelerated expiration, or for settlement in cash.

North Valley Bancorp 1999 Director Stock Option Plan

On April 1, 1999, the Board of Directors adopted the North Valley Bancorp 1999 Director Stock Option Plan (the "1999 Director Stock Option Plan"), pursuant to which all members of the Board of Directors are eligible for the award of non-statutory stock options to purchase shares of the Company's Common Stock. Non-statutory stock options are options not intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended.

The 1999 Director Stock Option Plan replaced the existing North Valley Bancorp 1989 Director Stock Option Plan, as amended (the "1989 Director Plan") and was approved by the shareholders at the 1999 Annual Meeting.

The 1999 Director Stock Option Plan is administered by the Board of Directors. All awards of options are at the discretion of the Board of Directors. The Board of Directors has the authority to delegate some or all of its duties in administering the 1999 Director Stock Option Plan to a committee of the Board of Directors appointed for this purpose, composed of not less than two members of the Board of Directors who qualify as non-employee directors. The body administering the 1999 Director Stock Option Plan is generally authorized to administer such Plan in all respects, subject to the express terms of such Plan, including the full power to make all determinations necessary or advisable for its administration.

All members of the Board of Directors of the Company and North Valley Bank, including employees of the Company who are directors, are eligible to participate in the 1999 Director Stock Option Plan. As of April 15, 2010, there were nine Directors eligible to participate in the 1999 Director Stock Option Plan.

Shares covered by options granted pursuant to the 1999 Director Stock Option Plan are authorized but unissued shares of the Company's Common Stock. The maximum aggregate number of shares of Common Stock which may be optioned and sold under the 1999 Director Stock Option Plan is equal to ten percent of the total shares of the Company's Common Stock issued and outstanding from time to time. As of April 15, 2010, there were options outstanding under the 1999 Director Stock Option Plan for the purchase of 90,000 shares of Common Stock. On the same date, there were 7,495,817 shares of Common Stock issued and outstanding. Thus, as of April 15, 2010, no shares of Common Stock were available for the grant of additional options under the 1999 Director Stock Option Plan.

The 1999 Director Stock Option Plan includes provisions for adjustment of and changes in the shares reserved for issuance in the event that the shares of Common Stock of the Company are changed into or exchanged for a different number of kind of shares of stock or other securities of the Company or other Company, whether by reason or reorganization, merger, consolidation, recapitalization, reclassification, stock dividend, stock split or other changes.

The 1999 Director Stock Option Plan also includes provisions regarding the sale, dissolution or liquidation of the Company and any reorganization, merger or consolidation in which the Company is not the surviving or resulting Company. If the Company is not the surviving or resulting Company, the Board of Directors shall have the power to terminate all options under the 1999 Director Stock Option Plan, provided that each optionee shall have the right prior to the effective date of such sale, dissolution, liquidation, reorganization, merger or consolidation to exercise any outstanding option in full, without regard to the option's vesting schedule.

Options granted under the 1999 Director Stock Option Plan may only be non-statutory stock options. Each option will be 20 percent exercisable or "vested" immediately upon the date of grant and will become further vested at the rate of 20 percent on each of the first four anniversary dates thereafter. Options are exercisable for a period of ten years after the date of grant. The exercise price for the options is 85 percent of the fair market value of the shares on the date of grant, as determined by the Board of Directors. So long as the Company's Common Stock is listed on The NASDAQ Stock Market, such fair market value shall be equal to the last transaction price reported for such date on The NASDAQ Global Select Market.

Each option granted under the 1999 Director Stock Option Plan has a termination date of ten years after the date of grant. In addition, each option automatically expires three months after termination of service as a director other than for cause, except that in the case of termination of service due to mandatory retirement, death or disability, an option will remain in effect unchanged. If a director is removed from the Board of Directors for cause, the option will expire 30 days after such termination of service.

The Board of Directors may amend, suspend or terminate the 1999 Director Stock Option Plan at any time and for any reason. Any amendment is subject to the approval of the shareholders of the Company only to the extent required by applicable laws or regulations. No amendment or termination may adversely affect the rights of an optionee under a previously awarded option, without the optionee's consent.

No taxable income is recognized by an optionee upon the award of a non-statutory stock option under the 1999 Director Stock Option Plan. The exercise of a non-statutory stock option awarded under the 1999 Director Stock Option Plan results in the realization of ordinary income to the optionee in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. For federal income tax purposes, the Company will be entitled to a compensation expense deduction in the same amount. The 1999 Director Stock Option Plan allows an optionee to satisfy any withholding tax requirement in connection with the exercise of an option by the withholding of shares from the total number of shares issuable upon exercise of the option or by the delivery to the Company of shares of Company Common Stock that have been held by the optionee for at least six months. Any such arrangement must be acceptable to the Company.

North Valley Bancorp 2008 Stock Incentive Plan

The North Valley Bancorp 2008 Stock Incentive Plan (the "2008 Stock Incentive Plan") was adopted by the Board of Directors in February 2008 and approved by the shareholders of the Company at the 2008 Annual Meeting. The 2008 Stock Incentive Plan provides for the grant to key employees of stock options, which may consist of incentive stock options or non-statutory stock options. The 2008 Stock Incentive Plan also provides for the grant to outside directors, and to consultants and advisers to the Company, of stock options, all of which must be non-statutory stock options. The shares of Common Stock authorized to be awarded as options under the 2008 Stock Incentive Plan consist of 400,000 shares and shall be increased by a number of shares of Common Stock equal to 2% of the total number of the shares of Common Stock of the Company outstanding at the end of the most recently concluded calendar year. The vesting period is generally four years; however the vesting period can be modified at the discretion of the Company's Board of Directors, and for all options granted in the fourth quarter in 2008 the vesting period is five years. The 2008 Stock Incentive Plan defines "key employee" as a common-law employee of the Company, its parent or any subsidiary of the Company, an "outside director," or a consultant or advisor who provides services to the Company, its parent or any subsidiary of the Company. For purposes of the 2008 Stock Incentive Plan, an "outside director" is defined as a member of the Board who is not a common-law employee of the Company, its parent or any subsidiary of the Company.

Pursuant to the 2008 Stock Incentive Plan, as of April 15, 2010, there were outstanding options to purchase 269,925 shares of Company Common Stock.

Each award of 900 shares of Common Stock to a non-employee director as an annual retainer under the Plan is fully taxable at the time of the grant. The Company receives a compensation expense deduction in the same amount. If the non-employee director disposes of the Common Stock prior to 12 months after the date of grant, any gain (or loss) will be a short-term capital gain. If the shares are held for longer than 12 months, any gain (or loss) will be taxed at long-term capital gain rates.

The 2008 Stock Incentive Plan is administered by a committee of the Board of Directors. As of April 15, 2010, the Committee members are Royce L. Friesen, Dante W. Ghidinelli, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. The Committee must have a membership composition which enables the Stock Incentive Plan to qualify under SEC Rule 16b-3 with regard to the grant of options or other rights under the Stock Incentive Plan to persons who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Subject to the requirements of applicable law, the Committee may designate persons other than members of the Committee to carry out its responsibilities and may prescribe such conditions and limitations as it may deem appropriate, except that the Committee may not delegate its authority with regard to the selection for participation of or the granting of options or determining awards or other rights under the Stock Incentive Plan to persons subject to Section 16 of the Exchange Act.

In the event that the Company is a party to a merger or other reorganization, outstanding options and stock awards shall be subject to the agreement of merger or reorganization. Such agreement may provide, without limitation, for the assumption of outstanding options by the surviving Company or its parent, for their continuation by the Company (if the Company is a surviving Company), for accelerated vesting and accelerated expiration, or for settlement in cash.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Ownership of Certain Beneficial Owners

To the knowledge of the Company, as of April 15, 2010, no person or entity was the beneficial owner of more than five percent (5%) of the outstanding shares of the Company's Common Stock. For the purpose of this disclosure and the disclosure of ownership of shares by Directors and Executive Officers below, shares are considered to be "beneficially" owned if the person has or shares the power to vote or direct the voting of the shares, the power to dispose of or direct the disposition of the shares, or the right to acquire beneficial ownership (as so defined) within 60 days of April 15, 2010.

Stock Ownership of Directors and Executive Officers

The following table sets forth certain information regarding ownership of the Company's Common Stock with respect to each Director of the Company and North Valley Bank, and each current executive officer named in the Summary Compensation Table on page 9, as well as for all Directors and executive officers of the Company and North Valley Bank as a group. All of the shares of Common Stock of the Company shown in the following table are owned both of record and beneficially, except as indicated in the notes to the table, as of April 15, 2010. The table should be read with the understanding that more than one person may be the beneficial owner or possess certain attributes of beneficial ownership with respect to the same securities. Therefore, careful attention should be given to the footnote references set forth in the column "Percent of Class.

Beneficial Owner	Position	Beneficial Ownership (1)	Percent of Class (2)
William W. Cox (7)	Director, North Valley Bancorp North Valley Bank	22,262	*
Michael J. Cushman (5)	President and Chief Executive Officer and Director, North Valley Bancorp North Valley Bank	199,986	2.62%
Royce L. Friesen	Director, North Valley Bancorp North Valley Bank	71,535	*
Dante W. Ghidinelli (8)	Director, North Valley Bancorp North Valley Bank	62,646	*
Leo J. Graham (5)	General Counsel and Corporate Secretary North Valley Bancorp North Valley Bank	29,726	*
Kevin D. Hartwick (9)	Director, North Valley Bancorp North Valley Bank	101,586	1.35%
Roger B. Kohlmeier	Director, North Valley Bancorp North Valley Bank	45,700	*
Gary S. Litzsinger (5)	Executive Vice President and Chief Risk Officer North Valley Bancorp North Valley Bank	17,467	*
Scott R. Louis (5)	Executive Vice President and Chief Operating Officer North Valley Bancorp North Valley Bank	20,932	*
Martin A. Mariani (10)	Director, North Valley Bancorp North Valley Bank	70,664	*
Roger D. Nash (5)(6)	Executive Vice President and Chief Credit Officer North Valley Bancorp North Valley Bank	26,259	*
Dolores M. Vellutini (11)	Director, North Valley Bancorp North Valley Bank	127,045	1.68%
Kevin R. Watson (5)	Executive Vice President and Chief Financial Officer North Valley Bancorp North Valley Bank	31,457	*
J.M.("Mike") Wells, Jr. (12)	Chairman, North Valley Bancorp North Valley Bank	144,482	1.93%
All Directors and Executive Officers as a group (13 persons) (13) (14) (15) (16) (17)		971,747	12.36%

(1) Includes shares beneficially owned, directly and indirectly, together with associates. Subject to applicable community property laws and shared voting and investment power with a spouse, sole investment and voting power is held by the beneficial owner of all shares unless noted otherwise. Includes stock options granted pursuant to the North Valley Bancorp 1998 Employee Stock Incentive Plan, the North Valley Bancorp 1999 Director Stock Option Plan, and the 2008 Stock Incentive Plan with: 5,244 shares exercisable within 60 days of April 15, 2010 by Mr. Cox, 135,894 shares exercisable within 60 days of April 15, 2010 by Mr. Cushman; 2,220 shares exercisable within 60 days of April 15, 2010 by Mr. Friesen; 5,160 shares exercisable within 60 days of April 15, 2010 by Mr. Ghidinelli; 24,470 shares exercisable within 60 days of April 15, 2010 by Mr. Graham; 50,160 shares exercisable within 60 days of April 15, 2010 by Mr. Hartwick; 8,040 shares exercisable within 60 days of April 15, 2010 by Mr. Kohlmeier, 16,844 shares exercisable within 60 days of April 15, 2010 by Mr. Litzsinger; 12,706 shares exercisable within 60 days of April 15, 2010 by Mr. Louis; 8,040 shares exercisable within 60 days of April 15, 2010 by Mr. Mariani; 20,731 shares exercisable within 60 days of April 15, 2010 by Mr. Nash; 50,160 shares exercisable within 60 days of April 15, 2010 by Ms. Vellutini; 23,235 shares exercisable within 60 days of April 15, 2010 by Mr. Watson; and 4,460 shares exercisable within 60 days of April 15, 2010 by Mr. Wells. Includes shares allocated under the North Valley Bancorp Employee Stock Ownership Plan through December 31, 2008, with: 3,743 shares allocated to Mr. Cushman, 1,106 shares allocated to Mr. Graham, 523 shares allocated to Mr. Litzsinger, 726 shares allocated to Mr. Louis, 528 shares allocated to Mr. Nash and 547 share allocated to Mr. Watson.

(2) Includes stock options exercisable within 60 days of April 15, 2010. An "*" indicates less than one percent.

(3) Intentionally omitted.

(4) Intentionally omitted.

(5) Michael J. Cushman is President and Chief Executive Officer of North Valley Bancorp and North Valley Bank; Kevin R. Watson is Executive Vice President and Chief Financial Officer of North Valley Bancorp and North Valley Bank; Scott R. Louis is Executive Vice President and Chief Operating Officer of North Valley Bancorp and North Valley Bank; Roger D. Nash is Executive Vice President and Chief Credit Officer of North Valley Bancorp and North Valley Bank; Gary S. Litzsinger is Executive Vice President and Chief Risk Officer of North Valley Bancorp and North Valley Bank; Leo J. Graham is General Counsel and Corporate Secretary of North Valley Bancorp and North Valley Bank (collectively, the "Executive Officers").

(6) Includes 5,000 shares held by Mr. Nash's spouse.

(7) Includes 915 shares held by Mr. Cox's spouse and as to which Mr. Cox disclaims beneficial ownership.

(8) Includes 20,861 shares held by Mr. Ghidinelli as Trustee for the Balma Grandchildren Trust.

(9) Includes 420 shares held in custodian accounts for Mr. Hartwick's children.

(10) Includes 38,349 shares held by Mr. Mariani's children and as to which Mr. Mariani disclaims beneficial ownership.

(11) Includes 210 shares held by Ms. Vellutini's spouse and 12,695 shares held by Ms. Vellutini's son and as to which Ms. Vellutini disclaims beneficial ownership.

(12) Includes 130,220 shares held by The Wells Family Trust, of which Mr. Wells is Trustee. Includes 1,750 shares held by Mr. Wells' spouse and as to which Mr. Wells disclaims beneficial ownership. Includes 8,052 shares held by the Estate of Jean M. Wells, of which Mr. Wells is the Executor.

(13) This group includes all current Executive Officers and Directors of the Company and its subsidiary, North Valley Bank.

(14) See footnotes 5, 6, 8, 9 and 10. Includes 90,000 shares subject to options exercisable within 60 days of April 15, 2010 by the Directors under the 1999 Director Stock Option Plan and 277,364 shares subject to options exercisable within 60 days of April 15, 2010 by Messrs. Cox, Cushman, Friesen, Ghidinelli, Graham, Hartwick, Kohlmeier, Litzsinger, Louis, Mariani, Nash, Vellutini, Watson and Wells under the 1998 Employee Stock Incentive Plan and the 2008 Stock Incentive Plan.

(15) In calculating the percentage of ownership, all shares which the identified person has the right to acquire by the exercise of options are deemed to be outstanding for the purpose of computing the percentage of class owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.

(16) Shares of the Company's Common Stock, expected to be issued to Directors and executive officers of the Company upon conversion of the Company's Series A Preferred Stock (as described above in the Explanatory Note), are not included in the table. Directors Cushman, Cox, Friesen, Ghidinelli, Hartwick, Kohlmeier, Mariani and Vellutini, and executive officers Graham, Litzsinger, Louis, Nash and Watson, participated in the purchase of Series A Preferred Stock for an aggregate of 1,861 shares of Series A Preferred Stock (equivalent to approximately 1.241 million shares of Common Stock, assuming conversion at $1.50 per share). Information regarding the shares of Series A Preferred Stock held by such Directors and executive officers is available on their Form 4 filings with the Commission on April 26, 2010 and will be further described in the Company's 2010 Proxy Statement for the Annual Meeting of Shareholders.

(17) The Company anticipates that approximately 27 million shares of Common Stock would be issued upon conversion of the 40,000 shares of Series A Preferred Stock described above in the Explanatory Note. Under such circumstances, the Company anticipates that some of the institutional purchasers of shares of the Company's Series A Preferred Stock may, upon conversion, become beneficial owners of more than five percent (5%) of the outstanding shares of the Company's Common Stock (assuming the necessary shareholder approvals are obtained). Additional information regarding such 5% owners will be provided in the Company's 2010 Proxy Statement for the Annual Meeting of Shareholders.

Equity Compensation Plan Information

The following table summarizes information about the options, warrants, and rights and other equity compensation under the Company's equity plans as of December 31, 2009.

EQUITY COMPENSATION PLANS

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants, and rights (#)	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (#)
Equity Compensation Plans approved by security holders (1)	768,965	$ 10.16	279,991
Equity Compensation Plans not approved by security holders	None	N/A	N/A
Total	768,965	$ 10.16	279,991

(1) Includes options to purchase shares of Company Common Stock under the following shareholder-approved plans: North Valley Bancorp 1998 Employee Stock Incentive Plan, North Valley Bancorp 1999 Director Stock Option Plan and North Valley Bancorp 2008 Stock Incentive Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

The Company has a policy that it does not enter into any transactions covered under Item 404 of Regulation S-K with the exception of loans made by North Valley Bank (see "Indebtedness of Management" below). There have been no transactions, or series of similar transactions, during 2009, or any currently proposed transaction, or series of similar transactions, to which the Company or North Valley Bank was or is to be a party, in which the amount involved exceeded or will exceed $120,000 and in which any director, director-nominee or executive officer of the Company or North Valley Bank, or any shareholder owning of record or beneficially 5% or more of North Valley Bancorp Common Stock, or any member of the immediate family of any of the foregoing persons, had, or will have, a direct or indirect material interest.

Indebtedness of Management

Through its banking subsidiary, North Valley Bank, the Company has had and expects in the future to have banking transactions, including loans and other extensions of credit, in the ordinary course of its business with many of the Company's Directors, Executive Officers, holders of five percent or more of the Company's Common Stock and members of the immediate family of any of the foregoing persons, including transactions with companies or organizations of which such persons are directors, officers or controlling shareholders, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated persons. Management believes that in 2009 such loan transactions did not involve more than the normal risk of collectibility or present other unfavorable features. All loans and other extensions of credit made by North Valley Bank to the Directors and Executive Officers of the Company and North Valley Bank are made in compliance with the applicable restrictions of Section 22 of the Federal Reserve Act and Regulation O of the Board of Governors of the Federal Reserve System.

Director Independence

The Board of Directors of the Company has evaluated the independence of each of the members of the Board of Directors in accordance with applicable laws and regulations including the provisions of the Sarbanes-Oxley Act of 2002 ("SOX"), the rules and regulations of the Securities and Exchange Commission (the "SEC") and the corporate governance listing standards of The NASDAQ Stock Market ("NASDAQ").

The Board of Directors has determined that a majority of the Board of Directors is comprised of "Independent Directors" within the requirements of SOX, SEC and NASDAQ regulations. The Board of Directors has further determined that Director Michael J. Cushman, who is employed as the President and Chief Executive Officer of the Company, is not independent.

The "Independent Directors" held four (4) regularly scheduled meetings of the Board of Directors during 2009 (executive sessions) at which only the "Independent Directors" were present.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The firm of Perry-Smith LLP served the Company as the independent registered public accounting firm for the fiscal year ended December 31, 2009. Perry-Smith LLP was recommended by the Audit Committee of the Board of Directors to serve as the independent registered public accounting firm for the 2009 fiscal year, and the Board of Directors and shareholders of the Company approved the Audit Committee recommendation. The Audit Committee of the Board of Directors of the Company approved each professional service rendered by Perry-Smith LLP during the fiscal year 2009.

During the period covering the fiscal years ended December 31, 2009 and 2008, Perry-Smith LLP performed the professional services described below. No other services were provided in 2009 and 2008.

Description	2009	2008
Audit Fees (1)	$ 284,000	$ 285,000
Audit-Related Fees (2)	$ 29,000	$ 28,000
Tax Fees (3)	$ 64,000	$ 64,800
All Other Fees (4)	$ 6,000	$ 15,000

(1) Audit fees consist of fees for professional services rendered for the audit of the Company's consolidated financial statements, review of consolidated financial statements included in the Company's quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees represent fees for professional services in connection with the audit of the Company's retirement plans.

(3) Tax services consist of compliance fees for the preparation of tax returns and tax payment-planning services. Tax services also include fees relating to other tax advice, tax consulting and planning other than for tax compliance and preparation.

(4) All other fees consist primarily of consulting services in connection with SEC inquiries.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee consists of the following members of the Company's Board of Directors: Dante W. Ghidinelli (Chairman), Royce L. Friesen, Kevin D. Hartwick, Roger B. Kohlmeier and Dolores M. Vellutini. All members of the Committee are independent as defined under SOX, the SEC Regulations and NASDAQ listing standards. Both Chairman Dante W. Ghidinelli and Mr. Kevin D. Hartwick have been, as a result of their accounting backgrounds determined to be qualified as an Audit Committee Financial Expert as defined under SOX, the SEC Regulations and NASDAQ listing standards. The Committee operates under a written charter adopted by the Board of Directors, a copy of which will be attached to the Company ' s 2010 Proxy Statement. The Audit Committee, in addition to its other functions, recommends to the Board of Directors, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm.

Management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and generally accepted accounting principles and to issue reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

The Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, internal control and financial reporting practices of the Company. The Committee's primary responsibilities include the following: (1) serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (2) review and evaluate the audit efforts of the Company's independent registered public accounting firm and internal audit department; (3) evaluate the Company's quarterly financial performance as well as its compliance with laws and regulations; (4) oversee management's establishment and enforcement of financial policies and business practices; and (5) facilitate communication among the independent registered public accounting firm, financial and senior management, counsel, the internal audit department and the Board of Directors.

The Audit Committee has been updated quarterly on management's process to assess the adequacy of the Company's system of internal control over financial reporting, the framework used to make the assessment and management's conclusions on the effectiveness of the Company's internal control over financial reporting. The Audit Committee has also discussed with the independent registered public accounting firm the Company's internal control assessment process, management's assessment with respect thereto and the independent registered public accounting firm's evaluation of the Company's system of internal control over financial reporting.

It is not the duty or the responsibility of the Committee to conduct auditing or accounting reviews. Therefore, the Committee has relied, without further independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent registered public accounting firm included in their report on the Company's financial statements and internal control over financial reporting. Furthermore, the Committee's discussions with management and the independent registered public accounting firm do not provide the Committee with any other independent basis to determine or assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm are in fact "independent."

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2009 with management and Perry-Smith LLP, the Company's independent registered public accountants. The Audit Committee has also discussed with Perry-Smith LLP, the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards) as may be modified or supplemented. The Audit Committee has also received the written disclosures and the letter from Perry-Smith LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent public accountants' communications with the Audit Committee concerning independence and the Audit Committee has discussed the independence of Perry-Smith LLP with that firm.

The Committee has recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the Securities and Exchange Commission and has recommended ratification of Perry-Smith LLP as the Independent Registered Public Accounting Firm for the Company for the fiscal year 2010.

Submitted by:

Dante W. Ghidinelli (Chairman)
Royce L. Friesen
Kevin D. Hartwick
Roger B. Kohlmeier
Dolores M. Vellutini

NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN ANY OF THE COMPANY'S PREVIOUS OR FUTURE FILINGS UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 THAT MIGHT INCORPORATE THIS FORM 10-K/A OR FUTURE FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IN WHOLE OR IN PART, THE ABOVE REPORT OF THE AUDIT COMMITTEE SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY SUCH FILING.

PART IV

ITEM 15. EXHIBITS

Exhibit No.	Exhibit Name
31.1	Section 302 Certification (Chief Executive Officer)
31.2	Section 302 Certification (Chief Financial Officer)
32	Sections 960 and 1350 Certifications

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH VALLEY BANCORP
By:

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and Chief Financial Officer

DATE: April 29, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE
/s/ J. M. Wells, Jr. J. M. Wells, Jr.	Director	April 29, 2010
/s/ Michael J. Cushman Michael J. Cushman	Director, President and Chief Executive Officer (Principal Executive Officer)	April 29, 2010
/s/ William W. Cox William W. Cox	Director	April 29, 2010
/s/ Royce L. Friesen Royce L. Friesen	Director	April 29, 2010
/s/ Dan W. Ghidinelli Dan W. Ghidinelli	Director	April 29, 2010
/s/ Kevin D. Hartwick Kevin D. Hartwick	Director	April 29, 2010
/s/ Roger B. Kohlmeier Roger B. Kohlmeier	Director	April 29, 2010
/s/ Martin A. Mariani Martin A. Mariani	Director	April 29, 2010
/s/ Dolores M. Vellutini Dolores M. Vellutini	Director	April 29, 2010
/s/ Kevin R. Watson Kevin R. Watson	Executive Vice President and Chief Financial Officer (Principal Financial Officer & Principal Accounting Officer)	April 29, 2010

Exhibit 31.1

**CERTIFICATIONS UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
REGARDING THE ANNUAL REPORT ON FORM 10-K/A
FOR THE YEAR ENDED DECEMBER 31, 2009**

I, Michael J. Cushman, President and Chief Executive Officer (Principal Executive Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this amendment No. 1 to annual report on Form 10-K/A of North Valley Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 29, 2010

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

I, Kevin R. Watson, Executive Vice President and Chief Financial Officer (Principal Financial & Accounting Officer) of the registrant, North Valley Bancorp, certify that:

1. I have reviewed this amendment No. 1 to annual report on Form 10-K/A of North Valley Bancorp;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 29, 2010

/s/ KEVIN R. WATSON

Kevin R. Watson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer & Principal Accounting Officer)

Exhibit 32

Section 1350 Certification
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
with Respect to the North Valley Bancorp Amendment No. 1 to Annual Report on Form 10-K/A
for the year ended December 31, 2009

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of North Valley Bancorp, a California corporation (the "Company"), does hereby certify that:

The Company's Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2009 (the "Form 10-K/A") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

Information contained in the Form 10-K/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: April 29, 2010

/s/ MICHAEL J. CUSHMAN
Michael J. Cushman
President and Chief Executive Officer
(Principal Executive Officer)

Dated: April 29, 2010

/s/ KEVIN R. WATSON
Kevin R. Watson
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer & Principal
Accounting Officer)

Community Participation

A fundamental part of North Valley Bank's success is the role of being a good corporate citizen, and being a good citizen means giving back to the communities we serve.

Our communities have always counted on North Valley Bank to be a strong partner, and during these challenging times our communities have needed our support more than ever. As we work together, recover, and grow, we will continue our promise to do our best by becoming more creative in the ways to offer contributions.

As an organization, North Valley Bank contributed funds to many worthwhile community agencies, and our people gave thousands of volunteer hours by banding together as teams, serving at community fundraisers and as working officers on non-profit boards. Our commitment to our communities was rewarded once again as we earned 'Best of the North State' honors for the 4th year in a row in the 2009 Redding Record Searchlight's Readers' Poll.

One of the events we were most proud to support in 2009 was the Make-A-Wish Foundation. Through their "STARS" program in our branches, employees and customers donated more than $11,000 to help fund a wish for a child with a life-threatening illness. Additionally, our team of volunteers worked to staff the phone bank, taking pledges during the Make-A-Wish Radiothon pledge drive, which raised more than $300,000 in two days.


MAKE·A·WISH

We supported the **ABA Foundation's Teach Children to Save** "Million Child Challenge" by providing financial literacy education to nearly 1,000 school children through classroom visits by our bankers. These visits and our unique Moonjar money boxes help give students the tools to learn important concepts of saving, spending and sharing money, putting them on the path of financial responsibility that we hope will last a lifetime.

Whether it's our support of **CASA, the American Heart Association, 4-H and FFA, or the United Way,** we're committed to supporting local events and organizations that benefit communities throughout our market area. We're proud to be a part of our communities in every way.



Executive Officers

Michael J. Cushman
President & Chief Executive Officer

Kevin R. Watson
Executive Vice President and
Chief Financial Officer

Scott R. Louis
Executive Vice President and
Chief Operating Officer

Roger D. Nash
Executive Vice President and
Chief Credit Officer

Gary S. Litzsinger
Executive Vice President and
Chief Risk Officer

Leo J. Graham
Corporate Secretary and
General Counsel



NORTH VALLEY BANK BUSINESS BANKING CENTER
300 Park Marina Circle
Redding, CA 96001
(530) 226-0500

EUREKA DOWNTOWN AND BUSINESS BANKING CENTER
402 F Street
Eureka, CA 95501
(707) 443-8400

INVESTMENT SERVICES
Investors Marketplace
(through Essex National Securities, Inc.)
1327 South Street
Redding, CA 96001
(530) 243-0214

RESIDENTIAL REAL ESTATE CENTER
1844 Park Marina Drive
Redding, CA 96001
(530) 226-2930

ANDERSON
2686 Gateway Drive
Anderson, CA 96007
(530) 226-2950

COTTONWOOD
(In Holiday Market)
20635 Gas Point Road
Cottonwood, CA 96022
(530) 226-2967

CRESCENT CITY
1492 Northcrest Drive
Crescent City, CA 95531
(707) 465-8900

EUREKA MALL
838 W. Harris
Eureka, CA 95503
(707) 443-8488

FERNDALE
394 Main Street
Ferndale, CA 95536
(707) 786-9522

GARBERVILLE
793 Redwood Drive
Garberville, CA 95542
(707) 923-2152

HAYFORK
7061 State Highway 3
Hayfork, CA 96041
(530) 628-5215

MCKINLEYVILLE
1640 Central Avenue
McKinleyville, CA 95519
(707) 839-8400

PALO CEDRO
9334-A Deschutes Road
Palo Cedro, CA 96073
(530) 547-5715

BUENAVENTURA
(In Holiday Market)
3315 Placer Street
Redding, CA 96001
(530) 226-2959

CHURN CREEK
2245 Churn Creek Road
Redding, CA 96002
(530) 226-2952

COUNTRY CLUB
2930 Bechelli Lane
Redding, CA 96002
(530) 226-2940

ENTERPRISE
880 E. Cypress Avenue
Redding, CA 96002
(530) 226-2962

SOUTH STREET
1327 South Street
Redding, CA 96001
(530) 226-2920

WESTWOOD
6392-J Westside Road
Redding, CA 96001
(530) 226-2956

SHASTA LAKE
4715 Shasta Dam Blvd.
Shasta Lake, CA 96019
(530) 226-2977

WEAVERVILLE
595 Main Street
Weaverville, CA 96093
(530) 623-5521

WILLITS
255 S. Main Street
Willits, CA 95490
(707) 459-5581

WOODLAND - REGIONAL HEADQUARTERS
(Business Banking Office)
630 Main Street
Woodland, CA 95695
(530) 668-5800

ROSEVILLE
(Business Banking Office)
378 N. Sunrise Blvd., Suite 100
Roseville, CA 95661
(916) 783-2900

SANTA ROSA - REGIONAL HEADQUARTERS
(Business Banking Office)
100 B. Street, Suite 110
Santa Rosa, CA 95401
(707) 522-5480

UKIAH
(Business Banking Office)
101 N. State Street, Suite A
Ukiah, CA 95482
(707) 467-2280



NORTH VALLEY BANCORP ADMINISTRATION
300 Park Marina Circle
Redding, CA 96001
(530) 226-2900



Member FDIC

Auditors
Perry-Smith LLP
Sacramento, California

Legal Counsel
Dodd ▪ Mason ▪ George LLP
San Jose, California

Trading Exchange/Symbol
NASDAQ Global Select
Market: NOVB

Market Makers
For purchases and sales of North Valley Bancorp stock, call:
Sandler O'Neill & Partners, L.P., (800) 635-6851
FIG Partners, (404) 601-7200
Howe Barnes, (800) 346-5544
D.A. Davidson & Co., (800) 755-7589

Transfer Agent
BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
1-800-839-2657
Web Site address:
www.bnymellon.com/shareowner/isd